As filed with the Securities and Exchange Commission on April 24, 2007

Registration No. 333-140496

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CAI International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7359	94-3298884
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Embarcadero Center

Suite 2101

San Francisco, California 94111

(415) 788-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Masaaki (John) Nishibori

President and Chief Executive Officer

CAI International, Inc.

One Embarcadero Center

Suite 2101

San Francisco, California 94111

(415) 788-0100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward J. Wes, Jr. Bruce McNamara Sonny Allison Perkins Coie LLP 101 Jefferson Drive Menlo Park, California 94025 (650) 838-4300	Daniel G. Kelly, Jr. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common stock, par value $0.0001 per share, offered by the registrant	6,670,000	$16.00	$106,720,000	$10,907
(1)	Includes 870,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(2)	Anticipated to be between $14.00 and $16.00 per share.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(4)	Includes $10,700 previously paid on behalf of the registrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 24, 2007

5,800,000 Shares

CAI INTERNATIONAL, INC.

Common Stock

$         per share

• CAI International, Inc. is offering 5,800,000 shares. • We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.	• This is our initial public offering and no public market currently exists for our shares. • Trading symbol: New York Stock Exchange — “CAP”

This investment involves risk. See “ Risk Factors” beginning on page 12.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CAI International, Inc.	$	$

The underwriters have a 30-day option to purchase up to 870,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

William Blair & Company	Jefferies & Company

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this prospectus and in any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or any sale of our common stock occurs.

i

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, the notes thereto and the matters set forth under “Risk Factors.”

In this prospectus, unless indicated otherwise, references to: (1) “CAI,” “the company,” “we,” “us” and “our” refer to CAI International, Inc., formerly known as Container Applications International, Inc., the issuer of the common stock and its subsidiaries; (2) “Interpool” refers to Interpool, Inc., which owned 50.0% of our common stock until we repurchased such common stock on October 1, 2006; (3) “TEU” refers to a “20' equivalent unit,” which is a measurement used in the container shipping industry to compare shipping containers of various sizes and configurations to a standard 20' dry van container; (4) “our owned fleet” means the containers we own, plus the containers we lease from other companies under operating and finance leases; (5) “our managed fleet” means the containers we manage that are owned by container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet; and (7) “container investors” means investment entities that purchase portfolios of containers from us. Unless otherwise indicated herein, all share and per share information has been adjusted for the 420-for-one stock split that was effected as of April 23, 2007.

CAI International, Inc.

We are one of the world’s leading container leasing and management companies. We believe that our share of the worldwide leased container fleet, as measured in TEUs, increased from approximately 4.3% as of mid-1998 to 6.3% as of mid-2006, representing the seventh largest fleet of leased containers in the world. We operate our business through two segments: container leasing and container management. We purchase new containers, lease them to container shipping lines and either retain them as part of our owned fleet or sell them to container investors for whom we then provide management services. In operating our fleet, we lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of containers. As of March 31, 2007, our fleet comprised 684,000 TEUs, 74.7% of which represented our managed fleet and 25.3% of which represented our owned fleet.

We were founded in 1989 by our Executive Chairman, Hiromitsu Ogawa, as a traditional container leasing company that leased containers owned by us to container shipping lines. In 1998, we shifted our strategic focus from leasing containers owned by us to managing containers owned by container investors. Our managed fleet, as measured in TEUs, increased at a compounded annual growth rate of 19.2% from December 31, 1998 to December 31, 2006 as compared to a compounded annual growth rate of 11.3% for our total fleet, as measured in TEUs, during the same period.

The shift in our strategic focus to managing containers for container investors has enabled us to grow our total fleet while reducing our debt and operating lease commitments. This has allowed us to realize a higher return on assets and equity than we believe would have been possible if our fleet had consisted entirely of containers owned by us. We reduced our debt, capital lease obligations and equipment operating lease commitments from $189.5 million as of December 31, 2001 to $78.7 million as of September 30, 2006. On October 1, 2006, we repurchased 50.0% of our then-outstanding common stock from Interpool. In connection with this repurchase of our common stock, we incurred $77.5 million of incremental indebtedness, which caused our debt, capital lease obligations and equipment operating lease commitments to increase to $155.4 million as of December 31, 2006. We will use our net proceeds from this offering to repay this incremental indebtedness. As a result of these transactions, Mr. Ogawa’s ownership of our common stock increased from 50.0% to 100.0%. In February 2007

Mr. Ogawa sold approximately 14.9% of our common stock, after giving effect to the conversion of our Series A cumulative redeemable convertible preferred stock into common stock, to an entity affiliated with the Development Bank of Japan.

We lease our containers to lessees under long-term leases, short-term leases and finance leases. Long-term leases cover a specified number of containers that will be on lease for a fixed period of time. Short-term leases provide lessees with the ability to lease containers either for a fixed term of less than one year or without a fixed term on an as-needed basis, with flexible pick-up and drop-off of containers at depots worldwide. Finance leases are long-term lease contracts that grant the lessee the right to purchase the container at the end of the term for a nominal amount. For the three months ended March 31, 2007, 92.4% of our fleet, as measured in TEUs, was on lease. As of March 31, 2007, 70.5% of our on-lease fleet was on long-term leases, 27.6% was on short-term leases and 1.9% was on finance leases.

We manage containers under management agreements that cover portfolios of containers. Our management agreements typically have terms of eight to 12 years and provide that we receive a management fee based upon the actual rental revenue for each container less the actual operating expenses directly attributable to that container. We also receive fees for selling used containers on behalf of container investors. For the three months ended March 31, 2007, our container management segment generated revenues of $6.3 million and income before income taxes of $3.8 million. For the year ended December 31, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006, our container management segment generated revenues of $21.1 million, $16.9 million and $9.0 million, respectively, and income before income taxes of $13.9 million, $10.4 million and $6.4 million, respectively.

Our container leasing segment revenue comprises container rental revenue and finance lease income from our owned fleet, and our container management segment revenue comprises gain on sale of container portfolios and management fee revenue for managing containers for container investors. For the three months ended March 31, 2007, our container leasing segment generated revenues of $8.2 million and income before income taxes of $2.0 million. For the year ended December 31, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006, our container leasing segment generated revenues of $40.4 million, $25.2 million and $9.7 million, respectively, and income before income taxes of $4.3 million, $5.8 million and $1.9 million, respectively.

For the three months ended March 31, 2007, we generated total revenues of $14.5 million, EBITDA of $11.1 million, and net income of $3.6 million. For the year ended December 31, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006, we generated total revenues of $61.6 million, $42.1 million and $18.6 million, respectively, EBITDA of $39.0 million, $30.1 million and $14.7 million, respectively, and net income of $10.0 million, $10.4 million and $5.2 million, respectively.

Industry Overview

We operate in the worldwide intermodal freight container leasing industry. Intermodal freight containers, or containers, are large, standardized steel boxes used to transport cargo by a number of means, including ship, truck and rail. Container shipping lines use containers as the primary means for packaging and transporting freight internationally, principally from export-oriented economies in Asia to North America and Western Europe.

Containerisation International, Market Analysis: Container Leasing Market 2006, estimates that as of mid-2006 transportation companies, including container shipping lines and freight forwarders, owned approximately 57.3% of the total worldwide container fleet and container leasing companies owned approximately 42.7% of the total worldwide container fleet. Given the uncertainty and variability of export volumes and the fact that container shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a container shipping line’s need to purchase and maintain excess container inventory.

According to Drewry Shipping Consultants Limited, The Drewry Annual Container Market Review and Forecast 2006/2007, worldwide containerized cargo volume grew each year from 1980 through 2005, attaining a compounded annual growth rate of 9.8% during that period. Drewry estimates that 2006 container cargo volume grew 10.3% over the prior year. Drewry forecasts that cargo volume will continue to grow at approximately 9.0% annually through 2011. We believe that this projected growth is due to several factors, including the continuing shift in global manufacturing capacity to lower labor cost regions such as China and India, the continued integration of developing high-growth economies into global trade patterns, the continued conversion of cargo from bulk shipping into container shipping and the growing liberalization and integration of world trade.

Our Strengths

We believe our strengths include the following:

•

Multiple Sources of Revenue.    Our container rental revenue and management fee revenue are structured to provide us with stable revenue over longer periods of time while our gain on sale of container portfolios has historically generated significant incremental revenue and facilitated growth in management fee revenue by increasing the number of containers we manage for container investors. By having multiple sources of revenue, we believe that we have been able to realize a higher return on assets and equity than would have been possible if our fleet had consisted entirely of containers owned by us. We believe it is important to maintain a balance between the size of our owned fleet and our managed fleet to maintain our multiple sources of revenue.

•

High-Quality Asset Management Services.    We sell portfolios of leased containers to a number of container investors in Europe and Asia through various intermediaries. Following the sale, we manage these portfolios on behalf of the container investors. We believe that container investors view us as one of the highest quality companies providing container management services due to the quality of the container portfolios that we sell and the asset management services that we provide. From January 1, 2004 through March 31, 2007, we sold to European and Asian container investors containers representing 211,000 TEUs for $363.4 million of gross proceeds.

•

Capital-efficient Third-party Fleet Management Operation.    We have grown our managed fleet by selling portfolios of containers to container investors, most of which are subject to lease at the time of sale. By selling these portfolios to container investors, we are able to free up capital more quickly than if we kept the containers as part of our owned fleet. This enables us to deploy the capital for other uses. Our container management segment provides us with revenue at the time of sale, long-term contractual management fees and a sales fee earned when we sell used containers for container investors, all with very little long-term investment from us.

•

Long-standing Container Lessee Relationships with Attractive Credit Characteristics.    We currently lease containers to over 250 container lessees, including many of the largest international container shipping lines. As of December 31, 2006, we conducted business with the top 20 lessees of our total fleet, as measured in TEUs, for an average of over 12 years. These top 20 lessees had, as of December 31, 2006, a weighted-average Dynamar credit rating of 2.4 on a rating scale of one through ten, with a one representing the strongest credit rating. Dynamar B.V. provides credit ratings to the container leasing industry.

•

Experienced Management Team.    We have significant experience in the container leasing industry. Our six key officers have an average of approximately 15 years of experience in the container leasing industry. In addition, our marketing, operations and underwriting personnel have developed long-term relationships with lessees that improve our access to continued opportunities with leading container shipping lines.

•

Flexibility to Satisfy Changing Market Demands.    Our operating expertise and financial flexibility enable us to meet the evolving requirements of lessees and container investors. We have significant experience in structuring and selling to container investors portfolios of containers that have attractive investment returns. By selling these portfolios to container investors, we have been able to purchase a substantial number of new containers while at the same time maintaining significant borrowing capacity under our senior secured credit facility. This has enabled us to choose when to purchase new containers based upon our expectations of near-term market conditions and quickly respond to the changing demands of lessees for short- and long-term leases.

•

Proprietary, Real-time Information Technology System.    We have developed a proprietary, real-time information technology system to assist us in managing our container fleet. Our proprietary IT system has been essential to providing a high level of customer service and we believe it is scalable to satisfy our future growth without significant capital expenditures.

Risks Affecting Us

In operating our business we have faced and will continue to face significant challenges. Our ability to successfully operate our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors.” For example:

•	world trade volume and economic growth could decline and other macroeconomic market conditions affecting the container leasing industry could worsen;

•	demand from container investors to purchase portfolios of leased containers at prices that are attractive to us could decline;

•	container shipping lines could decide to buy rather than lease a larger percentage of the containers they use;

•	demand for leased containers by container shipping lines could decrease due to consolidation of container shipping lines or other factors;

•	per diem rates for leases could decline;

•	new container prices could change unexpectedly;

•	shipping may be disrupted by a number of causes, including terrorist attacks and regional economic instability; and

•	we may lose key members of our senior management.

Any of the above risks could cause our per diem or utilization rates to decline or could otherwise materially and adversely affect our business, financial position and results of operations. An investment in our common stock involves risks. You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Corporate Information

We were incorporated under the name Container Applications International, Inc. as a Nevada corporation in 1989 and reincorporated under the name CAI International, Inc. in Delaware in 2007. Our principal executive offices are located at One Embarcadero Center, Suite 2101, San Francisco, California 94111. Our telephone number is (415) 788-0100 and our Web site is located at http://www.caiintl.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our Web site as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our Web site or any other Web site is not incorporated by reference into this prospectus, and you should not consider information contained on our Web site or any other Web site to be a part of this prospectus.

The Offering

Common stock offered by CAI International, Inc.	5,800,000 shares

Common stock outstanding after this offering	17,108,920 shares

Offering price	$ per share

Use of proceeds	To repay a portion of our outstanding indebtedness, including a $37.5 million convertible subordinated note, a $17.5 million term loan outstanding under our senior secured credit facility, and a portion of the amount outstanding under the revolving line of credit under our senior secured credit facility. See “Use of Proceeds.”

New York Stock Exchange symbol	CAP

The number of shares outstanding after this offering is based on 10,584,000 shares of common stock outstanding as of March 31, 2007 and, unless otherwise indicated:

•

includes the conversion of all outstanding shares of Series A cumulative redeemable convertible preferred stock into 724,920 shares of common stock, which will occur immediately prior to the completion of this offering;

•

excludes 36,876 shares of common stock subject to restricted stock grants under our 2007 Equity Incentive Plan, which we intend to grant under our 2007 Equity Incentive Plan upon the pricing of this offering;

•

excludes 546,120 shares of common stock issuable upon exercise of options with an exercise price equal to the public offering price in this offering, which we intend to grant upon the pricing of this offering; and

•	excludes 138,984 shares of common stock that will be reserved for future issuance under our 2007 Equity Incentive Plan.

Unless otherwise indicated, this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to 870,000 shares of common stock from us.

Summary Historical Consolidated Financial and Operating Data

The summary consolidated financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2004 and 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data presented below under the heading “Statement of Income Data” for the three months ended March 31, 2006 and 2007 and under the heading “Balance Sheet Data” as of March 31, 2007 are unaudited, have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited consolidated summary financial data presented below under the headings “Statement of Income Data” and “Balance Sheet Data” reflect all normal and recurring adjustments necessary to fairly present our financial condition and results of operations as of and for the periods presented.

Prior to October 1, 2006, we had two principal stockholders, each of whom beneficially owned 50.0% of our outstanding common stock. These stockholders were our founder and Executive Chairman, Hiromitsu Ogawa, and Interpool. On October 1, 2006, we repurchased 10,584,000 shares, or 50.0% of our then-outstanding common stock, held by Interpool. The repurchase resulted in an increase in the percentage of our common stock held by Mr. Ogawa from 50.0% to 100.0%. In connection with this transaction we have applied pushdown accounting in accordance with Staff Accounting Bulletin No. 54 (“SAB No. 54”) and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). Due to the application of pushdown accounting and step acquisition accounting in our financial statements, our financial condition and results of operations after September 30, 2006 will not be comparable in some respects to our financial condition and results of operations reflected in our historical financial statements as of dates or for periods prior to October 1, 2006.

The consolidated balance sheet and statements of income data in this prospectus prior to October 1, 2006 refer to the Predecessor company and this period is referred to as the pre-repurchase period, while the consolidated balance sheet and statements of income data on and subsequent to October 1, 2006 refer to the Successor company and this period is referred to as the post-repurchase period. A line has been drawn between the accompanying financial statements to distinguish between the pre-repurchase and post-repurchase periods.

The pro forma, as adjusted balance sheet as of March 31, 2007 gives effect to (1) the conversion of all our preferred stock to common stock; (2) payment of accrued dividends on our preferred stock; (3) our receipt of the proceeds from the repayment of promissory notes (including all accrued and unpaid interest) issued to certain executive officers in connection with the purchase of 524,376 shares of Series A cumulative redeemable convertible preferred stock; (4) the sale by us of 5,800,000 shares of common stock at an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus; and (5) the application of the net proceeds of this offering to repay certain indebtedness as set forth in “Use of Proceeds.”

We adopted the FASB Staff Position Accounting for Planned Major Maintenance Activities (“FSP AUG AIR-1”) effective January 1, 2007. As a result we have retroactively adjusted our consolidated financial statements to reflect the direct expense method of accounting for maintenance, a method permitted under this Staff Position. The impact of the application of FSP AUG AIR-1 to our storage and handling expense was a $47,000 increase in the three months ended December 31, 2006, an increase of $179,000 for the nine months ended September 30, 2006 and increases of $421,000 and $511,000 for 2005 and 2004, respectively.

The operating data presented below under “Selected Operating Data” are not audited. Historical results are not necessarily indicative of the results of operations to be expected for future periods. You should read the summary historical consolidated financial and operating data presented below in conjunction with “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Nine Months Ended September 30,	Three Months Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2004	2005	2006	2006	2006	2007
	(in thousands, except per share data)
					(unaudited)
Statement of Income Data:
Revenue
Container rental revenue	$45,855	$39,614	$24,228	$9,383	$8,062	$7,880
Management fee revenue	6,809	11,230	8,530	3,569	2,574	3,419
Gain on sale of container portfolios	13,420	9,913	8,365	5,392	1,932	2,895
Finance lease income	602	829	927	267	307	319

Total revenue	66,686	61,586	42,050	18,611	12,875	14,513
Operating Expenses
Depreciation of container rental equipment	15,545	14,764	9,653	2,360	3,367	1,690
Amortization of intangible assets	—	—	—	307	—	308
Impairment of container rental equipment	275	572	270	81	237	119
Gain on disposition of used container equipment	(718)	(1,166)	(804)	(747)	(147)	(1,005)
Equipment rental expense	10,636	6,875	1,187	395	396	395
Storage, handling and other expenses	6,164	3,853	2,411	779	667	671
Marketing, general and administrative expenses	11,783	12,551	8,967	3,389	3,349	3,302

Total operating expenses	43,685	37,449	21,684	6,564	7,869	5,480

Operating income	23,001	24,137	20,366	12,047	5,006	9,033
Net interest expense	7,623	7,771	4,146	3,695	1,596	3,230

Income before income taxes	15,378	16,366	16,220	8,352	3,410	5,803
Income tax expense	6,149	6,377	5,856	3,119	1,231	2,191

Net income	9,229	9,989	10,364	5,233	2,179	3,612
(Accretion) decretion of preferred stock	(641)	(713)	1,464	(6)	488	(5,572)

Net income (loss) available to common stockholders	$8,588	$9,276	$11,828	$5,227	$2,667	$(1,960)

Net income (loss) per share available to common stockholders
Basic	$0.41	$0.44	$0.56	$0.49	$0.13	$(0.19)
Diluted	0.41	0.44	0.48	0.36	0.10	(0.19)
Weighted-average shares outstanding
Basic	21,168	21,168	21,168	10,584	21,168	10,584
Diluted	21,168	21,168	21,735	16,270	21,772	10,584

Other Financial Data:
EBITDA (unaudited)(1)	$38,644	$38,996	$30,094	$14,746	$8,398	$11,066
Purchase of containers	125,732	127,288	89,366	45,843	10,754	37,215
Net proceeds from sale of container portfolios	119,224	102,097	67,912	49,252	17,018	24,908

footnotes on following page

	As of March 31, 2007
	Actual	Pro Forma Adjustments(2)(3)	Pro Forma as Adjusted(2)(3)
	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash	$7,775	(219)	$7,556
Container rental equipment, net	171,144		171,144
Net investment in direct finance leases	8,413		8,413
Total assets	283,757		283,538
Long-term debt	156,292	(78,600)	77,692
Total liabilities	247,482		168,882
Cumulative redeemable convertible preferred stock	10,472	(10,472)	—
Total stockholders’ equity	25,803	88,853	114,656

	As of December 31,			As of March 31, 2007
	2004	2005	2006
Selected Operating Data:		(unaudited)
Managed fleet in TEUs(4)	416,254	456,076	483,333	511,000
Owned fleet in TEUs(4)	171,790	141,653	185,645	172,853

Total	588,044	597,729	668,978	683,853

Percentage of on-lease fleet on long-term leases	57.7%	64.7%	65.3%	70.5%
Percentage of on-lease fleet on short-term leases	41.2	33.5	32.8	27.6
Percentage of on-lease fleet on finance leases	1.1	1.8	1.9	1.9

Total	100.0%	100.0%	100.0%	100.0%

	Year Ended December 31,			Three Months Ended March 31, 2007
	2004	2005	2006
	(unaudited)
Utilization rate(5)	89.8%	90.7%	90.6%	92.4%

(1)

EBITDA is defined as net income before interest, income taxes, depreciation and amortization. We believe EBITDA is helpful in understanding our past financial performance as a supplement to net income and other performance measures calculated in conformity with accounting principles generally accepted in the United States (“GAAP”). Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for any measure reported under GAAP. EBITDA’s usefulness as a performance measure as compared to net income is limited by the fact that footnotes continued on following page

EBITDA excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. In addition, since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Moreover, EBITDA is not calculated identically by all companies; therefore our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Due to these limitations, we use EBITDA as a measure of performance only in conjunction with GAAP measures of performance such as net income. The following table provides a reconciliation of EBITDA to net income, the most comparable performance measure under GAAP:

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,		Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
	2004	2005
	(in thousands)
	(unaudited)
Net income	$9,229	$9,989	$10,364	$5,233	$2,179	$3,612
Add:
Net interest expense	7,623	7,771	4,146	3,695	1,596	3,230
Depreciation	15,643	14,859	9,728	2,392	3,392	1,725
Amortization of intangible assets	—	—	—	307	—	308
Income tax expense	6,149	6,377	5,856	3,119	1,231	2,191

EBITDA	$38,644	$38,996	$30,094	$14,746	$8,398	$11,066

(2)

The pro forma, as adjusted balance sheet data as of March 31, 2007 give effect to the following events as if they had occurred on March 31, 2007: (a) the conversion of all outstanding shares of Series A cumulative redeemable convertible preferred stock into 724,920 shares of common stock; (b) the payment of all accrued dividends on all outstanding shares of Series A cumulative redeemable convertible preferred stock; (c) our receipt of the proceeds from the repayment of promissory notes (including all accrued and unpaid interest) issued to certain executive officers in connection with the purchase of 524,376 shares of Series A cumulative redeemable convertible preferred stock; (d) the sale by us of 5,800,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus; (e) our receipt of the estimated net proceeds of this offering of $78.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (f) the application of the estimated net proceeds of this offering to repay certain indebtedness as set forth in “Use of Proceeds.”

(3)

Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed offering price per share would decrease (increase) long-term debt and total liabilities and increase (decrease) stockholders’ equity by $5.4 million.

(4)

Reflects the total number of TEUs included in our managed or owned fleet, as applicable, as of the end of the period indicated, including units held for sale and units held at the manufacturer that we have purchased.

(5)

Reflects the average number of TEUs in our fleet on lease as a percentage of total TEUs available for lease. In calculating TEUs available for lease, we exclude units held for sale and units held at the footnotes continued on following page

manufacturer that we have purchased. The utilization rate for a period is calculated by averaging the utilization rates at the end of each calendar month during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the calculation of our utilization rate.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common stock could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Related to Our Business and the Container Leasing Industry

The demand for leased containers depends on many political, economic and other factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and attracting container investors to purchase container portfolios from us depends in part upon the continued demand for leased containers. The demand for containers is affected by numerous factors.

Demand for containers depends largely on the rate of world trade and economic growth, with U.S. consumer demand being the most critical factor affecting this growth. Economic downturns in one or more countries, particularly in the United States and other countries with consumer-oriented economies, could result in a reduction in world trade volume or in demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue, increased operating expenses (such as storage and repositioning costs) and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur.

Much of our leasing business involves shipments of goods exported from Asia. From time to time, there have been economic disruptions, health scares, such as SARS and avian flu, financial turmoil, natural disasters and political instability in Asia. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us.

Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions and competitive pressures in the shipping industry;

•	shifting trends and patterns of cargo traffic;

•	the availability and terms of container financing;

•	fluctuations in interest rates and foreign currency values;

•	overcapacity or undercapacity of the container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher-demand locations in lieu of leasing containers from us;

•	consolidation or withdrawal of individual container lessees in the container shipping industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies; and

•	political and economic factors.

All of these factors are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. Many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased revenue and increased storage and repositioning costs.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future.

Our revenue comes primarily from the leasing of containers owned by us, management fees earned on containers owned by container investors and gain on sale of container portfolios to container investors. Historically, our annual and quarterly total revenues, net income and cash flows have fluctuated significantly as a result of fluctuations in our gain on sale of container portfolios. Selling containers to container investors has very little associated incremental expense, which means that our quarterly results may fluctuate significantly depending upon the amount of gain on sale of container portfolios, if any, we realize in a quarter. Due to seasonal increased demand for containers in the several months leading up to the holiday season in the United States and Europe and higher demand for purchasing containers by container investors toward the end of the calendar year, a higher proportion of our container sales to investors has typically occurred in the second half of each calendar year. Although by comparison our container rental revenue and management fee revenue have historically fluctuated much less than our gain on sale of container portfolios, container rental revenue and management revenue may also fluctuate significantly in future periods based upon the level of demand by container shipping lines for leased containers, our ability to maintain a high utilization rate of containers in our total fleet, changes in per diem rates for leases and fluctuations in operating expenses.

A large part of our revenue comes from gain on sale of container portfolios and our container sale activities in the future may result in lower gains or losses on sales of containers.

Our revenue from gain on sale of container portfolios depends on our ability to make a profit on containers that we purchase and then resell to container investors. We typically enter into firm purchase orders for containers before we begin finding lessees for the containers, and the time necessary to lease these containers may be much longer than we anticipate. The price that a container investor is willing to pay for a portfolio of containers depends on a number of factors, including the historical and future expected cash flows from the portfolio to the container investor, the credit ratings of the lessees, the mix of short-term and long-term leases, the number of TEUs in the portfolio, the timing of the sale and alternative investment opportunities available to the container investor. If any of these factors changes unexpectedly during the period between the date of our purchase order to the date a container investor purchases the container from us, we may recognize a lower gain on sale of the containers to investors, sell them to container investors at a loss or retain them as part of our owned fleet.

The container investors that purchase containers from us are located in four countries and a change in the conditions and laws in any of these countries could significantly reduce demand by container investors to purchase containers.

The container investors that have historically purchased containers from us are located in Germany, Switzerland, Austria and Japan. The willingness of these investors to continue to purchase containers from us will depend upon a number of factors outside of our control, including the laws in the countries in which they are domiciled, the tax treatment of an investment and restrictions on foreign investments. If a change in tax laws or other conditions makes investments in containers less attractive, we will need to identify new container investors. The process of identifying new container investors and selling containers to them could be lengthy and we may not be able to find new container investors in these circumstances, which would result in a substantial reduction in the amount of gain on sale of container portfolios and cash flow.

We derive a substantial portion of our revenue for each of our container management and container leasing segments from a limited number of container investors and container lessees, respectively, and the loss of, or reduction in business by, any of these container investors or container lessees could result in a significant loss of revenue and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container investors and container lessees. Our business comprises two reportable segments for financial statement reporting purposes: container management and container leasing. Revenue for our container management segment comes primarily from container investors that purchase portfolios of containers and then pay us to manage the containers for them. Revenue for our container leasing segment comes primarily from container lessees that lease containers from our owned fleet.

Revenue from our ten largest container lessees represented 57.7% of the revenue from our container leasing segment for the year ended December 31, 2006, on a pro forma, as adjusted basis, with revenue from our single largest container lessee accounting for 13.8%, or $4.8 million, of revenue from our container leasing segment during such period. This $4.8 million of revenue represented 7.9% of our total revenue for this period. We do not distinguish between our owned fleet and our managed fleet when we enter into leases with container shipping lines. Accordingly, the largest lessees of our owned fleet are typically among the largest lessees of our managed fleet, and our management fee revenue is based in part on the number of managed containers on lease to container lessees. As a result, the loss of, or default by, any of our largest container lessees could have a material adverse effect on the revenue for both our container management segment and our container leasing segment. In addition, many of the management agreements with our container investors contain performance criteria, such as minimum per diem net income per container or minimum utilization rates for the pool of containers owned by the container investors. In the event we fail to meet one or more of these criteria in a management agreement, the independent investment arrangers who typically act on behalf of container investors may have the right to terminate the management agreement. In the year ended December 31, 2006, container investors associated with five independent investment arrangers represented 95.6% of our container management revenue on a pro forma, as adjusted basis. If we were to not perform our obligations as a container manager under the management agreements controlled by an independent investment arranger, the independent investment manager could decide to terminate all of the management agreements under which we have not performed our obligations. Managed containers associated with our single largest container investor accounted for 29.8%, or $7.7 million, of revenue from our container management segment during the year ended December 31, 2006, on a pro forma, as adjusted basis. This $7.7 million of revenue represented 12.7% of our total revenue for this period. The termination of the management agreements under the control of a single investment arranger or the loss of our largest container investor as a management services customer could have a material adverse effect on the revenue for our container management segment. For a description of our results of operations for the year ended December 31, 2006 on a pro forma, as adjusted basis, see “Unaudited Pro Forma Financial Information.”

Consolidation and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. We believe container shipping lines require two TEUs of available containers for every TEU of capacity on their container ships. Container shipping lines have historically relied on a large number of leased containers to satisfy their needs. Consolidation of major container shipping lines could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. It could also create concentration of credit risk if the number of our container lessees decreases due to consolidation. Additionally, large container shipping lines with significant resources could choose to manufacture their own containers, which would decrease their demand for leased containers and could have an adverse impact on our business.

Per diem rates for our leased containers may decrease, which would have a negative effect on our business and results of operations.

Per diem rates for our leased containers depend on a large number of factors, including the following:

•	the type and length of the lease;

•	embedded residual assumptions;

•	the type and age of the container;

•	the number of new containers available for lease by our competitors;

•	the location of the container being leased; and

•	the price of new containers.

Because steel is the major component used in the construction of new containers, the price of new containers is highly correlated with the price of raw steel. Container prices and leasing rates increased from 2003 to 2004, and again in the second half of 2006, partially due to an increase in worldwide steel prices, while in the late 1990s, new container prices and per diem rates declined, because of, among other factors, a drop in worldwide steel prices and a shift in container manufacturing from Taiwan and Korea to areas in mainland China with lower labor costs. Container prices and per diem rates may fall again.

In addition, per diem rates may be negatively impacted by the entrance of new leasing companies, overproduction of new containers by manufacturers and over-buying of containers by container shipping lines and leasing competitors. For example, during 2001 and again in 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and container shipping lines, led to decreasing per diem rates and utilization rates. In the event that the container shipping industry were to be characterized by overcapacity in the future, or if available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling containers, both utilization and per diem rates may decrease, adversely affecting our revenue and operating results.

A reduction in the willingness of container investors to have us manage their containers could adversely affect our business, results of operations and financial condition.

A significant percentage of our revenue is attributable to management fees earned on services related to the leasing of containers owned by container investors. This revenue has very low direct operating costs associated with it. Accordingly, fluctuations in our management fee revenue in any period will have a significant impact on our profitability in that period. If we fail to meet performance requirements contained in our management agreements, container investors may seek to terminate these agreements. Moreover, our ability to continue to attract new management contracts depends upon a number of factors, including our ability to lease containers on attractive lease terms and to efficiently manage the repositioning and disposition of containers. In the event container investors perceive another container leasing company as better able to provide them with a stable and attractive rate of return, existing contracts may not be renewed, and we may lose management contract opportunities in the future, which could affect our business, results of operations and financial condition.

As we increase the number of containers in our owned fleet, we will be subject to significantly greater ownership risks.

The number of containers in our owned fleet fluctuates over time as we purchase new containers and sell containers to container investors or into the secondary resale market. As part of our strategy, we plan to increase both the number of owned containers as well as the number of managed containers in our fleet. We paid $37.2 million to purchase containers in the three months ended March 31, 2007 and we expect to purchase an aggregate of approximately $150.0 million to $200.0 million of new containers in 2007. We believe we will be able to find container investors to purchase the desired portion of the new containers that we purchase and lease. If we are unable to locate container investors to purchase these containers, we will operate the containers as part of our owned fleet. Ownership of containers entails greater risk than management of containers for container investors, meaning that as we increase the number of containers in our owned fleet, we will be subject to an increased level of risk from loss or damage to equipment, financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers.

As we increase the number of containers in our owned fleet we will have significantly more capital at risk and may not be able to satisfy the future capital requirements of our container management business.

As we increase the number of containers in our owned fleet, either as a result of planned growth in our owned fleet or as a result of our inability to sell containers to container investors, we may need to maintain higher debt balances which may adversely affect our return on equity and reduce our capital resources, including our ability to borrow money to continue expanding our managed fleet. Future borrowings may not be available under our senior secured credit facility or we may not be able to refinance the facility, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business. These effects, among others, may reduce our profitability and adversely affect our plans to continue the expansion of the container management portion of our business.

Our container lessees prefer newer containers, so to stay competitive we must continually add new containers to our fleet. If we are unable to make necessary capital expenditures, our fleet of containers may be less attractive to our container lessees and our profitability could suffer.

Gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our results of operations.

We regularly sell used, older containers upon lease expiration. The residual values of these containers therefore affect our profitability. The volatility of the residual values of such containers may be significant. These values depend upon, among other factors, raw steel prices, applicable maintenance standards, refurbishment needs, comparable new container costs, used container availability, inflation rates, market conditions, materials and labor costs and equipment obsolescence. Most of these factors are outside of our control.

Containers are typically sold if it is in the best interest of the owner to do so after taking into consideration earnings prospects, book value, remaining useful life, repair condition, suitability for leasing or other uses and the prevailing local sales price for containers. Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our gains or losses on the disposition of used container equipment.

We may incur significant costs to reposition containers.

When lessees return containers to locations where supply exceeds demand, we routinely reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of containers that can be returned and impose surcharges on containers returned to areas where demand for such containers is not expected to be strong. However, market conditions may not enable us to continue such practices. In addition, we may not accurately anticipate which port locations will be characterized by high or low demand in the future, and our current contracts will not protect us from repositioning costs if ports that we expect to be high-demand ports turn out to be low-demand ports at the time leases expire.

Lessee defaults may adversely affect our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

Our cash flows from containers, principally container rental revenue, management fee revenue, gain on sale of container portfolios, gain on disposition of used equipment and commissions earned on the sale of containers on behalf of container investors, are affected significantly by the ability to collect payments under leases and the ability to replace cash flows from terminating leases by re-leasing or selling containers on favorable terms. All of these factors are subject to external economic conditions and the performance by lessees and service providers that are not within our control.

When lessees default, we may fail to recover all of our containers and the containers we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers these costs will directly reduce our income before taxes and for our managed containers, lessee defaults will increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover such defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. While in recent years defaults by lessees on our owned fleet, as measured by our experience and reflected on our financial statements as an allowance for doubtful accounts, have not constituted a significant percentage of our assets, future defaults could have a material adverse effect on our business, results of operations and financial condition.

Changes in market price, availability or transportation costs of containers could adversely affect our ability to maintain our supply of containers.

We currently purchase almost all of our containers from manufacturers based in China. If it were to become more expensive for us to procure containers in China or to transport these containers at a low cost from China to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the United States or other governments or for any other reason, we may have to seek alternative sources of supply. While we are not currently dependent on any single current manufacturer of our containers, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs. The availability of containers depends significantly on the availability and cost of steel in China. If a shortage of steel develops either in China or worldwide, container manufacturers may not be able to meet our demand for new containers which would limit our ability to add new containers to our fleet.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the United States and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the United States, which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

We maintain liability insurance that we believe would apply to claims arising from a terrorist attack, and our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations and our insurance coverage is subject to large deductibles, a $15.0 million limit on coverage and significant exclusions. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

Our senior executives are critical to the success of our business and our inability to retain them or recruit new personnel could adversely affect our business.

Most of our senior executives and other management-level employees have over ten years of industry experience. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. With the exception of Mr. Hiromitsu Ogawa, our Executive Chairman, Mr. Masaaki (John) Nishibori, our President and Chief Executive Officer, and Mr. Victor Garcia, our Senior Vice President and Chief Financial Officer, we do not have employment agreements with any of our employees.

We rely on our proprietary information technology system to conduct our business. If this system fails to adequately perform its functions, or if we experience an interruption in its operation, our business, results of operations and financial prospects could be adversely affected.

The efficient operation of our business is highly dependent on our proprietary information technology system. We rely on our system to track transactions, such as repair and depot charges and changes to book value, and movements associated with each of our owned or managed containers. We use the information provided by this system in our day-to-day business decisions in order to effectively manage our lease portfolio and improve customer service. We also rely on it for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our system to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. In addition, our information technology system is vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Any such interruption could have a material adverse effect on our business, results of operations and financial prospects.

Our level of indebtedness reduces our financial flexibility and could impede our ability to operate.

We intend to borrow additional amounts under our senior secured credit facility to purchase containers and expect that we will maintain a significant amount of indebtedness on an ongoing basis. All of our borrowings under our senior secured credit facility are due and payable on September 30, 2010, and there is no assurance that we will be able to refinance our outstanding indebtedness, or if refinancing is available, that it can be obtained on terms that we can afford.

Our senior secured credit facility requires us to pay a variable rate of interest, which will increase or decrease based on variations in certain financial indexes, and fluctuations in interest rates can significantly decrease our profits. We have purchased no hedge or similar contracts that would protect us against changes in interest rates.

The amount of our indebtedness could have important consequences for you, including the following:

•

requiring us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

making it more difficult for us to satisfy our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness, which could have a material adverse effect on our business or financial condition;

•	limiting our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

As of March 31, 2007, our total debt was approximately $156.3 million. We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

We will require a significant amount of cash to service and repay our outstanding indebtedness and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. We intend to repay a portion of our indebtedness using proceeds from this offering. The amount of our net interest expense for Adjusted 2006 assumes the repayment of the $77.5 million of debt incurred in connection with our repurchase of common stock from Interpool with the net proceeds of this offering. Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting underwriting discounts and commissions and estimated offering expenses, a $1.00 increase (decrease) in the assumed offering price per share would decrease (increase) net interest expense for Adjusted 2006 by approximately $400,000. For a description of “Adjusted 2006” see “Unaudited Pro Forma Financial Information.” It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and planned capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all.

Our senior secured credit facility imposes, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our senior secured credit facility will limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our stock;

•	enter into new lines of business;

•	issue capital stock of our subsidiaries;

•	make loans and certain types of investments;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates; and

•	restrict dividends, distributions or other payments from our subsidiaries.

These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions, including breach of financial covenants, could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, manufacturers of container equipment, companies and financial institutions offering finance leases, promoters of container ownership and leasing as a tax-efficient investment, container shipping lines, which sometimes lease their excess container stocks, and suppliers of alternative types of containers for freight transport. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could lead to significant downward pressure on per diem rates, margins and prices of containers.

Competition among container leasing companies depends upon many factors, including, among others, per diem rates; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business have been attracted by the high rate of containerized trade growth in recent years. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. As a result, we may not be able to maintain a high utilization rate or achieve our growth plans.

The international nature of the container industry exposes us to numerous risks.

Our ability to enforce lessees’ obligations will be subject to applicable law in the jurisdiction in which enforcement is sought. As containers are predominantly located on international waterways, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the relative success and expedience of enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

We are also subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds into or out of the country;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	international incidents;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls, including those of the U.S. Department of Commerce;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions.

One or more of these factors could impair our current or future international operations and, as a result, harm our overall business.

We may incur costs associated with new security regulations, which may adversely affect our business, financial condition and results of operations.

We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972 (CSC), as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, financial condition and results of operations.

Environmental liability may adversely affect our business and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the United States and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient, or available, to protect against any or all liabilities and such indemnities may not be sufficient to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

We may face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. We believe that as the number of containers that we manage for container investors increases, there is a possibility that we may be drawn into litigation relating to the investments. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective and we may be subject to a significant loss in a successful litigation by a container investor.

Certain liens may arise on our containers.

Depot operators, repairmen and transporters may come into possession of our containers from time to time and have sums due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge liens on our containers.

We may choose to pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs.

We may pursue acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;
•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures.

In the future, we may be required to pay personal holding company taxes, which would have an adverse effect on our cash flows, results of operations and financial condition.

The Internal Revenue Code requires any company that qualifies as a “personal holding company” to pay personal holding company taxes in addition to regular income taxes. A company qualifies as a personal holding company if (1) more than 50.0% of the value of the company’s stock is held by five or fewer individuals and (2) at least 60.0% of the company’s adjusted ordinary gross income constitutes personal holding company income, which, in our case, includes adjusted income from the lease of our containers. If we or any of our subsidiaries are a personal holding company, our undistributed personal holding company income, which is generally taxable income with certain adjustments, including a deduction for federal income taxes and dividends paid, will be taxed at a rate of 15.0%. Based upon our operating results, we were not classified as a personal holding company for the year ended December 31, 2006. Whether or not we or any of our subsidiaries are classified as personal holding companies for the year ending December 31, 2007 or in future years will depend upon the amount of our personal holding company income and the percentage of our outstanding common stock that will be beneficially owned after this offering by Hiromitsu Ogawa, who beneficially owned 78.6% of our common stock as of March 31, 2007 after giving effect to the conversion of our Series A cumulative redeemable convertible preferred stock into common stock. At some point in the future we could become liable for personal holding company taxes. The payment of personal holding company taxes in the future would have an adverse effect on our cash flows, results of operations and financial condition.

Risks Related to This Offering

An active market for our common stock may not develop, which may inhibit the ability of our stockholders to sell their shares.

Prior to this offering, there has been no public market for our common stock. An active or liquid trading market in our common stock may not develop upon completion of this offering, or if it does develop, it may not continue. The lack of an active market may impair your ability to sell your stock at the time you wish to sell it or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of our common stock. An inactive market may also impair our ability to raise capital by selling stock and may impair our ability to acquire other companies or technologies by using our stock as consideration.

The price of our common stock may be highly volatile and may decline regardless of our operating performance.

The initial public offering price for the common stock sold in this offering will be determined by negotiation between Piper Jaffray & Co., on behalf of the underwriters, and us. This price may not reflect the market price of our common stock following this offering and the market price may not equal or exceed the initial public offering price. See “Underwriting” for a discussion of the factors that we and the underwriters will consider in determining the initial public offering price. The trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

•	variations in our financial results;

•	changes in financial estimates or investment recommendations by any securities analysts following our business;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	future sales of common stock by us or our directors, officers or significant stockholders or the perception such sales may occur;

•	our ability to achieve operating results consistent with securities analysts’ projections;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	recruitment or departure of key personnel;

•	our ability to timely address changing container lessee preferences;

•	container market and industry factors;

•	general stock market conditions; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

In addition, if the market for companies deemed similar to us or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business or financial results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

The assumed initial public offering price of our common stock is significantly greater than the net tangible book value of our common stock, which means you will experience immediate and substantial dilution.

The assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus, is substantially higher than the pro forma net tangible book value of $3.38 per share. As a result, investors purchasing stock in this offering will incur immediate dilution of $11.62 per share of common stock purchased. An aggregate gain in net tangible book value of approximately $5.22 per share will be attributable to our current stockholders as a result of this offering. If we choose to raise funds in the future through the issuance of equity securities or convertible debt securities, if outstanding options are exercised or if we grant stock awards, you will experience additional dilution of your percentage ownership of our company. This dilution may be substantial. In addition, these securities may have powers, preferences and rights that are senior to the holders of our common stock and may further limit our ability to pay dividends on our common stock.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock held by our current stockholders could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock being sold in this offering will be freely tradable, except for any shares acquired by our affiliates.

In connection with this offering, our directors, officers and stockholders have either entered into or have agreed to enter into written lock-up agreements providing that, for a period of 180 days from the date of this prospectus, they will not, among other things, sell their shares without the prior written consent of Piper Jaffray. See “Shares Eligible for Future Sale—Lock-up Agreements” for more information regarding these lock-up agreements. Assuming the underwriters do not exercise their over-allotment option, upon the expiration of the lock-up period, an additional 11,345,796 shares of our common stock will be tradable in the public market subject, in most cases, to volume and other restrictions under federal securities laws. This includes 36,876 shares of restricted stock that we intend to grant upon the pricing of this offering. In addition, upon completion of this offering, options exercisable for an aggregate of 546,120 shares of our common stock will be outstanding. We have entered into agreements with the holders of 10,584,000 shares of our common stock under which, subject to the applicable lock-up agreements, we may be required to register future sales of these shares.

We do not expect to pay any dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. In addition, our senior secured credit facility includes restrictions on our ability to pay cash dividends. Agreements governing future indebtedness will likely contain similar restrictions on our ability to pay cash dividends. Consequently, investors must rely on sales of their common stock as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

If securities analysts do not publish research or reports about our business or if they change their financial estimates or investment recommendation, the price of our stock could decline.

The trading market for our common shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control or influence the decisions or opinions of these analysts and analysts may not cover us.

If any analyst who covers us changes his or her financial estimates or investment recommendation, the price of our stock could decline. If any analyst ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Our founder, Hiromitsu Ogawa, will continue to have substantial control over us after this offering and could act in a manner with which other stockholders may disagree or that is not necessarily in the interests of other stockholders.

After this offering, Mr. Ogawa will beneficially own approximately 52.0% of our outstanding common stock. As a result, he may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, he may have the ability to control the management and affairs of our company. Mr. Ogawa may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock. In addition, as our Executive Chairman, Mr. Ogawa will influence decisions to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of an investment in our common stock.

Our certificate of incorporation and bylaws and Delaware corporate law each contain provisions that could delay, defer or prevent a change in control of our company or changes in our management. Among other things, these provisions:

•	authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

•

permit removal of directors only for cause by the holders of a majority of the shares entitled to vote at the election of directors and allow only the directors to fill a vacancy on the board of directors;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	allow the authorized number of directors to be changed only by resolution of the board of directors;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	classify our board of directors into three classes so that only a portion of our directors are elected each year; and

•	allow our directors to amend our bylaws.

These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions, which may prevent a change of control or changes in our management that a stockholder might consider favorable. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of us. Any delay or prevention of a change in control or change in management that stockholders might otherwise consider to be favorable could cause the market price of our common stock to decline.

Implementation of required public-company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules which will require us to include in our annual reports on Form 10-K an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on the effectiveness of such internal controls over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may not be able to attest as to the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose material weaknesses in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our stock.

We were previously a consolidated subsidiary of Interpool, and as such had previously implemented certain procedures to meet the standards applicable to public companies. Although we have taken a number of steps to implement effective controls and procedures, certain internal control deficiencies existed as of December 31, 2005 which constituted “material weaknesses” as defined by the Public Company Accounting Oversight Board. Certain complex transactions had not been accounted for properly in accordance with GAAP due to a lack of personnel with sufficient technical expertise. Although we believe that with the addition of our current Chief Financial Officer and additional accounting personnel we have corrected these “material weaknesses” in our controls and procedures and that as of December 31, 2006, there were no “material weaknesses” in our controls and procedures, it is possible that “material weaknesses” in our controls and procedures could develop in the future that could adversely impair our ability to accurately and timely report our financial results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” Generally, you can identify these statements because they include words and phrases like “expect,” “estimate,” “anticipate,” “predict,” “believe,” “think,” “plan,” “will,” “should,” “intend,” “seek,” “potential” and similar expressions and variations. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, cash flows, results of operations, financial condition and stock price.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties relative to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under “Risk Factors” or elsewhere in this prospectus, which also would cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.

Industry data and other statistical information used in this prospectus are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of common stock that we are selling in this offering will be approximately $78.6 million, after deducting underwriting discounts and commissions and estimated offering expenses and assuming an initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us from this offering by $5.4 million (assuming the number of shares set forth on the cover of this prospectus remains the same).

On October 1, 2006, we repurchased 50.0% of our then-outstanding common stock from Interpool. In connection with this transaction, we incurred $80.5 million of indebtedness, $37.5 million of which was pursuant to a convertible subordinated note we issued to Interpool and the remainder of which was pursuant to borrowings under the revolving line of credit portion of our senior secured credit facility. Of this indebtedness, $77.5 million of the indebtedness was incurred to pay the purchase price for the common stock and $3.0 million was used to repay a subordinated note we had previously issued to Interpool.

We intend to use our net proceeds from this offering in the following manner:

•	approximately $37.5 million to repay the convertible subordinated note issued to Interpool;

•	approximately $17.5 million to repay the outstanding term loan under our senior secured credit facility; and

•	the remainder to repay a portion of the amount outstanding under the revolving line of credit under our senior secured credit facility.

The $37.5 million note issued to Interpool bears interest at a rate of 7.87% per year for the first six months. Thereafter, the interest rate will increase by 1.00% for each six-month period that the principal amount of such note remains outstanding. The convertible subordinated note is due and payable on October 30, 2010. For additional information on this note, see “Certain Relationships and Related-Party Transactions.”

We borrowed $20.0 million under the term loan portion of our senior secured credit facility on October 2, 2006 to pay part of the cash portion of the purchase price payable to Interpool in connection with our repurchase of all of our common stock held by Interpool and our repayment of the remaining principal and interest on a subordinated note we had previously issued to Interpool. The term loan bears interest at variable rates based on the Eurodollar rate or a base rate described in our senior secured credit facility plus a margin that changes depending on certain financial criteria. The term loan is due and payable on September 30, 2010. As of March 31, 2007, the interest rate on the term loan was 7.57%.

In addition, we borrowed $23.0 million under the revolving line of credit portion of our senior secured credit facility on October 2, 2006 to pay part of the cash portion of the purchase price payable to Interpool in connection with our repurchase of all of our common stock held by Interpool. The revolving line of credit bears interest at variable rates based on the Eurodollar rate or a base rate described in our senior secured credit facility plus a margin that changes depending on certain financial criteria. The amounts outstanding under the revolving line of credit are due and payable on September 30, 2010. As of March 31, 2007, the interest rate on the amount outstanding under the revolving line of credit was 7.32%.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and we intend to retain our future earnings, if any, to fund the development and growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon the results of our operations, our financial condition and our capital expenditure plans, as well as any other factors that our board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and our future indebtedness may restrict, our ability to pay dividends.

CAPITALIZATION

The following table sets forth the following information with respect to our capitalization as of March 31, 2007:

•	our actual capitalization as of March 31, 2007;

•

adjustments to give effect to the following events (collectively referred to as the “Conversion of Preferred Stock”), all of which will occur immediately prior to the completion of this offering, as if such events had occurred on March 31, 2007:

—	conversion of all outstanding shares of Series A cumulative redeemable convertible preferred stock into 724,920 shares of common stock;

—	payment of all accrued dividends on the Series A cumulative redeemable convertible preferred stock; and

—

receipt of the repayment of the promissory notes (including all accrued and unpaid interest) issued to certain executive officers in connection with their purchase of our Series A cumulative redeemable convertible preferred stock;

•	adjustments to give effect to the following events related to this offering (collectively referred to as the “Offering”) as if such events had occurred on March 31, 2007:

—

the sale by us of 5,800,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus;

—	receipt of our estimated net proceeds from this offering of $78.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

—	application of our estimated net proceeds of this offering to repay certain indebtedness as set forth in “Use of Proceeds;”

—	an amendment to our certificate of incorporation to increase our authorized preferred stock to 5,000,000 shares; and

•	on a pro forma, as adjusted, basis to reflect all of the foregoing adjustments.

You should read this table together with the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related-Party Transactions,” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Adjustments for Conversion of Preferred Stock	Adjustments for the Offering	Pro Forma, As Adjusted
	(in thousands)
		(unaudited)
Debt:
Revolving line of credit(1)	$101,000		(23,600)	$77,400
Term loan	17,500		(17,500)	—
Capital lease obligations	292			292
Convertible subordinated note payable	37,500		(37,500)	—

Total debt(1)	156,292			77,692
Cumulative redeemable convertible preferred stock(2)	10,472	(10,472)		—
Stockholders’ equity:
Common stock(2)	1,260	10,472	78,600	90,332
Accumulated other comprehensive income	103			103
Retained earnings	24,440	(219)		24,221

Total stockholders’ equity(1)	25,803			114,656

Total capitalization	$192,567			$192,348

(1)

Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed offering price per share would decrease (increase) long-term debt and total liabilities and increase (decrease) stockholders’ equity by $5.4 million.

(2)

The following table summarizes our authorized and outstanding common and preferred stock on an actual basis, adjusted for the Conversion of Preferred Stock, adjusted for the Offering and on a pro forma, as adjusted basis.

	Actual	Adjusted for Conversion of Preferred Stock	Adjusted for the Offering	Pro Forma, As Adjusted
	(in thousands)
Series A 10.5% cumulative redeemable convertible preferred stock, no par value
Shares authorized	725	725	—	—
Shares outstanding	725	—	—	—
Undesignated preferred stock, par value $0.0001
Shares authorized	—	—	5,000	5,000
Shares outstanding	—	—	—	—
Common stock, par value $0.0001
Shares authorized	84,000	84,000	84,000	84,000
Shares outstanding	10,584	11,309	17,109	17,109

The foregoing table:

•

includes the conversion of all outstanding shares of Series A cumulative redeemable convertible preferred stock into 724,920 shares of common stock, which will occur immediately prior to the completion of this offering, and the decrease in our authorized number of shares of Series A cumulative redeemable convertible preferred stock to 724,920 shares;

•	excludes 36,876 shares of common stock subject to restricted stock grants under our 2007 Equity Incentive Plan that we intend to grant upon the pricing of this offering;

•

excludes 546,120 shares of common stock issuable upon exercise of options with an exercise price equal to the public offering price in this offering which we intend to grant upon the pricing of this offering; and

•	excludes 138,984 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding after this offering after giving retroactive effect to the events set forth below. The pro forma financial information set forth below reflects the receipt of net proceeds of $78.6 million from our sale of shares of common stock in this offering, assuming an initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds to repay certain indebtedness as set forth in “Use of Proceeds.”

After giving effect to the offering and the conversion of all outstanding shares of our Series A cumulative redeemable convertible preferred stock into shares of our common stock, the pro forma net tangible book value of our common stock as of March 31, 2007 would have been $57.8 million, or approximately $3.38 per share. This represents an immediate increase in pro forma net tangible book value of $5.22 per share to existing stockholders and immediate dilution of $11.62 per share to new investors. Our operating results for the year ended March 31, 2007 on a pro forma, as adjusted basis are included in “Unaudited Pro Forma Financial Information.” The following table illustrates this per share dilution:

Initial public offering price		$15.00

Net tangible book value per share as of March 31, 2007	$(1.84)

Increase in net tangible book value per share attributable to new investors	5.22

Pro forma, as adjusted net tangible book value after this offering		3.38

Dilution to new investors		$11.62

The following table presents as of March 31, 2007, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the assumed initial public offering price of $15.00 per share, which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,308,920	66.1%	$2,335,515	2.6%	$0.21
New investors	5,800,000	33.9%	87,000,000	97.4%	15.00

Total	17,108,920	100.0%	$89,335,515	100.0%

The foregoing tables and calculations:

•

include the conversion of all outstanding shares of Series A cumulative redeemable convertible preferred stock into 724,920 shares of common stock, which will occur immediately prior to the completion of this offering;

•	exclude 36,876 shares of restricted stock that we intend to grant under our 2007 Equity Incentive Plan upon the pricing of this offering; and

•

exclude 546,120 shares of common stock issuable upon the exercise of options under our 2007 Equity Incentive Plan that we intend to grant upon the pricing of this offering with an exercise price equal to the public offering price in this offering;

•	exclude 138,984 shares of common stock available for issuance under our 2007 Equity Incentive Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2004 and 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006 and under the heading “Balance Sheet Data” as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data presented below under the heading “Statement of Income Data” for the three months ended March 31, 2006 and 2007 and the selected financial data presented below under the heading “Balance Sheet Data” as of March 31, 2007 are unaudited and have been derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. In the opinion of management, all unaudited selected financial data presented below under the headings “Statement of Income Data” and “Balance Sheet Data” reflect all normal and recurring adjustments necessary to present fairly our results for and as of the periods presented. The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2002 and 2003 and under the heading “Balance Sheet Data” as of December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements not included in this prospectus. We adopted FSP AUG AIR-1 effective January 1, 2007. As a result, we have retroactively adjusted our consolidated financial statements to reflect the direct expense method of accounting for maintenance, a method permitted under this Staff Position. The impact of the application of FSP AUG AIR-1 to our storage and handling expense was a $47,000 increase in the three months ended December 31, 2006, an increase of $179,000 for the nine months ended September 30, 2006, increases of $421,000 and $511,000 for 2005 and 2004, respectively, and decreases of $778,000 and $481,000 for 2003 and 2002, respectively. The operating data presented below under the heading “Selected Operating Data” are not audited. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				Nine Months Ended September 30,	Three Months Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2006	2007
	(in thousands, except per share data)						(unaudited)
Statement of Income Data:
Revenue
Container rental revenue	$38,514	$39,729	$45,855	$39,614	$24,228	$9,383	$8,062	$7,880
Management fee revenue	4,868	4,872	6,809	11,230	8,530	3,569	2,574	3,419
Gain on sale of container portfolios	5,102	3,289	13,420	9,913	8,365	5,392	1,932	2,895
Finance lease income	378	194	602	829	927	267	307	319

Total revenue	48,862	48,084	66,686	61,586	42,050	18,611	12,875	14,513
Operating Expenses
Depreciation of container rental equipment	15,809	15,359	15,545	14,764	9,653	2,360	3,367	1,690
Amortization of intangible assets	—	—	—	—	—	307	—	308
Impairment of container rental equipment	4,231	989	275	572	270	81	237	119
Loss (gain) on disposition of used container equipment	145	(319)	(718)	(1,166)	(804)	(747)	(147)	(1,005)
Equipment rental expense	10,759	10,787	10,636	6,875	1,187	395	396	395
Storage, handling and other expenses	10,694	8,265	6,164	3,853	2,411	779	667	671
Marketing, general and administrative expenses	6,712	9,317	11,783	12,551	8,967	3,389	3,349	3,302

Total operating expenses	48,350	44,398	43,685	37,449	21,684	6,564	7,869	5,480

Operating income	512	3,686	23,001	24,137	20,366	12,047	5,006	9,033
Net interest expense	8,430	7,350	7,623	7,771	4,146	3,695	1,596	3,230

Income (loss) before income taxes	(7,918)	(3,664)	15,378	16,366	16,220	8,352	3,410	5,803
Income tax expense (benefit)	(2,600)	(1,015)	6,149	6,377	5,856	3,119	1,231	2,191

Net income (loss)	(5,318)	(2,649)	9,229	9,989	10,364	5,233	2,179	3,612
(Accretion) decretion of preferred stock	—	(476)	(641)	(713)	1,464	(6)	488	(5,572)

Net income (loss) available to common stockholders	$(5,318)	$(3,125)	$8,588	$9,276	$11,828	$5,227	$2,667	$(1,960)

footnotes on page 38

	Predecessor					Successor	Predecessor	Successor
	Year Ended December 31,				Nine Months Ended September 30,	Three Months Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2006	2007
		(in thousands, except per share data)					(unaudited)

Net income (loss) per share available to common stockholders
Basic	$(0.25)	$(0.15)	$0.41	$0.44	$0.56	$0.49	$0.13	$(0.19)
Diluted	(0.25)	(0.15)	0.41	0.44	0.48	0.36	0.10	(0.19)
Weighted-average shares outstanding
Basic	21,168	21,168	21,168	21,168	21,168	10,584	21,168	10,584
Diluted	21,168	21,168	21,168	21,168	21,735	16,270	21,772	10,584

Other Financial Data:
EBITDA (unaudited)(1)	$16,487	$19,173	$38,644	$38,996	$30,094	$14,746	$8,398	$11,066
Purchase of containers	31,814	60,699	125,732	127,288	89,366	45,843	10,754	37,215
Net proceeds from sale of container portfolios	38,705	37,373	119,224	102,097	67,912	49,252	17,018	24,908

footnotes on following page

	Predecessor				Successor
	As of December 31,				As of December 31,	As of March 31,
	2002	2003	2004	2005	2006	2007
		(dollars in thousands)				(unaudited)
Balance Sheet Data:
Cash	$4,618	$3,341	$5,532	$7,573	$20,359	$7,775
Container rental equipment, net	141,491	160,893	141,127	134,563	161,353	171,144
Net investment in direct finance leases	2,042	1,150	3,750	7,269	6,577	8,413
Total assets	174,453	193,098	181,958	180,661	283,000	283,757
Long-term debt	107,650	120,650	98,650	81,711	153,806	156,292
Total liabilities	155,958	176,321	154,289	141,308	250,345	247,482
Cumulative redeemable convertible preferred stock	237	1,600	3,847	6,358	4,900	10,472
Total stockholders’ equity	18,258	15,178	23,822	32,995	27,755	25,803

Selected Operating Data (unaudited):
Managed fleet in TEUs(2)	268,075	307,056	416,254	456,076	483,333	511,000
Owned fleet in TEUs(2)	207,625	228,353	171,790	141,653	185,645	172,853

Total	475,700	535,409	588,044	597,729	668,978	683,853

Percentage of on-lease fleet on long-term leases	50.2%	60.0%	57.7%	64.7%	65.3%	70.5%
Percentage of on-lease fleet on short-term leases	48.9	38.7	41.2	33.5	32.8	27.6
Percentage of on-lease fleet on finance leases	0.9	1.3	1.1	1.8	1.9	1.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Year Ended December 31,					Three Months Ended March 31, 2007
	2002	2003	2004	2005	2006
	(unaudited)
Utilization rate(3)	73.8%	81.6%	89.8%	90.7%	90.6%	92.4%

(1)

EBITDA is defined as net income (loss) before interest, income taxes, depreciation and amortization. We believe EBITDA is helpful in understanding our past financial performance as a supplement to net income (loss) and other performance measures calculated in conformity with GAAP. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for any measure reported under GAAP. EBITDA’s usefulness as a performance measure as compared to net income is limited by the fact that EBITDA excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary footnotes continued on following page

element of our costs and ability to generate income. In addition, since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Moreover, EBITDA is not calculated identically by all companies; therefore our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Due to these limitations, we use EBITDA as a measure of our performance only in conjunction with GAAP measures such as net income. The following table provides a reconciliation of EBITDA to net income, the most comparable performance measure under GAAP:

	Predecessor						Successor	Predecessor	Successor
	Year Ended December 31,				Nine Months Ended September 30, 2006		Three Months Ended
							December 31, 2006	March 31, 2006	March 31, 2007
	2002	2003	2004	2005
	(in thousands)
	(unaudited)
Net income (loss)	$(5,318)	$(2,649)	$9,229	$9,989	$10,36	4	$5,233	$2,179	$3,612
Add:
Net interest expense	8,430	7,350	7,623	7,771	4,146		3,695	1,596	3,230
Depreciation	15,975	15,487	15,643	14,859	9,728		2,392	3,392	1,725
Amortization of intangible assets	—	—	—	—	—		307	—	308
Income tax expense (benefit)	(2,600)	(1,015)	6,149	6,377	5,856		3,119	1,231	2,191

EBITDA	$16,487	$19,173	$38,644	$38,996	$30,094		$14,746	$8,398	$11,066

(2)

Reflects the total number of TEUs included in our managed or owned fleet, as applicable, as of the end of the period indicated, including units held for sale and units held at the manufacturer that we have purchased.

(3)

Reflects the average number of TEUs in our fleet on lease as a percentage of total TEUs available for lease. In calculating TEUs available for lease, we exclude units held for sale and units held at the manufacturer that we have purchased. The utilization rate for a period is calculated by averaging the utilization rates at the end of each calendar month during the period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the calculation of our utilization rate.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The pro forma statement of income for the year ended December 31, 2006 gives pro forma effect to the following items as if they had occurred on January 1, 2006: (1) our repurchase of Interpool’s 50.0% interest in our common stock; (2) repayment of a subordinated note we had previously issued to Interpool; (3) termination of a warrant to purchase our common stock held by Interpool; (4) issuance by us of a convertible subordinated note to Interpool for a principal amount of $37.5 million; (5) our borrowing of $20.0 million under the term loan portion of our senior secured credit facility and $23.0 million under the revolving line of credit portion of such facility ((1) to (5) collectively, the “Interpool Transaction”); (6) the Conversion of Preferred Stock; and (7) the Offering. The pro forma statement of income for the three months ended March 31, 2007 gives pro forma effect to the following items as if they had occurred on January 1, 2007 and the pro forma balance sheet data as of March 31, 2007 gives pro forma effect to the following items as if they had occurred on such date: (1) the Conversion of Preferred Stock; and (2) the Offering.

In connection with the Interpool Transaction we have applied pushdown accounting in accordance with SAB No. 54 and accounted for the purchase as a step acquisition in accordance with SFAS No. 141, which requires fair value adjustments to the historical bases in our assets and liabilities. Accordingly, we conducted a valuation of our assets and liabilities as of October 1, 2006.

The pro forma adjustments for the Interpool Transaction reflect 50.0% of the book value of our identifiable net assets as of September 30, 2006 (in proportion to Mr. Ogawa’s beneficial ownership of our common stock prior to the Interpool Transaction) and 50.0% of the fair value of our identifiable net assets as of October 1, 2006 (in proportion to the change in Mr. Ogawa’s beneficial ownership of our common stock as a result of the Interpool Transaction). These pro forma adjustments are based on our valuation of our tangible and intangible assets and upon assumptions that our management believes to be reasonable.

The unaudited pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Interpool Transaction, the Conversion of Preferred Stock and the Offering been completed on the date indicated and does not purport to be indicative of results of operations as of any future dates or for any future period. The unaudited pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The primary pro forma effects of the application of SAB No. 54 and SFAS No. 141 are as follows:

•	a pro forma increase in the net value of container rental equipment of $334,000, resulting in a pro forma increase in annual depreciation expense of $32,000;

•	a pro forma recognition of $7.4 million of intangible assets, resulting in the pro forma recognition of annual amortization expense of $1.2 million;

•

a pro forma increase in outstanding indebtedness of $77.5 million, resulting in a pro forma increase in annual interest expense of $7.3 million. We intend to repay this additional indebtedness with our net proceeds from this offering. As a result, we do not expect to incur this additional interest expense in periods following the offering; and

•	a pro forma reduction in income before income taxes as a result of these pro forma increases in expenses, resulting in a pro forma reduction in our income tax expense.

These pro forma adjustments do not give effect to the increased expenses we will incur as a public company.

Unaudited Pro Forma Condensed Consolidated Statement of Income

					Year Ended December 31, 2006
	Nine Months Ended September 30, 2006	Adjustments for Interpool Transaction		Three Months Ended December 31, 2006	Pro Forma	Adjustments for Conversion of Preferred Stock	Adjustments for the Offering		Pro Forma, As Adjusted
	(in thousands, except per share data)
	(unaudited)
Total revenue	$42,050			$18,611	$60,661				$60,661
Operating expenses
Depreciation of container rental equipment	9,653	24	(1)	2,360	12,037				12,037
Amortization of intangible assets	—	921	(2)	307	1,228				1,228
Other operating expenses	12,031			3,897	15,928				15,928

Total operating expenses	21,684			6,564	29,193				29,193

Operating income	20,366			12,047	31,468				31,468
Net interest expense	4,146	5,450	(3)	3,695	13,291		(7,267	)(6)	6,024

Income before income taxes	16,220			8,352	18,177				25,444
Income tax expense	5,856	(2,334	)(4)	3,119	6,640		2,652	(4)	9,292

Net income	10,364			5,233	11,537				16,152
Decretion (accretion) of preferred stock	1,464			(6)	1,458	(1,458)			—

Net income available to common stockholders	$11,828			$5,227	$12,995				$16,152

Net income per share available to holders of common stock
Basic	$0.56			$0.49					$0.94
Diluted	0.48			0.36					0.94
Weighted-average shares outstanding
Basic	21,168	(10,584	)(5)	10,584		725	5,800		17,109
Diluted	21,735	(5,465	)(5)	16,270					17,109	(7)

(1)	Adjustment reflects a proportionate increase in depreciation expense due to the 0.2% increase in our net balance of container rental equipment.
(2)

Reflects the straight line amortization on $7.4 million of intangible assets primarily comprising relationships with container shipping lines and container investors, trademarks and software over the estimated period of remaining economic benefit for each category of intangible assets ranging from three to ten years.

footnotes continued on next page

(3)

Reflects the change in interest expense as a result of the incremental $77.5 million in debt incurred by us to finance our repurchase of all our shares of common stock owned by Interpool. Details as follows:

Nine Months Ended September 30, 2006
(in thousands)
(unaudited)
Interest expense on the $37.5 million convertible subordinated note issued to Interpool at an average interest rate of 11.46%	$3,223
Interest expense on the additional $20.0 million we borrowed under the revolving line of credit portion of our senior secured credit facility at 7.0% interest	1,050
Interest expense on the $20.0 million term loan portion of our senior secured credit facility at 7.25% interest and an average balance of $17.5 million	952
Amortization expense on the $1.2 million debt issuance cost incurred relating to the revolving credit facility and term loan	225

Pro forma adjustment	$5,450

(4)

Reflects (increased) reduced state and federal income tax expense at a 36.5% tax rate as a result of the change in taxable profit due to the amortization of intangible assets, changes to depreciation expense and changes to interest expense for the period.

(5)	Represents shares repurchased and retired as a result of the Interpool Transaction and, on a diluted basis, includes the dilutive effect of the convertible subordinated note payable to Interpool.
(6)

Adjustments assume that we receive net proceeds of $78.6 million from the offering. The adjustments to net interest expense and income tax expense and the resulting pro forma, as adjusted net interest expense, income tax expense, net income and net income available to common stockholders will vary in the event the amount of net proceeds we receive from the offering is higher or lower. The adjustment for net interest expense reflects the repayment of the incremental $77.5 million in debt incurred by us to finance our repurchase of all our shares of common stock owned by Interpool. Details as follows:

Year Ended December 31, 2006
(in thousands)
(unaudited)
Interest expense on the $37.5 million convertible subordinated note issued to Interpool at an average interest rate of 11.46%	$4,298
Interest expense on the additional $20.0 million we borrowed under the revolving line of credit portion of our senior secured credit facility at 7.0% interest	1,400
Interest expense on the term loan portion of our senior secured credit facility at 7.25% interest with an average balance of $17.5 million	1,269
Amortization expense on the $1.2 million debt issuance cost incurred relating to the revolving credit facility and term loan	300

Pro forma adjustment	$7,267

(7)

After giving effect to the conversion of the preferred stock and repayment of the subordinated convertible debt, we had no dilutive instruments, and as a result, there is no dilution to the pro forma as adjusted shares. Adjustments have not been made to reflect any future grants of options or restricted stock, including the grants we plan to make upon the pricing of this offering.

Unaudited Pro Forma Condensed Consolidated Statement of Income

	Three Months Ended March 31, 2007
	Actual	Adjustments for Conversion of Preferred Stock	Adjustments for the Offering(1)		Pro Forma, As Adjusted
	(in thousands, except per share data)
	(unaudited)
Total revenue	$14,513				$14,513
Operating expenses
Depreciation of container rental equipment	1,690				1,690
Amortization of intangible assets	308				308
Other operating expenses	3,482				3,482

Total operating expenses	5,480				5,480

Operating income	9,033				9,033
Net interest expense	3,230		(1,839	)(2)	1,391

Income before income taxes	5,803				7,642
Income tax expense	2,191		671	(3)	2,862

Net income	3,612				4,780
Accretion of preferred stock	(5,572)	5,572			—

Net income available to common stockholders	$(1,960)				$4,780

Net income per share available to common stockholders
Basic	$(0.19)				$0.28
Diluted	(0.19)				0.28
Weighted-average shares outstanding
Basic	10,584	725	5,800		17,109
Diluted	10,584				17,109	(4)

(1)

Adjustments assume that we apply net proceeds of $77.5 million from the offering to repay debt. Any additional net proceeds that we receive will also be applied to repay debt. The adjustments to net interest expense and income tax expense and the resulting pro forma, as adjusted net interest expense, income tax expense, net income and net income available to common stockholders will vary based on the actual amount of net proceeds we receive from the offering.

(2)

Reflects the change in interest expense from repaying the incremental $77.5 million in debt incurred by us to finance our repurchase of all our shares of common stock owned by Interpool with the proceeds of the offering. Details as follows:

Three Months Ended March 31, 2007
(in thousands)
(unaudited)
Interest expense incurred on the $37.5 million convertible subordinated note issued to Interpool at an average interest rate of 11.46%	$1,074
Interest expense on the additional $20.0 million we borrowed under the revolving line of credit portion of our senior secured credit facility at 7.0% interest	350
Interest expense incurred on the term loan portion of our senior secured credit facility at 7.25% interest and an average balance of $18.75 million	340
Amortization expense on the $1.2 million debt issuance cost incurred relating to the revolving credit facility and term loan	75

Pro forma adjustment	$1,839

(3)	Reflects (increased) reduced state and federal income tax expense at a 36.5% tax rate as a result of the change in taxable profit due to the (incremental) reduced interest expense for the period.
(4)

The actual weighted average diluted shares exclude 5,767,000 potential shares of common stock because their effect would have been anti-dilutive. After giving effect to the conversion of the preferred stock and repayment of the subordinated convertible note, we had no dilutive instruments, and as a result, there is no dilution to the pro forma as adjusted shares. Adjustments have not been made to reflect any future grants of options or restricted stock, including the grants we plan to make upon the pricing of this offering.

Pro Forma Condensed Consolidated Balance Sheet

	As of March 31, 2007
	Actual	Adjustments for Conversion of Preferred Stock(1)	Adjustments for the Offering(2)	Pro Forma, As Adjusted
	(in thousands)
	(unaudited)
Assets
Cash	$7,775	(219)		$7,556
Container rental equipment, net of accumulated depreciation	171,144			171,144
Furniture, fixtures and equipment, net of accumulated depreciation	469			469
Intangible assets, net of accumulated amortization	6,865			6,865
Goodwill	50,247			50,247
Other assets	47,257			47,257

Total assets	$283,757			$283,538

Liabilities, Cumulative Redeemable Convertible Preferred Stock and Stockholders’ Equity
Revolving line of credit	$101,000		(23,600)	$77,400
Term loan	17,500		(17,500)	—
Capital lease obligation	292			292
Convertible subordinated note	37,500		(37,500)	—
Deferred income tax liability	24,372			24,372
Other liabilities	66,818			66,818

Total liabilities	247,482			168,882
Series A 10.5% cumulative redeemable convertible preferred stock	11,660	(11,660)		—
Note receivable on preferred stock	(1,188)	1,188		—

	10,472			—
Stockholders’ equity
Common stock	1,260	10,472	78,600	90,332
Accumulated other comprehensive income	103			103
Retained earnings	24,440	(219)		24,221

Total stockholders’ equity	25,803			114,656

Total liabilities and stockholders’ equity	$283,757			$283,538

(1)

Reflects the preferred stock accretion and conversion to common at the fair value of the mid-point of the initial public offering price range as set forth on the cover of this prospectus and the payment of accrued dividends less accrued interest related to the promissory notes issued in connection with the purchase of the preferred stock.

(2)

Represents assumed net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds to repay certain indebtedness as set forth in “Use of Proceeds.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited and unaudited consolidated financial statements and related notes, as well as the unaudited pro forma financial statements included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Prior to October 1, 2006, we had two principal stockholders, each of whom beneficially owned 50.0% of our outstanding common stock. These stockholders were our Executive Chairman, Hiromitsu Ogawa, and Interpool. On October 1, 2006, we repurchased 10,584,000 shares, or 50.0% of our then-outstanding common stock held by Interpool. The repurchase resulted in an increase in the percentage of our outstanding common stock held by Mr. Ogawa from 50.0% to 100.0%. In connection with this transaction we have applied pushdown accounting in accordance with SAB No. 54 and accounted for the purchase as a step acquisition in accordance with SFAS No. 141. Due to the application of pushdown accounting and step acquisition accounting in our financial statements, our financial condition and results of operations after September 30, 2006 will not be comparable in some respects to our financial condition and results of operations reflected in our historical financial statements as of dates or for periods prior to October 1, 2006. The consolidated balance sheet and statement of income data in this prospectus prior to October 1, 2006, refer to the Predecessor company and this period is referred to as the pre-repurchase period, while the consolidated balance sheet and statement of income data on and subsequent to October 1, 2006 refer to the Successor company and the period is referred to as the post-repurchase period. A line has been drawn between the accompanying financial statements to distinguish between the pre-repurchase and post-repurchase periods.

The financial information included in this discussion and in our consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had our equity structure not changed during the periods presented.

Overview

We are one of the world’s leading container leasing and management companies. We believe that our share of the worldwide leased container fleet, as measured in TEUs, increased from approximately 4.3% as of mid-1998 to 6.3% as of mid-2006, representing the seventh largest fleet of leased containers in the world. We purchase new containers, lease them to container shipping lines and either retain them as part of our owned fleet or sell them to container investors for whom we then provide management services. In operating our fleet, we lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of containers. As of March 31, 2007, our fleet comprised 684,000 TEUs, 74.7% of which represented our managed fleet and 25.3% of which represented our owned fleet.

We plan to increase both the number of owned containers as well as the number of managed containers in our fleet. As a result of this offering and the resulting incremental borrowing capacity under our senior secured credit facility, we expect to purchase approximately $150.0 million to $200.0 million of new containers in 2007. During the three months ended March 31, 2007, we paid $37.2 million to purchase new containers. We believe it is important to maintain a balance between the size of our owned fleet and our managed fleet to preserve our strength of having multiple sources of revenue.

Our business comprises two reportable segments for financial statement reporting purposes—container management and container leasing. Our container leasing segment revenue comprises container rental revenue and finance lease income from our owned fleet and our container management segment revenue comprises gain on sale of container portfolios and management fee revenue for managing containers for container investors. For the three months ended March 31, 2006 and 2007, our container leasing segment generated income before income taxes of $1.4 million and $2.0 million, respectively, and our container management segment generated income before income taxes of $2.0 million and $3.8 million, respectively.

Our revenue depends primarily upon a combination of: (1) the number of containers in our fleet; (2) the utilization level of containers in our fleet; and (3) the per diem rates charged under each container lease. These factors directly affect the amount of our container rental revenue and indirectly affect the amount of our management fee revenue. The number of TEUs in our fleet varies over time as we purchase new containers based on prevailing market conditions during the year, sell portfolios of containers to container investors and sell used containers to parties in the secondary resale market. The timing of our orders and the actual number of TEUs we order at any one time are based upon our expectations for the three to six months following our order regarding demand for containers, new container prices, per diem rates, interest rates, container investor interest in purchasing leased containers and competitive conditions. The time between the date we take delivery of a container and the date we begin to recognize revenue from a container can vary substantially. If we take delivery of a container before we are able to lease it, our operating results could be adversely affected until the container is either leased or sold.

Our net income will fluctuate based, in part, upon changes in the proportion of our revenue from our container management segment and the proportion of our revenue from our container leasing segment. We incur significantly lower operating expenses in connection with the revenues from our container management segment as compared to the operating expenses associated with revenues from our container leasing segment. In particular, we recognize an insignificant amount of operating expense in connection with our gain on sale of container portfolios. As a result, a change in the amount of revenues from our container management segment typically will have a disproportionately larger impact on our net income than an equal change in the amount of revenue from our container leasing segment.

From April 1998 through September 2006, 50.0% of our common stock was owned by Mr. Ogawa and his family and 50.0% of our common stock was owned by Interpool. On October 1, 2006, we acquired Interpool’s 50.0% interest in our common stock for $77.5 million. We paid $40.0 million of cash and issued a convertible subordinated note to Interpool in the aggregate principal amount of $37.5 million. We will repay the note to Interpool out of the net proceeds we receive from this offering. Also, in connection with the repurchase of our common stock from Interpool, we repaid the outstanding $3.0 million balance on a subordinated note we had previously issued to Interpool, terminated a warrant held by Interpool to purchase our common stock and entered into a new container management agreement with Interpool. As a result of our repurchase of our common stock from Interpool and the resulting increase in Mr. Ogawa’s beneficial ownership of common stock from 50.0% to 100.0%, we applied pushdown accounting in accordance with SAB No. 54 and accounted for the purchase as a step acquisition in accordance with SFAS No. 141. For additional information on the impact of step acquisition accounting, see “Unaudited Pro Forma Financial Information.” Due to the application of pushdown accounting and step acquisition accounting in our financial statements, our financial condition and results of operations after September 30, 2006 will not be comparable in some respects to our financial condition and results of operations reflected in our historical financial statements as of dates or for periods prior to October 1, 2006.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the strength of global and regional economies generally and the volume of global trade;

•	changes in the amount of gain we can realize on sales of portfolios of leased containers to container investors;

•	changes in demand for container leases;

•	changes in the mix of short-term versus long-term leases;

•	changes in the per diem rates for leases;

•	changes in the number of containers in our owned fleet;

•	defaults by container lessees;

•	economic disruptions, health scares, financial turmoil and political instability;

•	terrorism, or the threat of terrorism, violence or hostilities that affect the flow of world trade and the demand for containers;

•	the development of emerging economies in Asia and other parts of the world and the resulting change in trade patterns;

•	fluctuations in interest rates; and

•	increased competition.

For further details of these and other factors which may affect our business and results of operations, see “Risk Factors.”

Key Financial Metrics

Utilization.    We measure utilization on the basis of TEUs on lease expressed as a percentage of our total fleet available for lease. We calculate TEUs available for lease by excluding containers that have been manufactured for us but have not been delivered and containers designated as held-for-sale units. We calculate our utilization rate for a period by averaging the utilization rates at the end of each calendar month during the period. Our utilization is primarily driven by the overall level of container demand, the location of our available containers and the quality of our relationships with container lessees. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

The container leasing market is highly competitive. As such, our relationships with our container lessees are important to ensure that container shipping lines continue to select us as one of their providers of leased containers. Our average fleet utilization rate was 89.8% for the year ended December 31, 2004, 90.7% for the year ended December 31, 2005, 90.6% for the year ended December 31, 2006, and 92.4% for the three months ended March 31, 2007. The overall increase in our utilization rate since the beginning of 2004 was primarily attributable to a significant increase in world trade, as measured by container port handling in TEUs, which grew by 39.5% from 2003 to 2006 according to The Drewry Annual Container Market Review and Forecast 2006/2007. In addition, there has been strong growth in overall container ship capacity to meet the increased trade demands. According to Drewry, container ship capacity has increased by 43.6% from 6.5 million TEUs in 2003 to 9.4 million TEUs in 2006.

Per Diem Rates.    The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate has historically been strongly influenced by new container pricing (which in turn is heavily influenced by steel and other component pricing), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of the lease, the type and age of the container being leased, purchasing activities of containers by container shipping lines and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change only slightly in response to changes in new container prices because existing lease agreements can only be re-priced upon the expiration of the lease. Average per diem rates per TEU for long-term leases for our total fleet decreased by 1.6% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, increased by 3.7% for the year ended December 31, 2005 as compared to the year ended December 31, 2004 and increased by 1.2% for the year ended December 31, 2006, as compared to the year ended December 31, 2005. For the three months ended March 31, 2007 average per diem rates for long-term leases were approximately 1.3% higher than for the three months ended March 31, 2006. Average per diem rates per TEU for short-term leases in our total fleet decreased by 0.2% for the year ended December 31, 2004 as compared to the year ended December 31, 2003, increased by 1.5% for the year ended December 31, 2005 as compared to the year ended December 31, 2004 and decreased by 4.2% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. For the three months ended March 31, 2007 average per diem rates for short-term leases were approximately 3.5% lower than the three months ended March 31, 2006.

Revenue

Our revenue comprises container rental revenue, management fee revenue, gain on sale of container portfolios and finance lease income.

Container Rental Revenue.    We generate container rental revenue by leasing our owned containers to container shipping lines. Container rental revenue comprises monthly lease payments due under the lease agreements together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and repair charges. The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, equipment rental expense, interest expense, storage, handling and other expenses and related marketing, general and administrative expenses.

Management Fee Revenue.    Management fee revenue is generated by our management services, which include the leasing, re-leasing, repair, repositioning, storage and disposition of containers. We provide these management services pursuant to management agreements with container investors that purchase portfolios of containers from us. Under these agreements, we earn fees for the management of the containers and a commission, or managed units’ sales fee, upon disposition of containers under management. The management agreements typically have terms of eight to 12 years. Our management fees are calculated as a percentage of net operating revenue for each managed container, which is calculated as the lease payment and any other revenue attributable to a specific container owned by the container investor under a lease minus operating expenses related to the container but does not include the container investor’s depreciation or financing expense. The management fee percentage varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for short-term leases because less expertise is required to manage long-term leases. The managed units’ sales fees are equal to a fixed dollar amount or based upon a percentage of the sales price.

Gain on Sale of Container Portfolios.    Gain on sale of container portfolios is generated when we sell containers, most of which are on lease at the time of sale, to container investors. Historically, we have entered into management agreements with container investors to manage the portfolios of containers that we have sold to them. The amount of revenue we recognize on these sales of containers is equal to the difference between the cash we receive from container investors and the net book value of the containers sold. We rely upon our borrowing capacity under our senior secured credit facility for the flexibility to hold containers until we sell them to container investors. We have historically been able to sell leased containers to container investors at a gain, and we have typically recognized higher revenue from gain on sale of container portfolios in periods of rising container prices. Because we enter into firm purchase orders for containers before we begin finding lessees for the containers, there is a risk that the time necessary to lease these containers may be much longer than we anticipate or that the price that container investors are willing to pay for portfolios of containers may decline before we take delivery. The price that a container investor is willing to pay for a portfolio of containers depends on a number of factors, including the historical and future expected cash flows from the portfolio to the container investor, the credit ratings of the lessees, the mix of short-term and long-term leases, the number of TEUs in the portfolio, the timing of the sale and alternative investment opportunities available to the container investor. If any of these factors change unexpectedly during the period between the date of our purchase order to the date a container investor purchases the container from us, we may recognize a lower gain on sale of the containers to investors, sell them to container investors at a loss or retain them as part of our owned fleet.

Finance Lease Income.    A small percentage of our total fleet is subject to finance leases. Under a finance lease, the lessee’s payment consists of principal and interest components. The interest component is recognized as finance lease income. Lessees under our finance leases have the substantive risks and rewards of container ownership and the right to purchase the containers at the end of the lease term for a nominal amount.

Operating Expenses

Our operating expenses are depreciation of container rental equipment, impairment of container rental equipment, equipment rental expense, storage, handling and other expenses applicable to our owned containers as well as marketing, general and administrative expenses for our total fleet.

We depreciate most of our containers on a straight line basis over a period of 12.5 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation of container rental equipment expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the fourth quarter of 2006 depreciation of our existing owned fleet decreased as a result of an increase in our estimates of the residual values of our containers. In the three months ended March 31, 2007 our depreciation expense was $1.7 million using our revised residual value estimates as compared to $3.4 million during the three months ended March 31, 2006. However, any future decrease in depreciation expense which may result from our revised residual value estimates could be partially or totally offset by an increase in the size of our owned fleet in subsequent periods.

Beginning October 1, 2006, our operating expenses include amortization of intangible assets due to the allocation to intangible assets of a portion of the purchase price paid to Interpool when we acquired Interpool’s 50.0% interest in our common stock and the application of pushdown and step acquisition accounting. Our intangible assets primarily comprise relationships with container shipping lines and container investors, trademarks and software. We amortize these intangible assets on a straight line basis over the estimated period of remaining economic benefit for each category of intangible assets, ranging from three to ten years. See “Unaudited Pro Forma Financial Information.”

Impairment of container rental equipment is recognized in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Under SFAS No. 144, if the carrying amount of a container available for sale exceeds the estimated future cash flows from that container, we recognize an impairment charge equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. See “—Critical Accounting Policies and Estimates.”

Equipment rental expense represents the amount that we pay to third parties to lease containers that we sublease to container shipping lines. As of December 31, 2006, approximately 6,500 TEUs in our fleet were leased to us. We do not intend to renew these leases and expect equipment rental expenses to decrease through the second quarter of 2008, at which point our existing leases for these containers will terminate. We intend to exercise purchase options at the end of the rental periods. As a result, we do not expect a decline in revenue from the expiration of the rental agreements. We will incur additional interest and depreciation expense, though the combined expense is expected to be lower than our current level of equipment rental expense.

Storage, handling and other expenses are operating costs of our owned fleet. Storage and handling expenses occur when container shipping lines drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other expenses include repair expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling and other expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling and repositioning expenses.

On September 8, 2006, the FASB posted the Staff Position (FSP), Accounting for Planned Major Maintenance Activities (“FSP AUG AIR-1”). FSP AUG AIR-1 amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines, and APB Opinion No. 28, Interim Financial Reporting. FSP AUG AIR-1 prohibits the use of the currently allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006, and shall be applied retrospectively for all financial statements presented, unless impracticable to do so.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a damage protection plan (“DPP”) pursuant to which the lessee pays an upfront fee in exchange for not being charged for certain damages at the end of the lease term. For containers not subject to a DPP, we currently accrue for repairs once we have made the decision to repair the container, which is made in advance of us incurring the repair obligation. For containers covered by a DPP, we account for periodic maintenance and repairs on an accrual basis. We implemented FSP AUG AIR-1 as of January 1, 2007 with application retrospectively to all comparable prior periods presented. The financial information included in this prospectus reflects the adoption of FSP AUG-AIR-1. The impact of the application of FSP AUG AIR-1 to our storage and handling expense was a $47,000 increase in the three months ended December 31, 2006, an increase of $179,000 for the nine months ended September 30, 2006, increases of $421,000 and $511,000 for 2005 and 2004, respectively, and decreases of $778,000 and $481,000 for 2003 and 2002, respectively.

Our marketing, general and administrative expenses are primarily employee-related costs such as salary, bonus and commission expense, employee benefits, rent, allowance for doubtful accounts and travel and entertainment costs, as well as expenses incurred for outside services such as legal, consulting and audit-related fees. We expect marketing, general and administrative expenses to be higher in the future as we incur additional costs related to operating as a public company.

On October 1, 2006, we recognized $50.9 million of goodwill as a result of our repurchase of shares of our common stock from Interpool. The purchase price was based on forecasts and assumptions made on our future cash flows and not on our net asset values on the closing date. Goodwill is the amount paid for the common stock above the fair value of tangible and intangible net assets in the transaction. Goodwill represents the estimated fair value of expected cash flows from subsequently acquired containers that we either (1) retain and lease to container lessees as part of our owned fleet; or (2) sell to container investors and manage on their behalf. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, we evaluate goodwill for impairment annually, or more frequently if circumstances indicate an impairment of goodwill has occurred, using the market or income approach. If circumstances suggest that those assumptions and forecasts of cash flows will not materialize, we will impair the carrying value of our goodwill to our estimate of the then fair market value of those future cash flows. In such an instance, the full impairment expense will be reported at the time of determination and will result in a decrease in net income or an increase in net loss.

Our operating expenses are offset by gain on disposition of used container equipment. This gain is the result of our sale of older used containers in the secondary resale market and is the difference between: (1) the cash we receive for these units, less selling expenses; and (2) the net book value of the units.

Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

The following table summarizes our operating results for the three months ended March 31, 2006 and 2007:

	Predecessor	Successor
	Three Months Ended March 31,		Percent Change
	2006	2007
	(in thousands) (unaudited)
Total revenue	$12,875	$14,513	12.7%
Operating expenses	7,869	5,480	(30.4)
Net income	2,179	3,612	65.8

Total revenue of $14.5 million for three months ended March 31, 2007 was $1.6 million, or 12.7%, higher than total revenue of $12.9 million for the three months ended March 31, 2006 due to an increase in management fee revenue and gain on sale of container portfolios of $845,000 and $963,000, respectively. Net income increased $1.4 million, or 65.8%, to $3.6 million for three months ended March 31, 2007 from $2.2 million for the three months ended March 31, 2006. The $1.4 million increase in net income was principally due to the increase in total revenue and a $2.4 million, or 30.4% decrease, in operating expenses in the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

Revenue.    The following table summarizes the changes in the components of our total revenue for the three months ended March 31, 2006 and 2007:

				As a Percent of Total Revenue
	Predecessor	Successor		Predecessor	Successor
	Three Months Ended March 31,			Three Months Ended March 31,
	2006	2007	Percent Change	2006	2007
	(in thousands) (unaudited)
Container rental revenue	$8,062	$7,880	(2.3)%	62.6%	54.3%
Management fee revenue	2,574	3,419	32.8	20.0	23.6
Gain on sale of container portfolios	1,932	2,895	49.8	15.0	19.9
Finance lease income	307	319	3.9	2.4	2.2

Total revenue	$12,875	$14,513	12.7	100.0%	100.0%

Container Rental Revenue.    Container rental revenue decreased $182,000, or 2.3%, to $7.9 million for the three months ended March 31, 2007 from $8.1 million for the three months ended March 31, 2006. The decrease in container rental revenue was principally due to a 2.5% decrease in our average per diem rates during the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

Management Fee Revenue.    Management fee revenue increased $845,000, or 32.8%, to $3.4 million for the three months ended March 31, 2007 as compared to $2.6 million for three months ended March 31, 2006. Management fees were $2.3 million and $2.0 million for the three months ended March 31, 2007 and 2006, respectively. Managed units’ sales fees were $1.1 million and $591,000 for the three months ended March 31, 2007 and 2006, respectively. The average number of TEUs in our managed fleet increased by 12.0% for the three months ended March 31, 2007 as compared to the three-month period ended March 31, 2006.

Gain on Sale of Container Portfolios.    Gain on sale of container portfolios increased $963,000, or 49.8%, to $2.9 million for three months ended March 31, 2007 from $1.9 million for the three months ended March 31, 2006. We sold 14,000 TEUs during the three months ended March 31, 2007, a 44.6% increase from the number of TEUs sold during the three months ended March 31, 2006.

Finance Lease Income.    Finance lease income increased $12,000, or 3.9%, to $319,000 for the three months ended March 31, 2007 from $307,000 for the three months ended March 31, 2006. This increase was primarily due to new finance leases signed since March 31, 2006.

Expenses.    The following table summarizes changes in expenses for the three months ended March 31, 2007 and 2006:

	Predecessor	Successor
	Three Months Ended March 31,
	2006	2007	Percent Change
	(in thousands) (unaudited)
Depreciation of container rental equipment	$3,367	$1,690	(49.8)%
Amortization of intangible assets	—	308	NM
Impairment of container rental equipment	237	119	(49.8)
Gain on disposition of used container equipment	(147)	(1,005)	(583.7)
Equipment rental expense	396	395	(0.3)
Storage, handling and other expenses	667	671	(0.6)
Marketing, general and administrative expenses	3,349	3,302	(1.4)

Total operating expenses	7,869	5,480	(30.4)
Interest expense	1,605	3,239	101.8
Interest income	(9)	(9)	—

Net interest expense	1,596	3,230	102.4
Income tax expense	1,231	2,191	78.0

Depreciation of Container Rental Equipment.    Depreciation of container rental equipment decreased $1.7 million, or 49.8%, to $1.7 million for the three months ended March 31, 2007 from $3.4 million for the three months ended March 31, 2006. This decrease was primarily due to application of revised residual value estimates commencing on October 1, 2006 and the sale of 28,300 TEUs of containers in the fourth quarter of 2006 as container portfolio sales to container investors.

We reassess residual values of our container equipment as market conditions warrant. Based on our expectation of prices for containers in the secondary market, we increased our estimated residual values of our owned fleet on October 1, 2006. The impact of this adjustment will be lower depreciation of our owned fleet in future periods. However, this decrease could be partially or totally offset by an increase in the size of our owned fleet in subsequent periods. If proceeds from dispositions of used containers are below our estimated residual values, we may report higher impairment charges on equipment designated for sale and/or lower gain on disposition of used container equipment in the future.

Amortization of Intangible Assets.    We recorded amortization of intangible assets of $308,000 during the three months ended March 31, 2007 related to intangible assets we recognized in connection with accounting for the Interpool Transaction. We had no intangible assets recorded on our balance sheet at March 31, 2006, and therefore, no amortization of intangible assets was recorded for the three months ended March 31, 2006.

Impairment of Container Rental Equipment.    Impairment of container rental equipment decreased $118,000, or 49.8%, to $119,000 for the three months ended March 31, 2007 from $237,000 during the three months ended March 31, 2006. The lower impairment expense is partly due to higher assumed resale values during the three months ended March 31, 2007 as compared to the same period in 2006. We increased our assumed resale values due to the higher resale values attained during the six months ended March 31, 2007. During the three months ended March 31, 2007 and 2006, 700 and 1,300 TEUs, respectively, were designated for sale and impaired.

Our impairment expense represents the aggregate impairment of a large number of individual units we have impaired, each of which has specific circumstances surrounding the decision to sell. We make impairment decisions for each container based upon the specific circumstances affecting that container. In most instances our decision to recognize impairment expense with respect to a container has resulted from our determination that a container needs to be repositioned from a location with low demand or that the container would need significant repairs, and in each case the cost would be in excess of the expected future cash flows from leasing the container.

Gain on Disposition of Used Container Equipment.    Gain on disposition of used container equipment increased $858,000, or 583.7%, to $1.0 million for the three months ended March 31, 2007 from $147,000 for the comparable period in 2006 as a result of selling more units at a higher average gain. During the three months ended March 31, 2007 and 2006 we sold 5,000 TEUs and 3,200 TEUs, respectively.

Equipment Rental Expense.    Equipment rental expense was $395,000 and $396,000 for the three months ended March 31, 2007 and 2006, respectively. We did not enter into any new rental agreements over the last year. We expect to record a similar amount of rental expense during the remaining three quarters of 2007.

Storage, Handling and Other Expenses.    Storage, handling and other expenses increased $4,000, or 0.6%, to $671,000 for the three months ended March 31, 2007 from $667,000 for the three months ended March 31, 2006. Storage, handling and other expenses remained consistent across these periods due to the relatively consistent utilization rate across these periods. The low percentage of units off-hire is a result of strong container demand from shipping lines and our sale of older units into the secondary resale market that would otherwise been held in storage depots.

Marketing, General and Administrative Expenses.    Marketing, general and administrative expenses decreased $47,000, or 1.4%, to $3.3 million for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. We expect marketing, general and administrative expenses to be higher in the future as we incur additional costs related to operating as a public company.

Net Interest Expense.    Net interest expense for the three months ended March 31, 2007 was $3.2 million, an increase of $1.6 million, or 102.4%, from the three months ended March 31, 2006. The increase in interest expense is primarily due to the $77.5 million of incremental debt incurred in connection with the Interpool Transaction, which we intend to repay with our net proceeds from this offering.

Income Tax Expense.    Income tax expense increased $960,000, or 78.0%, to $2.2 million for the three months ended March 31, 2007 from $1.2 million for the three months ended March 31, 2006. The increase was primarily due to the 70.2% increase in pretax income for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. The effective tax rate was 37.8% for three months ended March 31, 2007 and 36.1% for the three months ended March 31, 2006.

Segment Information.    The following table summarizes our results of operations for each of our business segments for the three months ended March 31, 2006 and 2007:

	Predecessor	Successor		As a Percent of Total Revenue
	Three Months Ended March 31,			Three Months Ended March 31,
	2006	2007	Percent Change	2006	2007
	(in thousands) (unaudited)
Container Leasing
Total revenue	$8,369	$8,199	(2.0)%	65.0%	56.5%
Total operating expenses	5,398	2,940	(45.5)	41.9	20.3
Interest expense	1,605	3,239	101.8	12.5	22.3

Income before taxes attributable to segment	$1,366	$2,020	47.9	10.6%	13.9%

Container Management
Total revenue	$4,506	$6,314	40.1%	35.0%	43.5%
Total operating expenses	2,471	2,540	2.8	19.2	17.5

Income before taxes attributable to segment	$2,035	$3,774	85.4	15.8%	26.0%

Container Leasing.    Total revenue from our container leasing segment decreased $170,000, or 2.0%, to $8.2 million for the three months ended March 31, 2007 from $8.4 million during the three months ended March 31, 2006. The decrease was primarily due lower average per diem rates during the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

Total operating expenses for the container leasing segment decreased $2.5 million, or 45.5%, to $2.9 million for the three months ended March 31, 2007 from $5.4 million during the three months ended March 31, 2006. The decrease was primarily due to lower depreciation of container rental equipment which resulted primarily from the change in our residual estimates, as described above.

Container Management.    Total revenue from our container management segment for the three months ended March 31, 2007 increased $1.8 million, or 40.1%, to $6.3 million from $4.5 million for the three months ended March 31, 2006. The increase in revenue was primarily due to a 49.8% increase in gain on sale of container portfolios to $2.9 million during the three months ended March 31, 2007 compared to $1.9 million during the three months ended March 31, 2006. The increase in management revenue was also due to a 32.8% increase in container management fees to $3.4 million for the three months ended March 31, 2007 from $2.6 million for the three months ended March 31, 2006, resulting from our operating a 12.0% larger managed fleet during the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

Total operating expenses for the container management segment were flat at $2.5 million for the three months ended March 31, 2007 and 2006.

Pre- and Post-Repurchase Periods in 2006

In connection with the Interpool Transaction we applied pushdown accounting in accordance with SAB No. 54 and step acquisition accounting in accordance with SFAS No. 141 and created a new basis of accounting which resulted in pre- and post- repurchase periods in 2006. In 2006 the period from January 1, 2006 through September 30, 2006 represents our pre-repurchase period, while the period from and after October 1, 2006 represents our post-repurchase period. We have presented below a discussion of the impact of the change in basis of our accounting resulting from the application of step acquisition and pushdown accounting upon our results of operations in the pre- and post-repurchase periods. We have also included below a discussion of our results of operations for the year ended December 31, 2005 compared to our pro forma, as adjusted results of operations for the year ended December 31, 2006. Our pro forma, as adjusted results of operations for the year ended December 31, 2006 include adjustments for the Interpool Transaction, the Conversion of the Preferred Stock and the Offering. See “Unaudited Pro Forma Financial Information.” The pro forma, as adjusted financial information is for informational purposes only and should not be considered indicative of actual results that we would have achieved had the Interpool Transaction, the Conversion of Preferred Stock and the Offering been completed on January 1, 2006 and does not purport to be indicative of results of operations as of any future dates or for any future period. The pro forma, as adjusted financial information should be read in conjunction with the “Unaudited Pro Forma Financial Information” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Total Revenue.    Our revenue composition and accounting was not affected by the Interpool Transaction and, therefore, during both pre- and post-repurchase periods, our revenues were derived from container leasing revenue, management fee revenue, gain on sale of container portfolios and finance lease income and the change in basis had no effect on revenue post-repurchase.

Operating Expenses.    Other than amortization of intangible assets and depreciation of container rental equipment, the composition of our operating expenses was not significantly affected by the Interpool Transaction. The post-repurchase operating expenses include $307,000 of amortization of intangible assets recognized upon the Interpool Transaction. Our intangible assets primarily comprise relationships with container shipping lines and container investors, trademarks and software. We amortize these intangible assets on a straight line basis over the estimated period of remaining economic benefit for each category of intangible assets, ranging from three to ten years. We had no intangible assets to amortize during the pre-repurchase period. The increase in the net value of container rental equipment resulted in a negligible change in our depreciation expense in the post-repurchase period. However, the adjustment in residual values of our containers, as discussed below, reduced our depreciation expense in the three months ended December 31, 2006 by approximately $1.0 million.

Interest Expense.    Net interest expense was $4.1 million and $3.7 million for the pre- and post-repurchase period, respectively. Interest expense during the post-repurchase period was disproportionately high in relation to the pre-repurchase period due primarily to increased borrowing to finance the repurchase of our common stock held by Interpool. This includes our term loan, an increase in borrowing under the revolving line of credit under our senior secured credit facility and the issuance of a $37.5 million convertible subordinated note payable to Interpool.

Adjusted 2006 Compared to 2005

We refer to our pro forma, as adjusted results of operations for the year ended December 31, 2006 as our “Adjusted 2006.”

The following table summarizes our operating results for 2005 and Adjusted 2006:

	Year Ended December 31, 2005	Pro forma, as Adjusted Year Ended December 31, 2006	Percent Change
	(in thousands)
		(unaudited)
Total revenue	$61,586	$60,661	(1.5)%
Operating expenses	37,449	29,193	(22.0)
Net income	9,989	16,152	61.7

Total revenue of $60.7 million for Adjusted 2006 was $925,000 lower than total revenue of $61.6 million for 2005 due primarily to a decline of $6.0 million in container rental revenue, partly offset by increases in management fee revenue, gain on sale of container portfolios and finance lease income of $869,000, $3.8 million and $365,000, respectively. Net income increased $6.2 million, or 61.7%, to $16.2 million for Adjusted 2006 from $10.0 million for 2005. The $6.2 million increase in net income was principally due to a $8.3 million, or 22.0%, decrease in operating expenses. Adjusted 2006 net income exceeds actual net income for the combined pre- and post-repurchase period due to the decreased interest expense described above.

Revenue.    The following table summarizes the changes in the components of our total revenue for 2005 and Adjusted 2006:

	Year Ended December 31, 2005	Pro forma, as Adjusted Year Ended December 31, 2006	Percent Change	As a Percent of Total Revenue
				Year Ended December 31, 2005	Pro forma, as Adjusted Year Ended December 31, 2006
	(in thousands)
		(unaudited)
Container rental revenue	$39,614	$33,611	(15.2)%	64.3%	55.4%
Management fee revenue	11,230	12,099	7.7	18.2	19.9
Gain on sale of container portfolios	9,913	13,757	38.8	16.1	22.7
Finance lease income	829	1,194	44.0	1.4	2.0

Total revenue	$61,586	$60,661	(1.5)	100.0%	100.0%

Container Rental Revenue.    Container rental revenue decreased $6.0 million, or 15.2%, to $33.6 million for Adjusted 2006 from $39.6 million for 2005. The decrease in container rental revenue was principally due to a decrease of 8.3% in the average number of TEUs in our owned fleet available for lease during Adjusted 2006 as compared to 2005. The lower average size of our owned fleet during

Adjusted 2006 primarily resulted from sales of container portfolios during the third and fourth quarters of 2005. Additionally, due to increased deliveries by container manufacturers during 2006 of containers purchased by container shipping lines, the average per diem rate for short-term leases declined during Adjusted 2006 as compared to 2005. Lower per diem rates on our short-term lease fleet were partly offset by higher per diem rates on our long-term lease fleet during Adjusted 2006, as compared to 2005.

Management Fee Revenue.    Management fee revenue increased $869,000, or 7.7%, to $12.1 million for Adjusted 2006 from $11.2 million for 2005. Management fees were $8.1 million and $8.5 million for 2005 and Adjusted 2006, respectively. Managed units’ sales fees were $3.1 million and $3.6 million for 2005 and Adjusted 2006, respectively. The average number of TEUs in our managed fleet increased by 14.0% for Adjusted 2006 as compared to 2005. Offsetting the positive impact of our larger managed fleet was lower fee income associated with a container portfolio sold by Interpool to a Swiss investor group in March 2006. We retained management of the underlying portfolio; however, our management fee percentage with the Swiss investor group is lower than our management fee percentage with Interpool for this portfolio prior to the sale. We expect to manage additional containers for the Swiss investor group on these terms through the term of this agreement, which expires in March 2016.

Gain on Sale of Container Portfolios.    Gain on sale of container portfolios increased $3.8 million, or 38.8%, to $13.8 million for Adjusted 2006 from $9.9 million for 2005. This increase is principally due to selling more TEUs to container investors at a higher sales margin over book value during Adjusted 2006 as compared to 2005.

Finance Lease Income.    Finance lease income increased $365,000, or 44.0%, to $1.2 million for Adjusted 2006 from $829,000 for 2005. This increase was primarily due to new finance leases signed during Adjusted 2006. During Adjusted 2006, the number of TEUs leased by us under finance leases increased to approximately 10,700 TEUs as of December 31, 2006 compared to approximately 8,700 TEUs as of December 31, 2005.

Expenses.    The following table summarizes changes in expenses for 2005 and Adjusted 2006:

	Year Ended December 31, 2005	Pro forma, as Adjusted Year Ended December 31, 2006	Percent Change
	(in thousands) (unaudited)
Depreciation of container rental equipment	$14,764	$12,037	(18.5)%
Amortization of intangible assets	—	1,228	NM
Impairment of container rental equipment	572	351	(38.6)
Gain on disposition of used container equipment	(1,166)	(1,551)	33.0
Equipment rental expense	6,875	1,582	(77.0)
Storage, handling and other expenses	3,853	3,190	(17.2)
Marketing, general and administrative expenses	12,551	12,355	(1.6)

Total operating expenses	37,449	29,193	(22.0)
Interest expense	7,798	6,081	(22.0)
Interest income	(27)	(57)	111.1

Net interest expense	7,771	6,024	(22.5)
Income tax expense	6,377	9,292	45.7

Depreciation of Container Rental Equipment.    Depreciation of container rental equipment decreased $2.7 million, or 18.5%, to $12.0 million for Adjusted 2006 from $14.8 million for 2005. This decrease was primarily due to a lower average number of TEUs in our owned fleet during Adjusted 2006 as compared to 2005. This lower average number of TEUs in our owned fleet resulted primarily from sales of container portfolios to container investors during the last six months of 2005 and the disposition of older equipment into the secondary resale market during the same six-month period. Adjusted 2006 depreciation also reflects the adjustment of our residual values (discussed below), which had the effect of reducing our depreciation expense in the three months ended December 31, 2006 by $1.0 million. This decrease in depreciation expense more than offset the increase in depreciation expense associated with the increase in the net value of our container rental equipment as a result of the application of pushdown accounting following the Interpool Transaction.

Amortization of Intangible Assets.    We recorded amortization of intangible assets of $307,000 during the three months ended December 31, 2006 and our Adjusted 2006 operating results include $1.2 million of amortization of intangible assets for the period. In 2005 we had no amortization of intangible assets.

Impairment of Container Rental Equipment.    Impairment of container rental equipment decreased $221,000, or 38.6%, to $351,000 for Adjusted 2006, from $572,000 for 2005. This decrease was primarily due to the higher book value of units impaired during 2005 compared to Adjusted 2006. Our impairment expense represents the aggregate impairment of a large number of individual units we have impaired, each of which has specific circumstances surrounding the decision to sell.

Gain on Disposition of Used Container Equipment.    Gain on disposition of used container equipment increased $385,000, or 33.0%, to $1.6 million for Adjusted 2006 from $1.2 million for 2005. The higher gain resulted primarily from higher average selling price per TEU of sold containers in Adjusted 2006 which offset the impact of fewer TEUs sold in Adjusted 2006 as compared to 2005. The lower number of units sold during Adjusted 2006 reflects the strong leasing market conditions during Adjusted 2006 as well as our success in removing older equipment from our fleet.

Equipment Rental Expense.    Equipment rental expense decreased $5.3 million, or 77.0%, to $1.6 million for Adjusted 2006 from $6.9 million for 2005. In 2005, we exercised buy-out options for approximately 27,000 TEUs under existing lease contracts, which resulted in a decrease in equipment rental expense. We do not intend to renew these leases and expect equipment rental expense to decrease through the second quarter of 2008, at which point the leases for these containers will have terminated. We intend to exercise purchase options at the end of the rental periods on these units. As a result, we do not expect a decline in revenue from the expiration of the rental agreements. We will incur additional interest and depreciation expense as a result of the purchase of these containers, although we expect these expenses to be lower than our current amount of rental expense associated with these containers.

Storage, Handling and Other Expenses.    Storage, handling and other expenses decreased $663,000, or 17.2%, to $3.2 million for Adjusted 2006 from $3.9 million for 2005. The decrease for Adjusted 2006 was primarily due to operating a smaller owned fleet during Adjusted 2006 as compared to 2005. These expenses were also lower due to our sale in 2005 of older equipment from our fleet that had higher maintenance expenses as well as a higher level of utilization of our owned fleet in Adjusted 2006 as compared to 2005.

Marketing, General and Administrative Expenses.    Marketing, general and administrative expenses decreased $196,000, or 1.6%, to $12.4 million for Adjusted 2006 from $12.6 million for 2005. The decrease was primarily due to our not having stock compensation expense in 2006 related to our preferred stock with the adoption of SFAS No. 123(R) in 2006. Offsetting that effect were higher professional and employee costs.

Net Interest Expense.    Net interest expense decreased $1.7 million, or 22.5%, to $6.0 million for Adjusted 2006 from $7.8 million for 2005 primarily as a result of our repayment of debt during the first nine months of Adjusted 2006. In connection with the Interpool Transaction we incurred an additional $77.5 million of debt which we intend to repay with our net proceeds from this offering. Our net interest expense for Adjusted 2006 includes an adjustment that eliminates the net interest expense incurred in connection with this additional debt. The amount of our net interest expense for Adjusted 2006 is based upon our expected repayment of the $77.5 million of incremental debt we incurred in connection with the Interpool Transaction with the net proceeds of this offering. Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed offering price per share would decrease (increase) net interest expense for Adjusted 2006 by approximately $400,000.

Income Tax Expense.    Income tax expense increased $2.9 million, or 45.7%, to $9.3 million for Adjusted 2006, from $6.4 million for 2005. The increase was primarily due to the 55.5% increase in pretax income for Adjusted 2006. Despite this increase in overall tax expense our effective tax rate was 36.5% for Adjusted 2006 compared to 39.0% for 2005. In 2005 we had $1.8 million in non-deductible stock compensation expense. With the adoption of SFAS No. 123(R) no stock compensation cost was recorded in Adjusted 2006.

Segment Information.    The following table summarizes our results of operations for each of our business segments for 2005 and Adjusted 2006:

	Year Ended December 31, 2005	Pro Forma, as Adjusted Year Ended December 31, 2006	Percent Change	As a Percent of Total Revenue
				Year Ended December 31, 2005	Pro Forma, as Adjusted Year Ended December 31, 2006
	(in thousands)
		(unaudited)
Container Leasing
Total revenue	$40,443	$34,805	(13.9)%	65.7%	57.4%
Total operating expenses	28,364	19,559	(31.0)	46.1	32.2
Interest expense	7,798	6,081	(22.0)	12.7	10.0

Income before taxes attributable to segment	$4,281	$9,165	114.1	7.0%	15.1%

Container Management
Total revenue	$21,143	$25,856	22.3%	34.3%	42.6%
Total operating expenses	7,287	9,634	32.2	11.8	15.9

Income before taxes attributable to segment	$13,856	$16,222	17.1	22.5%	26.7%

Container Leasing.    Total revenue from our container leasing segment decreased $5.6 million, or 13.9%, to $34.8 million for Adjusted 2006 from $40.4 million for 2005. The decrease was primarily due to an 8.3% decrease in the average size of our owned fleet during Adjusted 2006 as compared to 2005. Additionally, due to increased deliveries of containers purchased by container shipping lines, we realized lower average per diem rates on short-term leases during Adjusted 2006 compared to 2005.

Total operating expenses for the container leasing segment decreased $8.8 million, or 31.0%, to $19.6 million for Adjusted 2006 from $28.4 million for 2005. The decrease was primarily due to a reduction in equipment rental expense and lower depreciation of container rental equipment driven primarily by a smaller average owned fleet and a change in our residual estimates.

Container Management.    Total revenue from our container management segment increased $4.7 million, or 22.3%, to $25.9 million for Adjusted 2006 from $21.1 million for 2005. The increase in revenue was primarily due to a 38.8% increase in gain on sale of container portfolios to $13.8 million during Adjusted 2006, compared to $9.9 million during 2005. The increase in management revenue was also due to a 7.7% increase in container management fees to $12.1 million for Adjusted 2006 from $11.2 million for 2005, as a result of our operating a larger managed fleet during Adjusted 2006 than we operated during 2005.

Total operating expenses for the container management segment increased $2.3 million, or 32.2%, to $9.6 million for Adjusted 2006 from $7.3 million for 2005 due to a larger allocation of these expenses resulting from the larger percentage of our total fleet represented by our managed fleet.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table summarizes our operating results for 2004 and 2005:

	Year Ended December 31,		Percent Change
	2004	2005
	(in thousands)
Total revenue	$66,686	$61,586	(7.6)%
Operating expenses	43,685	37,449	(14.3)
Net income	9,229	9,989	8.2

Total revenue decreased $5.1 million, or 7.6%, to $61.6 million in 2005 from $66.7 million in 2004. The decrease was primarily due to a 13.6% decrease in our container rental revenue. In addition, gain on sale of container portfolios decreased $3.5 million, or 26.1%, to $9.9 million in 2005 from $13.4 million in 2004. These declines in revenue were offset in part by an increase in management fee revenue of $4.4 million, or 64.9%, to $11.2 million in 2005 from $6.8 million in 2004. Operating expenses declined $6.2 million, or 14.3%, to $37.5 million in 2005 from $43.7 million in 2004. This reduction in operating expenses more than offset the decline in total revenues over these same periods. The primary expense reduction was a $3.8 million decline in equipment rental expense in 2005. Net income increased by $760,000, or 8.2%, to $9.9 million in 2005 from $9.2 million in 2004, primarily as a result of the decrease in revenue and the reduction in operating expenses.

Revenue.    The following table summarizes changes in the components of our total revenue for 2004 and 2005:

	Year Ended December 31,		Percent Change	As a Percent of Total Revenue
				Year Ended December 31,
	2004	2005		2004	2005
	(in thousands)
Container rental revenue	$45,855	$39,614	(13.6)%	68.8%	64.4%
Management fee revenue	6,809	11,230	64.9	10.2	18.2
Gain on sale of container portfolios	13,420	9,913	(26.1)	20.1	16.1
Finance lease income	602	829	37.7	0.9	1.3

Total revenue	$66,686	$61,586	(7.6)	100.0%	100.0%

Container Rental Revenue.    Container rental revenue decreased $6.2 million, or 13.6%, to $39.6 million for 2005 from $45.9 million for 2004. The decrease in container rental revenue was primarily due to a 24.8% reduction in the average number of TEUs in our owned fleet in 2005 as compared to

2004, primarily reflecting sales of container portfolios and gain on disposition of used container equipment into the secondary resale market during 2005. Included in container rental revenue for 2004 was a $2.0 million payment by Interpool to reconcile revenue allocation under our agreement with Interpool with respect to the amount of container rental revenue that was attributable to the containers we managed for Interpool as compared to our owned fleet. We recognized the payment we received from Interpool in connection with the resolution of this matter as revenue attributable to our owned containers.

The decline in revenue attributable to the decrease in our average numbers of TEUs available for lease in 2005 as compared to 2004 was partially offset by higher average per diem rates on both short- and long-term leases in 2005 as compared to 2004 and by a slight increase in average utilization over this same period. The average utilization rates for our total fleet increased to approximately 90.7% in 2005 compared to approximately 89.8% in 2004, although utilization rates decreased slightly during the second half of 2005.

Management Fee Revenue.    Management fee revenue increased $4.4 million, or 64.9%, to $11.2 million for 2005 from $6.8 million in 2004. Management fees comprised $8.1 million and $5.9 million for 2005 and 2004, respectively. Managed units’ sales fees comprised $3.1 million and $900,000 for 2005 and 2004, respectively. The increase in management fees is primarily attributable to a 24.0% increase in the average number of TEUs in our managed fleet in 2005 as compared to 2004 together with higher average per diem rates for both short- and long-term leases in 2005 as compared to 2004 as well as a slight increase in average utilization in 2005. Additionally, there was an increase in the number of containers sold on behalf of container investors in 2005 as compared to 2004 that generated higher managed units’ sales fee revenue.

Gain on Sale of Container Portfolios.    Gain on sale of container portfolios decreased $3.5 million, or 26.1%, to $9.9 million for 2005 from $13.4 million for 2004. The decline in gain on sale of container portfolios during 2005 as compared to 2004 was primarily due to our sale of fewer leased containers to container investors in 2005. We sold 53,000 TEUs in 2005 and 78,000 TEUs in 2004.

Finance Lease Income.    Finance lease income increased $227,000, or 37.7%, to $829,000 for 2005 from $602,000 for 2004, primarily due to an increased number of finance leases signed in 2005. In 2005 we added approximately a net 2,900 TEUs under finance lease, increasing the number of TEUs under finance leases to approximately 8,700 TEUs at December 31, 2005, compared to approximately 5,800 TEUs as of December 31, 2004.

Expenses.    The following table summarizes changes in expenses for 2004 and 2005:

	Year Ended December 31,		Percent Change
	2004	2005
	(in thousands)
Depreciation of container rental equipment	$15,545	$14,764	(5.0)%
Impairment of container rental equipment	275	572	108.0
Gain on disposition of used container equipment	(718)	(1,166)	62.4
Equipment rental expense	10,636	6,875	(35.4)
Storage, handling and other expenses	6,164	3,853	(37.5)
Marketing, general and administrative expenses	11,783	12,551	6.5

Total operating expenses	43,685	37,449	(14.3)
Interest expense	7,651	7,798	1.9
Interest income	(28)	(27)	(3.6)

Net interest expense	7,623	7,771	1.9
Income tax expense	6,149	6,377	3.7

Depreciation of Container Rental Equipment.    Depreciation of container rental equipment decreased $781,000, or 5.0%, to $14.8 million for 2005 from $15.5 million for 2004. This decrease was primarily due to a lower average number of TEUs in our owned fleet during 2005 as result of our sale of container portfolios to container investors in 2005 and our increased level of disposition of older equipment into the secondary resale market.

Impairment of Container Rental Equipment.    Impairment of container rental equipment expense increased $297,000, or 108.0%, to approximately $572,000 for 2005 from $275,000 in 2004. This increase was primarily due to additional units designated for sale that were subsequently deemed to be impaired.

Gain on Disposition of Used Container Equipment.    Gain on disposition of used container equipment increased $448,000, or 62.4%, to $1.2 million in 2005 from $718,000 in 2004. The increased gain was due to an increase in the number of TEUs we sold to the secondary resale market during 2005 as compared to 2004. We sold approximately 19,000 TEUs and 12,000 TEUs during 2005 and 2004, respectively.

Equipment Rental Expense.    Equipment rental expense decreased $3.8 million, or 35.4%, to $6.9 million for 2005 from $10.6 million for 2004. In 2005, we exercised buy-out options for 28,000 TEUs leased to us by third parties, which resulted in the decrease in equipment rental expense.

Storage, Handling and Other Expenses.    Storage, handling and other expenses decreased $2.3 million, or 37.5%, to $3.9 million for 2005 from $6.2 million for 2004. The decrease was due to reduced storage and repositioning expenses which resulted from our operating on average a smaller owned fleet and higher utilization of our containers in 2005 as compared to 2004.

Marketing, General and Administrative Expenses.    Marketing, general and administrative expenses increased $768,000, or 6.5%, to $12.6 million for 2005 from $11.8 million for 2004. The increase was primarily due to higher employee costs, increased office rental expense as a result of moving into new premises and increased stock compensation expense recognized in 2005.

Net Interest Expense.    Net interest expense increased $148,000, or 1.9%, to $7.8 million for 2005 from $7.6 million for 2004. This increase was primarily attributable to increases in market interest rates to which our borrowings under our senior secured credit facility are linked and an increase in average borrowings outstanding during 2005 under our senior secured line of credit. As of December 31, 2005, the one-month U.S.-dollar Eurodollar rate was 4.22% compared to 2.31% as of December 31, 2004. We were able to moderate the impact of these interest rate increases by replacing our old revolving line of credit, which had a spread over Eurodollar rate of 2.25% with a new facility which has a spread of 1.75% over the Eurodollar rate. The new facility was put in place in April 2005.

Income Tax Expense.    Income tax expense increased $228,000, or 3.7%, to $6.4 million for 2005 from $6.1 million for 2004. The increase was due to the 5.7% increase in pretax income offset by a reduction in effective tax rates. Our effective tax rate was 39.0% for 2005 and 40.0% for 2004.

Segment Information.    The following table summarizes our results of operations for each of our business segments for 2004 and 2005:

				As a Percent of Total Revenue
	Year Ended December 31,		Percent Change	Year Ended December 31,
	2004	2005		2004	2005
	(in thousands)
Container Leasing
Total revenue	$46,457	$40,443	(12.9)%	69.7%	65.7%
Total operating expenses	35,726	28,364	(20.6)	53.6	46.1
Interest expense	7,651	7,798	1.9	11.5	12.7

Income before taxes attributable to segment	$3,080	$4,281	39.0	4.6%	7.0%

Container Management
Total revenue	$20,229	$21,143	4.5%	30.3%	34.3%
Total operating expenses	6,352	7,287	14.7	9.5	11.8

Income before taxes attributable to segment	$13,877	$13,856	(0.2)	20.8%	22.5%

Container Leasing.    Total revenue from our container leasing segment decreased $6.0 million, or 12.9%, to $40.4 million for 2005 from $46.5 million for 2004. Also included in the year ended December 31, 2004 was a $2.0 million payment by Interpool to reconcile revenue allocation under our agreement with Interpool with respect to the amount of container rental revenue that was attributable to containers we managed for Interpool as compared to our owned fleet.

Total operating expenses for the container leasing segment decreased $7.4 million, or 20.6%, to $28.4 million for 2005 from $35.7 million for 2004. The decrease was primarily due to a decrease in equipment rental expense, depreciation of container rental equipment and a reduced allocation of marketing, general and administrative expenses due to the smaller percentage of our total fleet represented by our owned fleet.

Container Management.    Total revenue from our container management segment increased $914,000, or 4.5%, to $21.1 million for 2005 from $20.2 million for 2004. The increase was due to an increase in management fee revenue from $6.8 million for 2004 to $11.2 million for 2005, offset in part by a decrease in our gain on sale of container portfolios of $3.5 million, or 26.1%, to $9.9 million for 2005 from $13.4 million for 2004.

Total operating expenses for the container management segment increased $935,000, or 14.7%, to $7.3 million for 2005 from $6.4 million for 2004 due to increases in marketing, general and administrative expenses and a larger allocation of these expenses to our container management segment.

Quarterly Financial Data

The following table presents condensed consolidated statements of operations data for each of the nine quarters in the period ended March 31, 2007. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Predecessor							Successor
	2005 Quarters Ended				2006 Quarters Ended			Quarters Ended
	Mar. 31	June 30	Sep. 30	Dec. 31	Mar. 31	June 30	Sep. 30	Dec. 31, 2006	Mar. 31, 2007
	(in thousands, except per share amounts) (unaudited)
Revenue	$14,969	$13,190	$16,065	$17,362	$12,875	$13,953	$15,222	$18,611	$14,513
Operating expenses	9,780	9,687	8,960	9,022	7,869	7,028	6,786	6,564	5,480
Operating income	5,189	3,503	7,105	8,340	5,006	6,925	8,436	12,047	9,033
Net income	2,047	1,111	2,976	3,855	2,179	3,631	4,555	5,233	3,612
Earnings (loss) per share available to common stockholders:
Basic	$0.09	$0.04	$0.13	$0.17	$0.13	$0.19	$0.24	$0.49	$(0.19	)*
Diluted	0.09	0.04	0.13	0.17	0.10	0.17	0.21	0.36	(0.19	)*

*	Calculated based on net loss available to common stockholders of $2.0 million which represents net income minus $5.6 million of accretion in the value of preferred stock at March 31, 2007.

Seasonal factors cause our profitability to fluctuate from quarter to quarter. Historically, the average utilization rates of our fleet have been lowest in the first and second quarters of the year as container shipping lines drop off at depots containers they had on short-term leases to carry goods for the prior winter holiday season. In addition, container shipping lines historically enter into long-term container leases in response to increased demand for containers beginning at the end of the second quarter and continuing into the third and fourth quarters as their shipping activity increases for the winter holiday season. We have also historically reported higher levels of gain on sale of container portfolios in the third and fourth quarters as we sell portfolios of recently leased containers to container investors.

The overall seasonal trends have typically resulted in the first quarter being our least profitable quarter, and the third and fourth quarters being our most profitable quarters. In the first quarter of 2005 our profitability was not as low due to higher growth in world trade volume, and resulting high utilization rates. In addition, sales of containers to container investors in the first quarter of 2005 resulted in that quarter being a more profitable quarter than the second quarter of 2005, which had lower gain on sale of container portfolios.

In the fourth quarter of 2006 we reported $5.2 million in net income as a result of the 90.6% utilization levels during the quarter and the sale of 28,300 TEUs of containers, resulting in a gain on sale of container portfolios of $5.4 million. In the first quarter of 2007, we reported $3.6 million in net income as a result of 92.4% utilization during the period, lower operating expenses and a $2.9 million gain on sale of container portfolios.

Our quarterly results are also affected by other factors such as the timing of sales of container portfolios to container investors, the overall demand for containers by container shipping lines, the number of new containers available for lease by our competitors and the resulting impact on per diem and utilization rates, and other unanticipated circumstances. Some of these circumstances will change from quarter to quarter. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year. For example, 2003 was a loss year for us due to low container demand caused by the global economic weakness after the terrorist attacks on September 11, 2001. We experienced low container demand from container shipping lines throughout 2003, and that low demand continued into the first quarter of 2004, our seasonally lowest profit quarter. In April 2004 we experienced an increase in demand from container shipping lines for containers. Lease activity and utilization increased steadily each month thereafter, and 2004 became a profitable year for the company. This trend continued into 2005.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows from operations, sales of portfolios of containers and borrowings under our senior secured credit facility. From January 1, 2004 through March 31, 2007, we sold to European and Asian container investors containers representing approximately 211,000 TEUs for $363.4 million of gross proceeds. We believe that cash flow from operations, future sales of portfolios of containers and borrowing availability under our senior secured credit facility are sufficient to meet our liquidity needs for at least the next 12 months.

We have typically funded a significant portion of the purchase price for new containers through borrowings under our senior secured credit facility. However, from time to time we have funded new container acquisitions through the use of working capital. We intend to primarily use our senior secured credit facility to fund the purchase of new containers in the future. We have typically used the proceeds from sales of portfolios of containers to container investors to repay our senior secured credit facility. As we expand our owned fleet, our senior secured credit facility balance will be higher, which will result in higher interest expense and may reduce our ability to finance additional purchases of new containers.

In addition to customary events of default, our senior secured credit facility contains financial covenants that require us to maintain (1) a total leverage ratio of 4.50 to 1.00 or less through December 31, 2007 and 3.50 to 1.00 or less thereafter; (2) a senior leverage ratio of 3.50 to 1.00 or less through December 31, 2007 and 2.50 to 1.00 or less thereafter; and (3) a minimum fixed charge coverage ratio of 1.25 to 1.00. These ratios are defined in our senior secured credit facility. At March 31, 2007, we were in compliance with the financial covenants in our senior secured credit facility.

Cash Flow

The following table sets forth certain historical cash flow information for the years ended December 31, 2004 and 2005, the nine months ended September 30, 2005 and 2006, the three months ended December 31, 2006 and the three months ended March 31, 2006 and 2007:

	Predecessor				Successor	Predecessor	Successor
	Year Ended December 31,		Nine Months Ended September 30,		Three Months Ended December 31, 2006	Three Months Ended March 31,
	2004	2005	2005	2006		2006	2007
	(in thousands)
			(unaudited)			(unaudited)
Net income	$9,229	$9,989	$6,135	$10,364	$5,233	$2,179	$3,612
Adjustments to net income	11,122	19,425	17,137	2,372	3,142	4,722	(11,545)

Net cash provided by (used in) operating activities	20,351	29,414	23,272	12,736	8,375	6,901	(7,933)
Net cash provided by (used in) investing activities	3,784	(8,228)	(42,209)	(9,932)	7,844	10,028	(7,409)
Net cash provided by (used in) financing activities	(22,000)	(19,042)	21,640	(6,104)	(272)	(14,683)	2,750
Effect on cash of foreign currency translation	56	(103)	(123)	(4)	143	(14)	8

Net increase (decrease) in cash	2,191	2,041	2,580	(3,304)	16,090	2,232	(12,584)
Cash at beginning of period	3,341	5,532	5,532	7,573	4,269	7,573	20,359

Cash at end of period	$5,532	$7,573	$8,112	$4,269	$20,359	$9,805	$7,775

Operating Activities Cash Flows

Net cash used in operating activities was $7.9 million for the three months ended March 31, 2007, compared to $6.9 million provided by operating activities for the three months ended March 31, 2006. The change in net cash from operating activities during the three months ended March 31, 2007, as compared to the three months ended March 31, 2006, was primarily due to the payment in the three months ended March 31, 2007 of $9.5 million in estimated federal and state income taxes related to the year ended December 31, 2006. We fully utilized our suspended passive activity losses during the year ended December 31, 2006. As a result, we expect to pay federal and state income taxes if we continue to be profitable. During the three months ended March 31, 2007 we had lower depreciation expense as a result of the increase in our estimated residual values of our owned fleet and the sale of container equipment since March 31, 2006. In addition, we had higher gain on sale of container portfolios during the three months ended March 31, 2007 than in the three months ended March 31, 2006.

Net cash provided by operating activities was $12.7 million for the nine months ended September 30, 2006, compared to $23.3 million for the nine months ended September 30, 2005, and $8.4 million for the three months ended December 31, 2006. The decrease in net cash provided by operating activities during the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 was primarily due to a greater amount of our net income coming from our container management segment and a lesser amount from net income related to our container leasing segment. During the nine months ended September 30, 2006 and the three months ended December 31, 2006, we sold substantially all of the containers we purchased and leased during those periods to container investors in order to increase our revenue and net income from our container management segment. A container that is operated as part of our owned fleet will generate more operating cash flow than a container operated in our managed fleet, though the managed container does not have the related capital cost. Although our owned equipment portfolio did not increase, we had a $5.2 million increase in accounts receivable during the nine months ended September 30, 2006 due to increased leasing activity associated with our managed fleet, as compared to the fleet operated during the nine months ended September 30, 2005. The higher accounts receivable balance was partly offset by higher levels of accrued and accounts payable balances during the nine months period ended September 30, 2006.

Net cash provided by operating activities was $29.4 million in 2005 and $20.4 million in 2004. Net income for 2005 was $710,000 greater than net income for 2004. Non-cash items, such as depreciation, amortization, gain on sale of container portfolios and deferred income taxes, which are included in the calculation of net income, increased to $13.9 million in 2005 from $10.8 million in 2004. During 2005 our cash flow from operating activities benefited from a $4.4 million increase in management fees as a result of operating a 24.0% larger managed fleet, as measured in TEUs, and from higher fees associated with selling more containers into the secondary resale market on behalf of container investors.

We are subject to federal and state income taxes as a Subchapter C corporation under the Internal Revenue Code. We file a U.S. federal income tax return. We are liable for federal income taxes on our worldwide income. Through Adjusted 2006, due to our suspended passive activity losses, we have paid immaterial amounts of income taxes to the taxing authorities. However, we fully utilized our suspended passive activity losses during the nine months ended September 30, 2006 and the three months December 31, 2006. As a result, in 2007 we began paying cash taxes related to our taxable income in 2007, and made a $9.5 million estimated tax payment during the three months ending March 31, 2007 related to taxes that had been accrued during 2006.

Investing Activities Cash Flows.

Net cash used in investing activities amounted to $7.4 million for the three months ended March 31, 2007 compared to $10.0 million provided by investing activities for the three months ended March 31, 2006. The change in cash used in investing activities during the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was due primarily to payments of $37.2 million for new containers purchased during the three months ended March 31, 2007 as compared to $10.8 million during the three months ended March 31, 2006. Proceeds from the sale of container portfolios were $24.9 million and $17.1 million for the three months ended March 31, 2007 and 2006, respectively.

Net cash used in investing activities amounted to $9.9 million for the nine months ended September 30, 2006 compared to $42.2 million for the nine months ended September 30, 2005. During the three months ended December 31, 2006 there was $7.8 million of net cash provided by investing activities, largely due to $52.9 million in proceeds from container disposal and container portfolio sales during the period. The decrease during the nine months ended September 30, 2006, as compared to the same period in 2005, was due to lower equipment purchases and higher proceeds from sales of container portfolios. During the nine months ended September 30, 2005, the nine months ended September 30, 2006 and three months ended December 31, 2006, we invested $114.2 million, $89.4 million and $45.8 million in containers, respectively, due to the strong demand for containers from shipping lines over those periods. During the nine months ended September 30, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006, we sold $58.7 million, $67.9 million and $49.3 million of containers to container investors, respectively, in order to generate additional cash from the proceeds and from additional future management fee revenue. The proceeds also allowed us invest in additional containers, while also providing sufficient cash to reduce our outstanding subordinated debt.

Net cash used in investing activities amounted to $8.2 million in 2005 compared to $3.8 million of cash provided by investing activities in 2004. During 2005 and 2004 we invested $127.3 million and $125.7 million in containers, respectively, and sold $102.1 million and $119.2 million of containers to container investors, respectively. Our level of investment and sale activity during 2005 and 2004 was due to the favorable market conditions for leased containers, and the development of container sales programs primarily to European container investors during those years.

Financing Activities Cash Flows.

Net cash provided by financing activities amounted to $2.8 million for the three months ended March 31, 2007 compared to $14.7 million used in financing activities for the three months ended March 31, 2006. The change in net cash provided by financing activities during the three months ended March 31, 2007 as compared to the three months ended March 31, 2006 was due to higher net borrowing under our senior secured credit facility of $2.8 million during the three months ended March 31, 2007 as compared to a net repayment of $13.0 million during the three months ended March 31, 2006.

Net cash used in financing activities amounted to $6.1 million for the nine months ended September 30, 2006 and $272,000 for the three months ended December 31, 2006. Net cash provided by financing activities amounted to $21.6 million for the nine months ended September 30, 2005. The change in net cash from financing activities during the nine months ended September 30, 2006, as compared to the nine months ended September 30, 2005, was due to lower net borrowing under our senior secured credit facility of $8.9 million during the nine months ended September 30, 2006 as compared to net borrowing of $38.0 million for the nine months ended September 30, 2005. During the nine months ended September 30, 2006 we had lower net borrowing need due to a higher level of proceeds from sale of container portfolios, as previously discussed. During the nine months ended September 30, 2005 we made a $114.1 million investment in containers that resulted in our needing to borrow under the revolving line of credit under our senior secured credit facility.

We have the ability to use our senior secured credit facility to finance container purchases on an interim, as well as long-term, basis. However, we often are extended short-term credit from container manufacturers on newly manufactured containers. At March 31, 2007 we had $33.0 million outstanding under manufacturer credit lines. We typically repay the manufacturer credit lines with borrowings under the revolving line of credit under our senior secured credit facility. We also often apply proceeds from the sale of container portfolios against the outstanding debt balance under the revolving line of credit under our senior secured credit facility.

On October 1, 2006, we repurchased 50.0% of our then-outstanding common stock from Interpool. In connection with this transaction, we incurred $80.5 million of indebtedness, $37.5 million of which was pursuant to a convertible subordinated note we issued to Interpool and the remainder of which was pursuant to borrowings under our senior secured credit facility. Of this indebtedness, $77.5 million was incurred to pay the purchase price for the common stock and $3.0 million was used to repay a subordinated note we had previously issued to Interpool. Our senior secured credit facility was amended on September 29, 2006 to include the addition of a $20.0 million term loan (funded on October 2, 2006), and the revolving line of credit commitment was decreased from $175.0 million to $170.0 million and extended to September 29, 2010. We expect to apply our net proceeds from this offering to repay the $37.5 million convertible subordinated note, the outstanding balance under our term loan ($17.5 million as of March 31, 2007) and the remainder to the amount outstanding on our revolving line of credit. We expect that our principal indebtedness will be the amount outstanding under the revolving line of credit under our senior secured credit facility after receipt of the proceeds from this offering.

Net cash used in financing activities amounted to $19.0 million in 2005 and $22.0 million in 2004. The decrease in net cash used in financing activities in 2005 as compared to 2004 was due to a net repayment of indebtedness of $1.0 million in 2005 as compared to a net repayment of indebtedness of $22.0 million in 2004. During 2005 we also made $16.8 million of payments on our subordinated note payable to Interpool. We did not make any payments on our subordinated note payable during 2004.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2006:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(in thousands) (unaudited)
Total debt obligations:
Senior secured credit facility	$115,750	$5,000	$5,000	$5,000	$100,750	$—	$—
Convertible subordinated note	37,500	—	—	—	37,500	—	—
Interest expense(1)	45,890	12,650	12,250	11,871	9,119
Operating lease obligations	1,577	1,474	103	—	—	—	—
Purchase obligations payable	30,788	30,788	—	—	—	—	—
Rent, office facilities and equipment	3,081	991	847	697	546	—	—
Capital lease obligations	556	525	31	—	—	—	—
Container purchases commitments	31,622	31,622	—	—	—	—	—

Total contractual obligations	$266,764	$83,050	$18,231	$17,568	$147,915	$—	$—

(1)

Interest expense assumes that the interest rates of 7.32% and 7.57% as of December 31, 2006 on the revolving line of credit and term loan under our senior secured credit facility, respectively, prevail over the future periods. These interest rates will vary over time based upon fluctuations in the underlying indexes upon which these interest rates are based. The interest rates on the convertible subordinated note and capital lease are assumed to be 11.46% and 7.32%, respectively. These rates are the interest rates as of December 31, 2006.

Our senior secured credit facility provides for a maximum total commitment amount of up to $190.0 million, consisting of a $20.0 million term loan facility and a $170.0 million revolving line of credit. Loans under the senior secured credit facility bear interest at variable rates based on the Eurodollar rate or a base rate described in our senior secured facility plus a margin that changes depending on certain financial criteria. In addition, there is a commitment fee on the unused amount of the total commitment which is payable quarterly in arrears. The senior secured credit facility provides that swing line loans (up to $10.0 million in the aggregate) and standby letters of credit (up to $15.0 million in the aggregate) will be available to us. These sublimits are part of, and not in addition to, the total commitment of $170.0 million under the revolving line of credit. At March 31, 2007, there was a balance of $101.0 million on the revolving line of credit and $17.5 million on the term loan under our senior secured credit facility. Both the revolving line of credit and the term loan facility terminate on September 30, 2010.

On October 1, 2006, we acquired Interpool’s 50.0% interest in our common stock for $77.5 million. We paid $40.0 million in cash and issued a convertible subordinated note to Interpool in the aggregate principal amount of $37.5 million. Interest on the convertible subordinated note starts at 7.87% per annum for the six-month period ended March 31, 2007 and increases by 1.0% each subsequent six-month period. The note provides Interpool with an option to convert the obligation into a significant minority position if the note is not repaid following this offering. The note matures on October 30, 2010, is subordinated to our $20.0 million term loan facility and $170.0 million revolving line of credit and is secured by a second priority lien on our assets. The note subjects us to various financial and other covenants. As of March 31, 2007, we were in compliance with these covenants. We plan to repay all of the indebtedness under the note with our net proceeds from this offering.

On October 2, 2006, we borrowed the full $20.0 million under the term loan facility and an additional $23.0 million under the revolving line of credit facility. We used the proceeds to pay the $40.0 million cash portion of the repurchase price for our stock previously owned by Interpool and repaid the remaining $3.0 million outstanding balance on the subordinated note we issued to Interpool in 1998. Our senior secured credit facility contains various financial and other covenants. As of March 31, 2007, we were in compliance with these covenants. We intend to repay the $20.0 million term loan with a portion of the net proceeds of this offering and to use the balance of the proceeds to repay a portion of the amounts outstanding under the revolving line of credit.

Off-Balance Sheet Arrangements

At March 31, 2007, we had no off-balance sheet arrangements or obligations. An off-balance sheet arrangement includes any contractual obligation, agreement or transaction arrangement involving an unconsolidated entity under which we would have: (1) retained a contingent interest in transferred assets; (2) an obligation under derivative instruments classified as equity; (3) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development services with us; or (4) made guarantees.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect reported amounts of assets and liabilities, the reported amounts of income and expense during the reporting period and the disclosure of contingent assets and liabilities as of the date of the financial statements. We have identified the policies and estimates below as critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. The following accounting policies and estimates include inherent risks and uncertainties related to judgments and assumptions made by us. Our estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Container Rental Revenue.    We recognize revenue from operating leases of our owned containers as earned over the term of the lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectibility of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases which will reduce container rental revenue.

Finance Lease Income.    Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectibility discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we cease revenue recognition for those leases which will reduce finance lease income.

Management Fee Revenue and Gain on Sale of Container Portfolios.    In addition to leasing owned containers we sell portfolios of containers to container investors. After the date of sale, we generally manage the containers sold to these container investors. As these arrangements contain multiple parts (the sale of an asset followed by the provision of management services), we evaluate the arrangements under Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). We have determined that the sale of the container and the management services are separate units of accounting thereby requiring revenue to be recognized separately for each part of the arrangement.

One requirement of EITF 00-21 for the two deliverables to be accounted for as separate units of accounting is that management can determine the fair value of the undelivered item (the management services), when the first item (the sale of containers) is delivered. Assessing fair value evidence requires judgment. In determining fair value we have reviewed information from management agreements entered into with container investors on a standalone basis, compared it to information from management agreements entered into with container investors to whom we concurrently sold portfolios of containers and determined that the fees we have charged to container investors who have entered into management agreements on a standalone basis were comparable to the fees we charged when we entered into management agreements with container investors concurrent with the sales of portfolios of containers. We have also reviewed information of other container management companies disclosed in publicly available documents, including investment fund prospectuses and competitor financial statements. Accordingly we were able to determine that the fees charged for our management services are comparable to those charged by other container management companies for the same service. As such, we have concluded that evidence exists to support our assessment of the fair value of our management services. However, we are one of the few companies in the business of selling and managing portfolios of leased containers and in the future data may not be available to support our assessment of fair value. Should fair value evidence not be satisfactory in the future, the gain on sale of container portfolios and the management services may need to be accounted for as one unit of accounting. This would result in the gain on sale of container portfolios being deferred and recognized over the term of the management agreement, which typically ranges from eight to 12 years, rather than in the period the sale occurs.

Based on the conclusion that the sale of containers and the management services can be accounted for separately, we recognize gain on sale of container portfolios when the sale of the containers is completed. The gain is the difference between the sales price and the net book value of the containers sold.

We recognize revenue from management fees earned under management agreements on a monthly basis. Fees are calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue for purposes of our internal record keeping in connection with determining the amount of management fees that we have earned, which in turn will result in reduced management fee revenue.

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment testing and the impairment of containers as held for sale.

Depreciation.    When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated “useful life” (which represents the number of years we expect to be able to lease the container to shipping companies) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our owned fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to October 1, 2006, we estimated that standard dry van containers, which represent substantially all the containers in our fleet, had a useful life of 12.5 years and had residual values of $645 for a 20', $795 for a 40', and $805 for a 40' high cube. Beginning on October 1, 2006, we changed our residual value estimates to $850 for a 20', $950 for a 40' and $1,000 for a 40' high cube. Our change in residual value estimates is based on our recent sales history and current market conditions for the sale of used containers. The effect of this change will be a reduction in depreciation expense as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” as a shipping container to be 12.5 years from the first lease out date after manufacture.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income (or increased net loss).

Impairment.    In accordance with SFAS No. 144, we periodically evaluate our containers held for use to determine whether there has been any event that would cause the book value of our containers to be impaired. Any such impairment would be expensed in our results of operations. Impairment exists when the future undiscounted cash flows generated by an asset are less than the net book value of that asset. If impairment exists, the containers are written down to their fair value. This fair value then becomes the containers’ new cost basis and is depreciated over their remaining useful life to their estimated residual values. Any impairment charge would result in decreased net income or increased net loss.

Containers Held for Sale.    We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Any writedown of containers held for sale is reflected in our statement of operations as an expense. If a larger number of containers are identified for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income or increased net loss.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination accounted for using the purchase method. Our goodwill resulted from the Interpool Transaction for which we have applied pushdown accounting and accounted for the repurchase of shares as a step acquisition. Goodwill created as part of a purchase business combination is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, Management has determined that the Company is comprised of two reporting units, container leasing and container management, and has allocated $14.5 million and $36.4 million of goodwill, respectively, to each segment. The allocation of the purchase price is based on the expected future cash flow contribution of each segment and goodwill for each reporting unit was determined as the difference between the allocated purchase price and the fair value of the net assets of each reporting unit. On October 1, 2006, intangible assets allocated to the container leasing and container management reporting units were $2.6 million and $4.8 million, respectively. Intangible assets have been allocated either directly to the relevant unit or on the expected future cash flows contribution of each segment.

Impairment of goodwill is tested at the reporting unit level annually or when an event or circumstance has occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that would suggest a possible impairment include, but are not limited to, material customer losses, an adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss in key personnel.

The impairment test is conducted by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. Management has determined that we comprise two reporting units, container leasing and container management. We perform the annual goodwill impairment test using a combination of the market and income approaches. If the carrying amount of a reporting unit exceeds its fair value, an indication of goodwill impairment exists and a second step is performed to measure the amount of impairment loss, if any. In the application of the impairment testing, we are required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. If goodwill is impaired we will record an impairment charge resulting in a decrease in net income or an increase in net loss.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and non-performing accounts and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to minimize credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income or increase our net loss in the period of the adjustment. The credit risk on accounts receivable related to the containers we manage is the responsibility of the container investors. Accordingly, we do not record an allowance for doubtful accounts related to those accounts receivable. Under our management agreements, if we are unable to ultimately collect any amount due from a managed container lessee, the container investors are obligated to reimburse us for any amounts we have previously paid to them in advance of receiving the amount from the container lessee.

Share-Based Payments

For the period up to December 31, 2005, we accounted for our cumulative redeemable convertible preferred stock issued under our Executive Management Incentive Program in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). We have accounted for our preferred stock, granted in exchange for a note receivable, to certain key employees under the Executive Management Incentive Program as a stock option subject to variable accounting. Compensation expense, which has the effect of decreasing net income or increasing net loss, is calculated as the excess of the fair value of our preferred stock over the exercise price at each reporting date until a measurement date occurs. Considerable judgment is required to determine the fair value of our preferred stock as, to date, there has been no public market on which our preferred stock or common stock trades. We estimate the fair value of our preferred stock by using a combination of the income and market approaches. In determining the fair value of the preferred stock, we are required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. If our assessment of the fair value of our preferred stock were incorrect, our net income or net loss would be overstated or understated to the extent of our incorrect assessment. We assessed the fair value of our preferred stock at October 1, 2006 based primarily upon the price paid for the shares we purchased from Interpool on that date and taking into account the additional $77.5 million of debt incurred by us in connection with the Interpool Transaction. We reassessed the fair value of our preferred stock at December 31, 2006 based upon the information available to us at that date, including our results of operations for the three months ended December 31, 2006, our continuing high level of debt and our continuation as a privately held corporation as of that date. Based upon that information we concluded that the fair value of our preferred stock at December 31, 2006 was consistent with its value as of October 1, 2006. In the three months ended March 31, 2007, we filed with the Securities and Exchange Commission the registration statement for this offering and Mr. Ogawa negotiated and concluded a sale of approximately 14.9% of our common stock, after giving effect to the conversion of our Series A cumulative redeemable convertible preferred stock into common stock, to an entity affiliated with the Development Bank of Japan. In light of the initial indications of valuation provided to us by the underwriters prior to the initial filing of the registration statement and the price paid to Mr. Ogawa for our common stock, we determined that the per share value of our preferred stock at March 31, 2007 was equal to our assumed initial public offering price of $15.00, which is the mid-point of the initial public offering price range as set forth on the cover of this prospectus.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), Share-Based Payment, and related interpretations (“SFAS No. 123(R)”), to account for stock-based compensation using the modified prospective transition method and, therefore, have not restated our prior period results. SFAS No. 123(R) supersedes APB No. 25 and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation. Among other things, SFAS No. 123(R) requires that compensation expense be recognized in the financial statements for share-based awards based on the grant-date fair value of those awards. Our cumulative redeemable convertible preferred stock issued under the Executive Management Incentive Program was issued in 1998 and had no vesting term. As such, there is no compensation expense to be recognized for these shares upon adoption of SFAS No. 123(R). Our preferred stock will be converted prior to this offering. Prior to the completion of this offering, we will adopt the 2007 Equity Incentive Plan described elsewhere in this prospectus. Pursuant to the plan we will issue stock options, restricted shares or other equity awards, which will result in additional compensation expense. The amount of the expense cannot be estimated at this time, as no awards have been granted under the plan.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would increase our valuation allowance and make a corresponding change to our earnings in the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

In certain situations, a taxing authority may challenge positions adopted in our income tax filings. For transactions that we believe may be challenged, we may apply a different tax treatment for financial reporting purposes. We regularly assess the tax positions for such transactions and include reserves for those differences in position. The reserves are utilized or reversed once the statute of limitations has expired or the matter is otherwise resolved.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in our financial statements a tax uncertainty, if it is more likely than not that the position will be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. On January 1, 2007, the Company adopted FIN 48. The implementation of FIN 48 neither resulted in additional tax expense for the quarter ended March 31, 2007 nor did it result in a cumulative adjustment to retained earnings.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement retains the exchange price notion in earlier definitions of fair value. SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years with earlier application encouraged. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). Under this pronouncement, companies may elect to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. However, SFAS No. 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those times not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. This statement is effective for fiscal years that begin after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk.    Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and expenses in 2004, 2005 and 2006 were denominated in U.S. dollars. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk.    The nature of our business exposes us to market risk arising from changes in interest rates to which our variable-rate debt is linked. During 2004, 2005 and 2006 we did not utilize interest rate swap agreements or other hedging agreements to manage the market risk associated with fluctuations in interest rates.

As of March 31, 2007 the principal amount of debt outstanding under fixed-rate arrangements and variable-rate arrangements was $37.8 million and $118.5 million, respectively. A 1.0% increase or decrease in underlying interest rates will increase or decrease interest expense by approximately $1.2 million annually assuming debt remains constant at March 31, 2007 levels.

Quantitative and Qualitative Disclosures About Credit Risk

We maintain detailed credit records about the container lessees for our total fleet. Our credit policy sets different maximum exposure limits for our container lessees. Credit criteria may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar, operational history and financial strength. We monitor container lessees’ performance and lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of the container lessees for our total fleet and our broad network of long- standing relationships in the shipping industry that provide current information about the container lessees for our total fleet. In managing this risk we also make an allowance for doubtful accounts. The allowance for doubtful accounts is developed based on two key components: (1) specific reserves for receivables which are impaired for which management believes full collection is doubtful; and (2) reserves for estimated losses inherent in the receivables based upon historical trends. The credit risk on accounts receivable related to the containers we manage is the responsibility of the container investors. We hold back a percentage of lease payments relating to managed containers to be applied against future lessee defaults. However we do not record an allowance for doubtful accounts related to those accounts receivable. Under our management agreements, if we are unable to ultimately collect any amount due from a managed container lessee, the container investors are obligated to reimburse us for any amounts we have previously paid to them in advance of receiving the amount from the container lessee. We typically pay container investors the amounts due to them under the leases we manage within

60 days after invoicing lessees. Accordingly, we have credit risk exposure on amounts that we have paid to container investors in advance of receiving the funds from the lessees. Although our container investors are obligated under the terms of our management agreements to reimburse us for amounts advanced that are subsequently not collected from the managed container lessees, we bear the credit risk that one or more of our managed container lessees will become insolvent or otherwise be unable to pay us the amounts due under the lease. We receive all funds from our managed container lessees directly and if we determine that a payment due from a container lessee is not collectable we deduct that amount from future payments to the relevant container investors to the extent that amount exceeds amounts we have previously held back. We monitor our managed fleet credit risk exposure to managed container lessees and cease making payments to container investors with respect to containers leased to a lessee that we have determined is unlikely to make payment under the lease.

As of December 31, 2006, approximately 91.8% of accounts receivable for our total fleet and 87.9% of the finance lease receivables were from container lessees outside of the United States. China, (including Hong Kong) and Korea accounted for 14.2% and 10.5%, respectively, of our total fleet container leasing revenue for Adjusted 2006. No other countries accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Revenue from our ten largest container lessees represented 57.7% of the revenue from our container leasing segment for Adjusted 2006, with revenue from our single largest container lessee accounting for 13.8%, or $4.8 million, of revenue from our container leasing segment during such period.

An allowance of $1.0 million has been established against non-performing receivables as of December 31, 2006. For the year ended December 31, 2006, receivable write-offs, net of recoveries, totaled $2.2 million.

INDUSTRY

We operate in the worldwide intermodal freight container leasing industry. Intermodal freight containers, or containers, are large, standardized steel boxes used to transport cargo by a number of means, including ship, truck and rail. Container shipping lines use containers as the primary means for packaging and transporting freight internationally, generally from export-oriented economies in Asia to North America and Western Europe.

Containers are built in accordance with standard dimensions and weight specifications established by the International Standards Organization. The industry-standard measurement unit is the 20’ equivalent unit, or TEU, which compares the size of a container to a standard container 20’ in length. For example, a 20’ container is equivalent to one TEU and a 40’ container is equivalent to two TEUs. Containers are eight feet wide, come in lengths of 20’, 40’ or 45’ and are either 8’6” or 9’6” tall. The two principal types of containers are described as follows:

•

Dry van containers.    A dry van container is constructed of steel sides, roof and end panel with a set of doors on the other end, a wooden floor and a steel undercarriage. Dry van containers are the least expensive and most commonly used type of container. According to Containerisation International, World Container Census 2006, dry van containers comprised approximately 89.2% of the worldwide container fleet, as measured in TEUs, as of mid-2005. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel.

•

Specialized containers.    Specialized containers consist of open-top, flat-rack, refrigerated and tank containers. An open-top container is similar in construction to a dry van container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to move heavy or oversized cargo, such as marble slabs, building products or machinery. A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport bulk products such as chemicals, oils, and other liquids. According to Containerisation International, World Container Census 2006, specialized containers comprised approximately 10.8% of the worldwide container fleet, as measured in TEUs, as of mid-2005.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment. While the useful economic life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that the useful economic life for a dry van container used in intermodal transportation is 12.5 years.

Container shipping lines own and lease containers for their use. Containerisation International, Market Analysis: Container Leasing Market 2006, estimates that as of mid-2006 transportation companies, including container shipping lines and freight forwarders, owned approximately 57.3% of the total worldwide container fleet and container leasing companies owned approximately 42.7% of the total worldwide container fleet. Given the uncertainty and variability of export volumes and the fact that container shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, container leases allow the container shipping lines to adjust their container fleets both seasonally and over time and help to balance trade flows. The flexibility offered by container leasing helps container shipping lines improve their overall container fleet management and provides the container shipping lines with an alternative source of financing.

Over the last 25 years, containerized trade has grown at a rate greater than that of worldwide economic growth. According to The Drewry Annual Container Market Review and Forecast 2006/2007, worldwide containerized cargo volume grew each year from 1980 through 2005, attaining a compounded annual growth rate of 9.8% during that period. Drewry estimates that 2006 container cargo volume grew 10.3% over the prior year. Drewry forecasts that cargo volume will continue to grow at approximately 9.0% annually through 2011, as illustrated by the following chart:

We believe that this projected growth is due to several factors, including the continuing shift in global manufacturing capacity to lower labor cost regions such as China and India, the continued integration of developing high-growth economies into global trade patterns, the continued conversion of cargo from bulk shipping into container shipping and the growing liberalization and integration of world trade. Current trends in containerized shipbuilding also support expectations for increased container demand. According to the Drewry report, current orders for container ships set to be delivered between 2006 and 2009 represent approximately 4.2 million TEUs of shipping vessel capacity, or the equivalent of 48.4% of the existing container ship fleet. Given that we believe that container shipping lines require two TEUs of available containers for every TEU of capacity on their container ships, we expect that container demand should remain strong.

BUSINESS

Overview

We are one of the world’s leading container leasing and management companies. We believe that our share of the worldwide leased container fleet, as measured in TEUs, increased from approximately 4.3% as of mid-1998 to 6.3% as of mid-2006, representing the seventh largest fleet of leased containers in the world. We operate our business through two segments: container leasing and container management. We purchase new containers, lease them to container shipping lines and either retain them as part of our owned fleet or sell them with the assistance of independent investment arrangers, to container investors for whom we then provide management services. In operating our fleet, we lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of containers. As of March 31, 2007, our fleet comprised 684,000 TEUs, 74.7% of which represented our managed fleet and 25.3% of which represented our owned fleet.

We were founded in 1989 by our Executive Chairman, Hiromitsu Ogawa, as a traditional container leasing company that leased containers owned by us to container shipping lines. In 1998, we shifted our strategic focus from leasing containers owned by us to managing containers owned by container investors. Our managed fleet, as measured in TEUs, increased at a compounded annual growth rate of 19.2% from December 31, 1998 to December 31, 2006 as compared to a compounded annual growth rate of 11.3% for our total fleet, as measured in TEUs, during the same period. The following chart illustrates our increased focus on managing containers for our container investors and our overall fleet growth.

The shift in our strategic focus to managing containers for container investors has enabled us to grow our total fleet while reducing our debt and operating lease commitments. This has allowed us to realize a higher return on assets and equity than we believe would have been possible if our fleet had consisted entirely of containers owned by us. We reduced our debt, capital lease obligations and equipment operating lease commitments from $189.5 million as of December 31, 2001 to $78.7 million as of September 30, 2006. On October 1, 2006, we repurchased 50.0% of our then-outstanding common stock from Interpool. In connection with this repurchase of our common stock, we incurred $77.5 million of incremental indebtedness, which caused our debt, capital lease obligations and equipment operating lease commitments to increase to $155.4 million as of December 31, 2006. We will use our net proceeds from this offering to repay this incremental indebtedness. As a result of the repurchase of our common stock from Interpool, Mr. Ogawa’s ownership of our common stock increased from 50.0% to 100.0%. In February 2007 Mr. Ogawa sold approximately 14.9% of our outstanding common stock, after giving effect to the conversion of our Series A cumulative redeemable convertible preferred stock into common stock, to an entity affiliated with the Development Bank of Japan.

We lease our containers to lessees under long-term leases, short-term leases and finance leases. Long-term leases cover a specified number of containers that will be on lease for a fixed period of time. Short-term leases provide lessees with the ability to lease containers either for a fixed term of less than one year or without a fixed term on an as-needed basis, or with flexible pick-up and drop-off of containers at depots worldwide. Finance leases are long-term lease contracts that grant the lessee the right to purchase the container at the end of the term for a nominal amount. For the three months ended March 31, 2007, 92.4% of our fleet, as measured in TEUs, was on lease. As of March 31, 2007, 70.5% of our on-lease fleet was on long-term leases, 27.6% was on short-term leases and 1.9% was on finance leases.

We manage containers under management agreements that cover portfolios of containers. Our management agreements typically have terms of eight to 12 years and provide that we receive a management fee based upon the actual rental revenue for each container less the actual operating expenses directly attributable to that container. We also receive fees for selling used containers on behalf of container investors. For the three months ended March 31, 2007, our container management segment generated revenues of $6.3 million and income before income taxes of $3.8 million. For the year ended December 31, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006, our container management segment generated revenues of $21.1 million, $16.9 million and $9.0 million, respectively, and income before income taxes of $13.9 million, $10.4 million and $6.4 million, respectively.

Our container leasing segment revenue comprises container rental revenue and finance lease income from our owned fleet, and our container management segment revenue comprises gain on sale of container portfolios and management fee revenue for managing containers for container investors. For the three months ended March 31, 2007, our container leasing segment generated revenues of $8.2 million and income before income taxes of $2.0 million. For the year ended December 31, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006, our container leasing segment generated revenues of $40.4 million, $25.2 million and $9.7 million, respectively, and income before income taxes of $4.3 million, $5.8 million and $1.9 million, respectively.

For the three months ended March 31, 2007, we generated total revenues of $14.5 million, EBITDA of $11.1 million, and net income of $3.6 million. For the year ended December 31, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006, we generated total revenues of $61.6 million, $42.1 million and $18.6 million, respectively, EBITDA of $39.0 million, $30.1 million and $14.7 million, respectively, and net income of $10.0 million, $10.4 million and $5.2 million, respectively.

Our Strengths

We believe our strengths include the following:

Multiple Sources of Revenue.    We have multiple sources of revenue, which primarily include container rental revenue, gain on sale of container portfolios and management fee revenue. Our container rental revenue and management fee revenue are structured to provide us with stable revenue over longer periods of time while our gain on sale of container portfolios has historically generated significant incremental revenue and facilitated growth in management fee revenue by increasing the number of containers we manage for container investors. From January 1, 2002 through Adjusted 2006, our annual container rental revenue ranged from $33.6 million to $45.9 million and our management fee revenue ranged from $4.9 million to $12.1 million. During this same period of time our gain on sale of container portfolios ranged from $3.3 million to $13.8 million. By having multiple sources of revenue, we believe that we have been able to realize a higher return on assets and equity than would have been possible if our fleet had consisted entirely of containers owned by us. We believe it is important to maintain a balance between the size of our owned fleet and our managed fleet to maintain our multiple sources of revenue.

High-Quality Asset Management Services.    There are several container investors in Europe and Asia that focus on investing in containers and other shipping-related assets. Demand for container investment is driven by steady cash flow from container leasing revenue as well as tax benefits to the container investors in certain countries. We sell portfolios of leased containers to a number of container investors in Europe and Asia through various intermediaries. Following the sale, we manage these portfolios on behalf of the container investors. We believe that container investors view us as one of the highest quality companies providing container management services due to the quality of the container portfolios that we sell and the asset management services that we provide. We are one of a few container management companies to enter into management services agreements with container investors in Japan, and we intend to expand our management services for container investors in other Asian countries. From January 1, 2004 through March 31, 2007, we sold to European and Asian container investors containers representing 211,000 TEUs for $363.4 million of gross proceeds.

Capital-efficient Third-party Fleet Management Operation.    We have grown our managed fleet by selling portfolios of containers to container investors, most of which are subject to lease at the time of sale. By selling these portfolios to container investors, we are able to free up capital more quickly than if we kept the containers as part of our owned fleet. This enables us to deploy the capital for other uses. Our container management segment provides us with revenue at the time of sale, long-term contractual management fees, as well as a sales fee earned when we sell used containers for container investors, all with very little long-term investment from us.

Long-Standing Container Lessee Relationships with Attractive Credit Characteristics.    We currently lease containers to over 250 container lessees, including many of the largest international container shipping lines. As of December 31, 2006, we had conducted business with our top 20 lessees, as measured in TEUs, for an average of approximately 12 years. These lessees include 14 of the 20 largest international container shipping lines as of December 31, 2006 according to an industry publication and represented 64.3% of our total fleet on lease, as measured in TEUs. These top 20 lessees had, as of December 31, 2006, a weighted-average Dynamar credit rating of 2.4 on a rating scale of one through 10, with a one representing the strongest credit rating. Dynamar B.V. provides credit ratings to the container leasing industry.

Experienced Management Team.    We have significant experience in the container leasing industry. Our senior management team has worked together for a significant period of time. Our six key officers have an average of approximately 15 years of experience in the container leasing industry. In addition, our marketing, operations and underwriting personnel have developed long-term relationships with lessees that improve our access to continued opportunities with leading container shipping lines.

Flexibility to Satisfy Changing Market Demands.    Our operating expertise and financial flexibility enable us to meet the evolving requirements of lessees and container investors. We have significant experience in structuring and selling to container investors portfolios of containers that we believe have attractive investment returns. By selling these portfolios to container investors, we have been able to purchase a substantial number of new containers while at the same time maintaining significant borrowing capacity under our senior secured credit facility. This has enabled us to choose when to purchase new containers based upon our expectations of near-term market conditions and quickly respond to the changing demands of lessees for short- and long-term leases.

Proprietary, Real-time Information Technology System.    We have developed a proprietary, real-time information technology system to assist us in managing our container fleet. Our proprietary IT system tracks all of our containers individually by container number, provides design specifications for the containers, tracks on-lease and off-lease transactions, matches each on-lease container to a lease contract and each off-lease container to a depot contract, maintains the major terms for each lease contract, tracks accumulated depreciation, calculates the monthly bill for each container lessee and tracks and bills for container repairs. Our proprietary IT system has interfaces for our employees and accounting systems, enables depots to enter and update information in real-time and allows lessees to access information about their leases and leased containers through the Internet. Our proprietary IT system has been essential to providing a high level of customer service, and we believe it is scalable to satisfy our future growth without significant future capital expenditures.

Our Operations

Container Fleet Overview.    The table below summarizes the composition of our fleet as of March 31, 2007 by the type of container:

	As of March 31, 2007
	Dry Van Containers	Percent of Total Fleet	Specialized Containers	Percent of Total Fleet	Total	Percent of Total Fleet
	(unaudited)
Managed fleet in TEUs	506,468	74.1%	4,532	0.7%	511,000	74.7%
Owned fleet in TEUs	164,381	24.0	8,472	1.2	172,853	25.3

Total	670,849	98.1%	13,004	1.9%	683,853	100.0%

Overview of Management Services.    We lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of our managed fleet. Our management agreements typically provide that our fee for managing a particular container is based upon the actual net operating revenue for each container, which is equal to actual rental revenue for a container less the actual operating expenses directly attributable to that container. Management fees are collected monthly or quarterly, depending upon the agreement, and generally are not paid if net operating revenue is zero or less for a particular period. If operating expenses exceed revenue, the container investors are required to pay the excess or we may deduct the excess, including our management fee, from future net operating revenue. Under these agreements, we typically receive a commission for selling or otherwise disposing of containers for the container investor. Our management agreements generally require us to indemnify the container investor for liabilities or losses arising out of our breach of our obligations. In return, the container investor typically indemnifies us in our capacity as the manager of the container against breach by the container investor, sales taxes on commencement of the arrangement, withholding taxes on payments to the container investor under the management agreement and any other taxes, other than our income taxes, incurred with respect to the containers that are not otherwise included as operating expenses deductible from revenue. The term of our management agreements is generally eight to 12 years from the acceptance date of containers under the agreement.

Marketing and Operations.    Our marketing and operations personnel are responsible for developing and maintaining relationships with our lessees, facilitating lease contracts and maintaining day-to-day coordination of operational issues. This coordination allows us to negotiate lease contracts that satisfy both our financial return requirements and our lessees’ operating needs. It also facilitates our awareness of lessees’ potential container shortages and their awareness of our available container inventories.

As of March 31, 2007, members of our marketing staff had an average of 18 years experience in the container leasing market. We believe that our long-standing relationships with our lessees and the close communications we maintain with their operating staffs represent an important advantage for us. As of March 31, 2007, we employed 52 people within our marketing and operations group in eight countries. In addition, we have 11 independent agents in 11 other countries that help support our marketing and operations group.

Overview of Our Leases.    The vast majority of our container leases are structured as long-term and short-term leases, although we also provide lessees with finance leases. To meet the needs of our lessees and achieve a favorable utilization rate, we lease containers under three main types of leases:

•

Long-Term Leases.    Our long-term leases specify the number of containers to be leased, the pick-up and drop-off locations, the applicable per diem rate and the contractual term. We typically enter into long-term leases for a fixed term ranging from three to eight years, with five-year term leases being most common. Our long-term leases generally require our lessees to maintain all units on lease for the duration of the lease, which provides us with scheduled lease payments. Some of our long-term leases contain an early termination option and afford the lessee continuing supply and total interchangeability of containers, with the ability to redeliver containers if the lessee’s fleet requirements change. Our leases typically require the lessees to pay additional amounts pursuant to retroactive rate adjustments. These rate adjustments have not been material to our results of operations. As of March 31, 2007, approximately 70.5% of our on-lease fleet, as measured in TEUs, was under long-term leases with an average remaining term of 30 months.

•

Short-Term Leases.    Short-term leases include both master interchange leases and customized short-term leases. Master interchange leases provide a master framework pursuant to which lessees can lease containers on an as-needed basis, and thus command a higher per diem rate than long-term leases and more flexible terms. The terms of master interchange leases are typically negotiated on an annual basis. Under our master interchange leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly port limits. We also enter into other short-term leases that typically have a term of less than one year and are generally used for one-way leasing, typically for small quantities of containers. The terms of short-term leases are customized for the specific requirements of the lessee. Short-term leases are sometimes used to reposition containers to high-demand locations and accordingly may contain terms that provide incentives to lessees. As of March 31, 2007, approximately 27.6% of our on-lease fleet, as measured in TEUs, was under short-term leases.

•

Finance Leases.    Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to five years, and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates under finance leases include an element of repayment of capital and, therefore, typically are higher than per diem rates charged under long-term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. As of March 31, 2007, approximately 1.9% of our on-lease fleet, as measured in TEUs, was under finance leases with an average remaining term of 31 months.

•

Lease Agreements.    Our lease agreements contain business terms, such as the per diem rate, term and drop-off schedule, and the general terms and conditions detailing standard rights and obligations. The lease agreement requires lessees to pay the contractual per diem rate, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return condition set forth in the lease agreement, to use the containers in compliance with all applicable laws, and to pay us for the value of the container as determined by the lease agreement if the container is lost or destroyed. The default clause in our lease agreement gives us certain legal remedies in the event that a container lessee is in breach of the terms underlying the lease agreement.

Our lease agreements contain an exclusion of warranties clause and require lessees to defend and indemnify us in most instances from third-party claims arising out of the lessee’s use, operation, possession or lease of the containers. Lessees are required to maintain physical damage and comprehensive general liability insurance and to indemnify us against loss with respect to the containers. We also maintain our own contingent physical damage and third-party liability insurance that covers our containers during both on-lease and off-lease periods. All of our insurance coverage is subject to annual deductible provisions and per occurrence and aggregate limits.

Underwriting.    We lease to container shipping lines and other lessees that meet our credit criteria. Our credit approval process is rigorous and all of our underwriting and credit decisions are controlled by our credit committee, which includes our chief executive officer, chief financial officer, and four other members of our senior management. Our credit policy sets different maximum exposure limits depending on our relationship and previous experience with each container lessee. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar, operational history and financial strength. Our credit committee monitors our lessees’ performance and our lease exposures on an ongoing basis and generally reviews all accounts with receivables over 90 days past due. Our underwriting processes are aided by the long payment experience we have with most of our lessees, our broad network of relationships in the shipping industry that provide current information about our lessees’ market reputations and our focus on collections.

Other factors minimizing losses due to default by a lessee include our ability to achieve a high recovery rate for containers in default situations and our ability to efficiently re-lease recovered containers. Many of our lessees call on ports that allow us to seize the lessees’ ships or their fuel stocked at depots or repossess our containers if the container lessee is in default under our container leases. For 2003 through 2006, we have recovered on average approximately 97.6% of the containers that were the subject of defaulted contracts. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a container lessee default. However, all recovery expenses are typically covered under physical damage insurance and we are reimbursed above our deductible amount.

Re-leasing, Logistics Management and Depot Management.    We believe that managing the period after termination of our containers’ first lease is one of the most important aspects of our business. Successful management of this period requires disciplined re-leasing capabilities, logistics management and depot management.

•

Re-leasing.    Since our leases allow our lessees to return their containers, we typically lease a container several times during the time we manage it as part of our fleet. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend on our re-leasing abilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, our presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and long-standing relationships with over 250 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

•

Logistics Management.    The shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, container shipping lines have an incentive to return leased containers in North America and Western Europe to avoid the cost of shipping empty containers. We have managed this structural imbalance of inventories with the following approach:

—	Limiting or prohibiting container returns to low-demand areas. In order to minimize our repositioning costs, our leases typically include a list of the specific locations to which containers may be returned, limitations on the number of containers that may be returned to low-demand locations, high drop-off charges for returning containers to low-demand locations or a combination of these provisions;

—	Taking advantage of a robust secondary resale market when available. In order to maintain a younger fleet age profile, we have aggressively sold our older containers. In 2005 and 2006, we sold containers representing approximately 31,000 and 41,000 TEUs, respectively;
—	Developing country-specific leasing markets to utilize older containers in the portable storage market. In North America and Western Europe, we have been successful in leasing older containers for use as portable storage. As of March 31, 2007, we had approximately 12,100 TEUs on operating leases and 2,000 TEUs on finance leases in the portable storage market;

—	Seeking one-way lease opportunities to move containers from lower demand locations to higher demand locations. One-way leases may include incentives, such as free days, credits and damage waivers. The cost of offering these incentives is considerably less than the cost we would incur if we paid to reposition the containers. As of March 31, 2007, approximately 17,400 TEUs were on lease under one-way leases; and

—	Paying to reposition our containers to higher demand locations. At locations where our inventories remain high, despite the efforts described above, we will selectively choose to ship excess containers to locations with higher demand. In 2005 and 2006 we repositioned containers representing approximately 1,200 and 1,000 TEUs, respectively.

•

Depot Management.    As of December 31, 2006, we managed our container fleet through 265 independent container depot facilities located in 47 countries. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct inventory and repair audits. We also supplement our internal operations group with the use of independent inspection agents. As of December 31, 2006, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via electronic data interchange, or EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for EDI reporting.

Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of containers and, in the event of loss or damage, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk when a depot’s insurance proves insufficient.

Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the Institute of International Container Lessors, or the IICL. The IICL establishes and documents the acceptable interchange condition for containers and the repair procedures required to return damaged containers to the acceptable interchange condition. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. As part of the inspection process, damages are categorized either as lessee damage or normal wear and tear. Items typically designated as lessee damage include dents in the container and debris left in the container, while items such as rust are typically designated as normal wear and tear. In general, lessees are responsible for the lease damage portion of the repair costs and we are responsible for normal wear and tear. For an additional fee, we sometimes offer our lessees a container damage protection plan, pursuant to which we assume financial responsibility for repair costs up to a pre-negotiated amount.

Investors.    We have historically sold portfolios of leased containers to investment entities located in Germany, Switzerland, Austria and Japan. Although we have sold several portfolios containing large numbers of containers to an investment company in Switzerland, the investment entities that typically have purchased containers from us are funds with many underlying investors. In Germany, these funds are frequently referred to as “KG Funds” although similar types of funds exist in other countries. These funds are formed by investment arrangers who act as financial intermediaries between lessors of containers and other shipping assets. We are contacted on a regular basis by independent investment managers who are interested in assisting us with arranging sales of container portfolios. These independent investment arrangers will either seek out investments in these leased assets on behalf of an investment fund or a group of investors or will work with us to identify an investor or group of investors to invest in a pool of these leased assets.

Customer Concentration.    Our customers include container lessees and container investors to whom we have sold container portfolios and for whom we manage containers.

•

Container Leasing Segment Concentration.     Revenue from our ten largest container lessees represented 57.7% of the revenue from our container leasing segment for the year ended December 31, 2006, on a pro forma, as adjusted basis, with revenue from our single largest container lessee accounting for 13.8%, or $4.8 million, of revenue from our container leasing segment during such period. This $4.8 million of revenue represented 7.9% of our total revenue for this period. The largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

•

Container Management Segment Concentration.    A substantial majority of our container management segment revenue is derived from container investors associated with five different investment arrangers located in Germany, Switzerland, Austria and Japan. These arrangers are typically in the business of identifying and organizing investors for a variety of investment vehicles and compete with other institutions in these and other countries that perform similar functions. Container investors associated with five independent investment arrangers represented 95.6% of our container management revenue for the year ended December 31, 2006 on a pro forma, as adjusted basis. Revenue from the largest of our container investors, P&R Equipment and Finance Corp., represented 29.8%, or $7.7 million, of revenue from our container management segment during the year ended December 31, 2006, on a pro forma, as adjusted basis. This $7.7 million of revenue represented 12.7% of our total revenue for this period. The willingness of investment arrangers to continue to form entities that invest in containers will depend upon a number of factors outside of our control, including the laws in the countries in which they are domiciled, the tax treatment of an investment or restrictions on foreign investments. If a change in tax laws in any country or other conditions make investments in containers less attractive, we will need to identify new container investors in other jurisdictions. If we are unable to identify new investors to offset decreases in demand, our gain on sale of container portfolios will decrease almost immediately, and management fee revenues will decrease if existing management agreements that terminate are not replaced by new management agreements.

Proprietary Real-time Information Technology System.    Our proprietary real-time information technology system tracks all of our containers individually by container number, provides design specifications for the containers, tracks on-lease and off-lease transactions, matches each on-lease container to a lease contract and each off-lease container to a depot contract, maintains the major terms for each lease contract, tracks accumulated depreciation, calculates the monthly bill for each container lessee and tracks and bills for container repairs. Most of our depot activity is reported electronically, which enables us to prepare container lessee bills and calculate financial reporting information more efficiently.

In addition, our system allows our lessees to conduct business with us through the Internet. This allows our lessees to review our container inventories, monitor their on-lease information, view design specifications and receive information on maintenance and repair. Many of our lessees receive billing and on- and off- lease information from us electronically.

Our Suppliers.    We purchase most of our containers in China from manufacturers that have met our qualification requirements. We are currently not dependent on any single current manufacturer. We have long-standing relationships with all of our major container suppliers. Our technical services personnel review the designs for our containers and periodically audit the production facilities of our suppliers. In addition, we contract with independent third-party inspectors to monitor production at factories while our containers are being produced. This provides an extra layer of quality control and helps ensure that our containers are produced in accordance with our specifications.

Our Competition

We compete primarily with other container leasing companies, including both larger and smaller lessors. We also compete with companies offering finance leases and container shipping lines, which sometimes lease their excess container inventory. Other participants in the shipping industry, such as container manufacturers, may also decide to enter the container leasing business. It is common for container shipping lines to utilize several leasing companies to meet their container needs and to minimize reliance on individual leasing companies. According to Containerisation International, Market Analysis: Container Leasing Market 2006, we compete as part of the top ten container leasing companies, which were estimated to account for approximately 84.3% of the TEUs available in the container leasing market at mid-2006.

Our competitors compete with us in many ways, including pricing, lease flexibility, supply reliability, customer service and the quality and condition of containers. Some of our competitors have greater financial resources than we do, or are affiliates of larger companies. We emphasize the quality of our fleet, supply reliability and high level of customer service to our container lessees. We generally do not rely on aggressive pricing of our products and services. We focus on ensuring adequate container availability in high-demand locations, dedicate large portions of our organization to building relationships with lessees, maintain close day-to-day coordination with lessees and have developed a proprietary information technology system that allows our lessees to access real-time information about their containers.

Environmental Matters

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the United States and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain liability insurance coverage and typically require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient or available to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage.

Regulation

We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations.

Properties

As of March 31, 2007, we operated our business in ten offices in eight countries, including the United States, Belgium, Hong Kong, Japan, Malaysia, Singapore, Taiwan and the United Kingdom. We have two offices in the United States including our headquarters in San Francisco, California, and eight offices outside the United States, all of which we lease.

Employees

As of March 31, 2007, we employed approximately 65 employees worldwide. We are not a party to any collective bargaining agreements. We believe that relations with our employees are good.

Legal Proceedings

From time to time we may be a party to litigation matters or disputes arising in the ordinary course of business, including in connection with enforcing our rights under our leases. Currently, we are not party to any legal proceedings which are material to our business, financial condition or results of operations.

MANAGEMENT

The following table sets forth certain information regarding our current board of directors and key personnel who are responsible for overseeing the management of our business (ages as of March 31, 2007):

Name	Age	Position
Hiromitsu Ogawa	66	Executive Chairman
Masaaki (John) Nishibori	62	President and Chief Executive Officer; Director
Victor M. Garcia	39	Senior Vice President and Chief Financial Officer
Frederic M. Bauthier	53	Senior Vice President, Marketing
Camille G. Cutino	48	Vice President, Operations
Chung (Thomas) C. Phuong	41	Vice President, Controller

Hiromitsu Ogawa is our founder and Executive Chairman. From 1989 to November 2006, he served as our Chief Executive Officer. Prior to starting our company in 1989, he was with Itel Containers for 12 years as Vice President of Marketing for Japan/Korea. Earlier in his career, he also held the positions of Executive Managing Director of Heublein Japan Co. Ltd. He was also Sales Promotion Manager with Coca-Cola Japan Co. Ltd. Mr. Ogawa graduated from Kyoto University of Foreign Studies with a B.A.

Masaaki (John) Nishibori has been our President and Chief Executive Officer since November 2006 and has served as a member of our board of directors since 1998. Mr. Nishibori was our Senior Vice President and Chief Financial Officer from 1993 to November 2006. From 1973 to 1993, Mr. Nishibori was a commercial banker for The First National Bank of Boston. While with The First National Bank of Boston, Mr. Nishibori served as chief executive officer of Bank of Boston, Italy, Boston Finanziaria, S.p.A and Boston Leasing Italia, S.p.A and later as Senior Credit Officer of the Specialized Finance Department. From 1970 to 1973, Mr. Nishibori was a management consultant at Arthur D. Little, Inc. Mr. Nishibori is a graduate of Hitotsubashi University and holds an M.B.A. from Columbia University.

Victor M. Garcia has served as our Senior Vice President and Chief Financial Officer since November 2006. From July 1990 to October 31, 2006, he was employed by Banc of America Securities where he was a Managing Director and senior banker in the Transportation Group within the Global Corporate and Investment Bank. Mr. Garcia holds a B.S. from Babson College.

Frederic M. Bauthier has served as our Senior Vice President, Marketing since 1992. From 1980 to 1991, Mr. Bauthier was responsible for marketing activities at Itel Containers. Mr. Bauthier holds a B.A. from University of Maryland and an M.B.A. from San Francisco State University.

Camille G. Cutino has served as our Vice President, Operations since 2000. From 1991 to 1999, Ms. Cutino was our Director of Operations. Ms. Cutino served as an independent contractor to us from May 1991 to June 1992. From July 1986 to April 1991, Ms. Cutino was the Director of Operations for Itel Containers. Ms. Cutino holds a B.S. from San Francisco State University.

Chung (Thomas) C. Phuong has served as our Vice President, Controller since 2000. From 1994 to 2000, Mr. Phuong served with us in various accounting capacities. From 1989 to 1994, Mr. Phuong was a Senior Accountant for Telogy, Inc. Mr. Phuong holds a B.S. from San Francisco State University.

Board of Directors

Our board of directors currently consists of two directors. Prior to the completion of this offering we will add the following three additional non-employee directors to our board of directors.

Marvin Dennis currently serves as the President of Dennis & Company, a financial consulting company he founded in 1996. From 1974 to 1996, Mr. Dennis served as Chief Financial Officer of Trans Ocean Ltd., a maritime container lessor company he co-founded. He currently serves on the board of directors of AlarmPoint Systems Inc., a software provider. Mr. Dennis holds a B.S. from the University of Illinois, a J.D. from DePaul University and an M.B.A. from Harvard University.

William W. Liebeck has managed a personal private equity and public stock portfolio since 2005. From the periods 1988 to 1995 and 1997 to 2005, Mr. Liebeck was a partner at two private equity firms, Equivest Partners and Thoma Cressey Equity Partners, respectively. He also serves on the board of directors at LECG, an expert services firm. Mr. Liebeck holds a B.A. from the University of California at Berkeley and an M.B.A. from Stanford University.

Gary M. Sawka has worked as a financial consultant for several Nasdaq-listed companies since 2002. From 2000 to 2001, he served as Executive Vice President and Chief Financial Officer of ePlanning Securities, Inc. During the period from 1984 to 2000, Mr. Sawka served as Vice President and Chief Financial Officer of TVIA, Inc., PrimeSource Corporation and Itel Containers. Mr. Sawka holds a B.S. in Accounting from the University of Southern California and an M.B.A. from Harvard University.

Board of Directors Compensation

We did not pay compensation to any of our directors in 2006. In 2007, we will pay each of our non-employee directors an annual cash retainer of $25,000. In addition to the retainer, we will pay our non-employee directors $2,000 for each meeting of our board of directors they attend, $1,500 for each audit committee meeting they attend and $1,000 for each compensation committee meeting and nominating and corporate governance committee meeting they attend. Annual retainers will be paid to the chairperson of each committee of the board of directors as follows: $12,000 to the audit committee chairperson, and $8,000 to each of the compensation committee chairperson and the nominating and corporate governance committee chairperson. Upon joining our board of directors, each non-employee director will receive non-qualified stock options to purchase 12,500 shares of our common stock. Options granted in connection with this offering will vest in full on the one-year anniversary of the effective date of this offering. On the one-year anniversary of the effectiveness of this offering, we will grant the non-employee directors who join our board of directors upon the completion of this offering an additional non-qualified stock option to purchase 7,500 shares of our common stock. These options will vest in full on the one-year anniversary of their grant date.

Board of Directors Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has established the following committees:

Audit Committee.    The functions of the audit committee include oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the performance, qualifications and independence of our independent auditors. Our audit committee is directly responsible, subject to stockholder ratification, for the appointment, retention, compensation, evaluation, termination and oversight of the work of any independent auditor engaged for the purpose of issuing an audit report or related work. The purpose and responsibilities of our audit committee are set forth in the Audit Committee Charter approved by our board of directors on January 31, 2007.

Upon completion of this offering, Marvin Dennis, William Liebeck and Gary Sawka will serve on our audit committee and will qualify as “independent,” as such term is defined in Rule 10A-3(b)(1)(ii) under the Exchange Act and in accordance with the rules of the New York Stock Exchange.

Compensation Committee.    The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also be responsible for producing an annual report on executive compensation for inclusion in our proxy statement. The purpose and responsibilities of our compensation committee are set forth in the Compensation Committee Charter approved by our board of directors on January 31, 2007. Upon completion of this offering, Marvin Dennis, William Liebeck and Gary Sawka will serve on our compensation committee and will qualify as “independent,” as determined in accordance with the rules of the New York Stock Exchange.

Corporate Governance and Nominating Committee.    The corporate governance and nominating committee will assist our board of directors in promoting our best interests and the best interests of our stockholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the corporate governance and nominating committee will identify individuals qualified to become directors and recommend to our board of directors the director nominees for the next annual meeting of stockholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board of directors and its committees. The corporate governance and nominating committee will also recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the Corporate Governance and Nominating Committee Charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal or regulatory requirements of the New York Stock Exchange. The corporate governance and nominating committee will also monitor our board of directors and our compliance with any commitments made to our regulators or otherwise regarding changes in corporate governance practices and lead our board of directors in its annual review of our board of directors’ performance.

The purpose and responsibilities of our governance and nominating committee are set forth in the Corporate Governance and Nominating Committee Charter approved by our board of directors on January 31, 2007. Upon completion of this offering, Marvin Dennis, William Liebeck and Gary Sawka will serve on our corporate governance and nominating committee and will qualify as “independent,” as determined in accordance with the rules of the New York Stock Exchange.

Our board of directors may establish other committees from time to time to facilitate the management of our business and affairs.

Code of Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all directors and employees, including our principal executive, financial and accounting officers. The Code of Business Conduct and Ethics will be posted on our Web site at www.caiintl.com prior to the completion of this offering. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our Code of Business Conduct and Ethics by posting such information on our Web site.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties to the extent permitted by Delaware law. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of us, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Corporate Governance

We believe that we are in compliance with all applicable federal and state securities laws and regulations and that we will comply with all New York Stock Exchange corporate governance and listing requirements within the time period prescribed by the rules of the New York Stock Exchange. In the interim, we will rely on transition periods available to companies in conjunction with their initial public offering.

Compensation Committee Interlocks and Insider Participation

No executive officer currently serves, or in the past has served, on the compensation committee or the board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer. Prior to this offering we did not have a compensation committee. Hiromitsu Ogawa and Masaaki (John) Nishibori have participated in the deliberations of the board of directors concerning the determination of executive officer compensation.

Compensation Discussion and Analysis

Compensation for our executive officers is designed to attract and retain highly qualified individuals to serve in key executive roles and to provide incentives to these individuals that are aligned with our short- and long-term business strategies.

General.    Prior to this offering, we were a closely held corporation with a small number of stockholders. Our Executive Chairman and Chief Executive Officer comprised our entire board of directors. Prior to this offering, we did not have a compensation committee.

We have not retained compensation consultants to review our compensation policies or procedures. Historically, our Chief Executive Officer, in consultation with our board of directors, has set the compensation of our executive officers. As a result of our corporate structure and the informal nature of our compensation process, compensation for our executive officers has not always been determined with a view to achieving specific goals or as a result of a detailed, objectives-based process. Generally, we have sought to provide compensation packages to our executive officers that are fair and competitive.

Elements of Compensation.    During 2006, the principal elements of our executive officers’ compensation were base salaries and cash bonuses. For 2007, we expect to compensate certain executive officers with equity awards as well. We provide cash bonuses to our executive officers to encourage and reward the achievement of certain goals of our company or a certain department. We intend to grant equity awards to our executive officers in order to provide overall compensation packages that are competitive with other public companies and to align management incentives with our stockholders’ interests.

Base Salary.    We set the base salary of each of our executive officers at a level we believe compensates these individuals adequately for the work they are expected to perform in their respective positions. We also consider the base salaries paid to similarly-positioned executives by companies we believe are comparable to us, including TAL International Group, Inc., Cronos Group and Interpool.

In 2006, the base salaries of Messrs. Ogawa and Nishibori increased from $505,648 to $525,874, or 4.0%, and from $424,216 to $441,185, or 4.0%, respectively. Until November 1, 2006, we had employment arrangements with Messrs. Ogawa and Nishibori that established their initial base salaries and provided that their respective base salaries would increase by at least 4.0% annually. Effective November 1, 2006, we and Mr. Ogawa entered into a new employment agreement that establishes an initial base salary and provides that his base salary will increase at least 4.0% annually.

Effective November 1, 2006, we and Mr. Nishibori entered into a new employment agreement that establishes his initial base salary and provides that, as long as the convertible subordinated note held by Interpool is outstanding, his base salary will increase 4.0% annually. After the Interpool note is repaid, Mr. Nishibori’s employment agreement provides that his base salary will immediately increase to $500,000 and that his base salary will increase at least 4.0% annually thereafter. We intend to repay the Interpool note using proceeds from this offering.

Our employment agreement with Victor Garcia, our Senior Vice President and Chief Financial Officer, establishes his initial base salary and provides that, beginning on November 1, 2007, his base salary will increase by at least 4.0% annually.

We do not have employment agreements with Frederic Bauthier or Camille Cutino, who have worked for us since 1991 and 2000, respectively. In 2006, the base salaries for Mr. Bauthier and Ms. Cutino increased from $237,744 to $273,400, or 15.0%, and from $119,757 to $129,936, or 8.5%, respectively. The increases in these base salaries reflect a 5.0% increase in base salaries provided to most of our employees in 2006, plus additional increases based on a review of the base salaries paid by publicly traded companies in our industry, including TAL International Group, Inc., Cronos Group and Interpool. We determined that Mr. Bauthier’s and Ms. Cutino’s base salaries did not reflect market rates for similar positions at these companies and increased their base salaries accordingly.

Cash Bonuses.    We provide cash bonuses to each of our executive officers to reward the achievement of certain qualitative and quantitative goals of our company or a certain department.

The cash bonuses to executive officers other than Messrs. Ogawa and Nishibori are discretionary. Our board of directors allocates a general pool for all cash bonuses, except for the bonuses to Messrs. Ogawa and Nishibori. From this bonus pool, our Chief Executive Officer then determines the cash bonuses to be paid to each executive officer and the department heads. The Chief Executive Officer also allocates a portion of the bonus pool to be distributed by each department head, in consultation with the Chief Executive Officer, to certain non-executive employees in each department.

When setting the discretionary cash bonuses for our executive officers, the Chief Executive Officer considers several factors, including the overall performance of our company, the individual executive’s role in our performance and the achievement of specific goals set for the individual executive by our Chief Executive Officer. The amount of cash bonus for Frederic Bauthier, our Senior Vice President of Marketing, is also determined based on our container leasing activities, sales of containers and total revenue. Pursuant to his employment agreement, Mr. Garcia’s discretionary cash bonus also will be based in part on our company’s achievement of certain earnings goals. Discretionary cash bonuses are paid twice each fiscal year and are based on the performance for the previous six-month period. The discretionary cash bonuses paid to executives for performance during 2006 were $87,919 for Mr. Bauthier and $23,525 for Ms. Cutino.

Pursuant to Mr. Ogawa’s employment arrangement, in 2006 Mr. Ogawa was entitled to receive a cash bonus if we achieved 70.0% or more of our budgeted pretax profit for 2006. We have chosen pretax profit as our measure of performance because we believe it is a meaningful indicator of our company’s overall performance. Our budgeted pretax profit is determined each year by our board of directors and the pretax profits achieved are as reflected in our audited financial statements. Mr. Ogawa received a cash bonus of $251,000 based on the pretax profits achieved for the year.

Under Mr. Nishibori’s new employment agreement, as long as the convertible subordinated note held by Interpool is outstanding, Mr. Nishibori received a cash bonus of $176,474 based on our pretax profit for the year, and after the Interpool note is repaid Mr. Nishibori will be entitled to receive between 10.0% and 100.0% of his base salary, depending on our pretax profit for the year. The 2006 cash bonuses for Messrs. Ogawa and Nishibori will be determined after our financial statements for 2006 have been audited.

In addition to being eligible for discretionary cash bonuses, Mr. Garcia’s employment agreement provides that upon completion of this offering, Mr. Garcia will receive a cash bonus of up to $100,000 on November 1, 2007 and on each of the following three anniversaries of that date, so long as he remains employed by us on such dates.

Stock Options and Equity Awards.    We have not made any equity awards to any of our employees, directors or other service providers since 1998. In 2007, our board of directors and our stockholders approved the 2007 Equity Incentive Plan (“Plan”) and reserved 721,980 shares of our common stock for issuance under the Plan. In connection with this offering, we intend to make restricted stock grants consisting of an aggregate of 36,876 shares of our common stock under the Plan to certain of our employees, other than Messrs. Ogawa, Nishibori, Garcia and Bauthier. These stock grants will be subject to vesting over three years. In addition, we intend to issue stock options exercisable for up to an aggregate of 508,620 shares of our common stock upon the determination of the initial public offering price for our common stock by the underwriters as set forth below:

Name	Number of Shares
Masaaki (John) Nishibori(1)(2)	259,980
Victor M. Garcia(1)(2)	130,200
Frederic M. Bauthier(1)	118,440

(1)

Options will vest and become exercisable at the rate of 25.0% on the one-year anniversary of the vesting commencement date and an additional 1/48th of the original grant amount each month thereafter and will have an exercise price equal to the initial public offering price as set forth on the cover of this prospectus.

footnotes continued on following page

(2)

If, in anticipation of, or within 12 months of, a change in control, Messrs. Nishibori or Garcia is terminated without “cause” or terminates his employment for “good reason,” his stock options will become fully vested and exercisable.

We do not currently intend to grant Mr. Ogawa an equity incentive award in 2007.

Severance and Change in Control Payments.    In the event of termination of the executive’s employment without “cause” or as a result of the executive’s death or disability or in the event of termination of employment by the executive for “good reason,” each of Messrs. Ogawa, Nishibori and Garcia is entitled to receive the following severance payments:

•	an amount equal to the greater of: (1) one year of base salary; or (2) base salary for the remainder of the term of the executive’s employment agreement as of the date of termination;

•

except in the case of death, continued health, dental, life and disability insurance for a period of one year after termination (including dependents if dependents were covered prior to termination); and

•	if termination occurs more than one month after the end of the prior fiscal year, a pro-rated cash bonus based on the number of days of employment during the fiscal year in which termination occurs.

If, in anticipation of or within 12 months of a change in control, Messrs. Nishibori or Garcia is terminated without “cause” or terminates his employment for “good reason,” his stock options will become fully vested and exercisable. These arrangements are intended to attract and retain qualified executive officers who could obtain similar positions at other companies.

Historically, we have not considered tax or accounting factors in determining compensation for our executive officers. However, each of Messrs. Nishibori’s and Garcia’s employment agreements provides that if he becomes entitled to receive or if he receives any payments that would be characterized as “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code, the payments will be reduced to the highest amount that may be paid to these executive officers without having any portion of any payment treated as an “excess parachute payment,” but only if the effect of the reduction is that the executive officer would receive a greater amount of payments, as determined on an after-tax basis. If, on an after-tax basis, the payments Messrs. Nishibori or Garcia would receive would be greater without any reduction, then these payments will not be reduced.

Other Benefits.    Executive officers are eligible to participate in all our employee benefit plans, such as medical, dental, vision, group life, disability and our 401(k), in each case on the same basis as other employees. In addition, we pay for additional life insurance polices for certain of our executive officers. We also pay golf membership fees for certain of our executive officers and provided a car to Mr. Ogawa until June 2006. We also provide vacation and other paid holidays to all employees, including our executive officers.

Executive Compensation

The following table provides information concerning compensation for services rendered to us in all capacities for the year ended December 31, 2006 by our Chief Executive Officer, Chief Financial Officer and two other highly compensated executive officers whose total compensation exceeded $100,000 in 2006 (our “Named Executive Officers”).

Name and Principal Position	Year	Salary	Bonus	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Hiromitsu Ogawa(1)	2006	$515,761	$—	$251,000	$53,910	(2)	$820,701
Former Chief Executive Officer
Masaaki (John) Nishibori(3)	2006	432,701	—	176,474	29,069	(4)	638,244
President and Chief Executive Officer
Victor M. Garcia(5)	2006	50,000	120,000	—	3,930	(6)	173,930
Senior Vice President and Chief Financial Officer
Frederic M. Bauthier	2006	255,501	73,060	—	11,031	(7)	339,592
Senior Vice President, Marketing
Camille Cutino	2006	124,847	13,535	—	6,719	(8)	145,101
Vice President, Operations

(1)	Mr. Ogawa resigned as Chief Executive Officer and became our Executive Chairman on November 1, 2006.
(2)	Includes $28,970 of life insurance premiums, as well as car and gasoline expenses, monthly golf club dues, parking expenses and 401(k) matching.
(3)	Mr. Nishibori served as Chief Financial Officer until November 1, 2006 and became President and Chief Executive Officer on November 1, 2006.
(4)	Includes $12,505 of life insurance premiums, as well as monthly golf club dues, parking expenses and 401(k) matching.
(5)

Mr. Garcia became Senior Vice President and Chief Financial Officer on November 1, 2006. The amount of salary shown in the table for Mr. Garcia reflects the portion of 2006 during which he served as an executive officer. For a description of his 2007 compensation, see “Employment Agreements.”

(6)	Includes housing reimbursements.
(7)	Includes life insurance premiums, parking expenses and 401(k) matching.
(8)	Includes life insurance premiums, parking expenses and 401(k) matching.

Grants of Non-Equity Incentive Plan Based Awards Table for Fiscal Year 2006

The following table provides information regarding grants of awards under non-equity incentive plans to our Named Executive Officers during the year ended December 31, 2006. No other Named Executive Officers participated in non-equity incentive plans.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
Name	Threshold	Target	Maximum
Hiromitsu Ogawa	$52,587	$210,350	$525,874
Masaaki (John) Nishibori	44,119	176,474	176,474

Hiromitsu Ogawa.    We entered into an employment agreement with Mr. Ogawa effective November 1, 2006 in connection with his position as our Executive Chairman. The employment agreement is for a term of two years from the effective date of this offering, unless the agreement is terminated earlier for death, disability, company insolvency, “cause” or “good reason.” In addition, Mr. Ogawa may terminate the agreement with 30 days’ notice anytime after the one-year anniversary of the effective date of this offering. Mr. Ogawa’s annual base salary rate from July 1, 2006 to June 30, 2007 is $525,874 and his annual base salary rate will be increased by 4.0% on July 1 of each subsequent year that his employment agreement is in effect, beginning on July 1, 2007.

As set forth in the table below, Mr. Ogawa is entitled to receive non-equity incentive plan compensation if we achieve certain percentages of our budgeted pretax profit in a specific fiscal year.

Percent of Budgeted Pretax Profit Achieved	Bonus (as a Percentage of Base Salary)
less than 70%	0%
70	10
80	20
90	30
100	40
110	50
120	60
130	70
140	80
150	90
160 and above	100

In 2006, Mr. Ogawa was entitled to receive a non-equity incentive plan payment of $525,874. However, Mr. Ogawa has voluntarily elected to forego $274,874 of this amount.

Following the effectiveness of this offering, Mr. Ogawa will no longer be eligible to receive non-equity plan compensation. Our board of directors will determine, in its discretion, any cash bonuses to be paid to Mr. Ogawa following the completion of this offering.

Masaaki (John) Nishibori.    We entered into an employment agreement with Mr. Nishibori effective November 1, 2006 in connection with his position as our President and Chief Executive Officer. The employment agreement is effective until October 31, 2008 and automatically renews for additional two-year periods, unless the agreement is terminated earlier by us for death, disability, company insolvency or “cause,” by Mr. Nishibori for “good reason” or by either party with at least 90 days written notice prior to the end of the term. As long as the convertible subordinated note held by Interpool is outstanding, Mr. Nishibori’s annual base salary from November 1, 2006 to June 30, 2007 is $441,185 and his annual base salary will be increased by 4.0% on July 1 of each subsequent year that his employment agreement is in effect, beginning on July 1, 2007. If the note held by Interpool is repaid, Mr. Nishibori’s annual base salary shall immediately increase to $500,000 and his annual base salary will be increased by at least 4.0% on January 1 of each subsequent year that his employment agreement is in effect, beginning on January 1, 2008.

As set forth in the table below, as long as the convertible subordinated note held by Interpool is outstanding, Mr. Nishibori will be entitled to receive a cash bonus if we achieve certain percentages of our budgeted pretax profit in a specific fiscal year as set forth in the following table.

Percent of Budgeted Pretax Profit Achieved	Bonus (as a Percentage of Base Salary)
less than 70%	0%
70	10
80	20
90	30
100 and above	40

We intend to repay the Interpool note with proceeds from this offering. When the Interpool note has been repaid, Mr. Nishibori will be entitled to receive a cash bonus if we achieve certain percentages of our budgeted pretax profit in a specific fiscal year as set forth in the following table.

Percent of Budgeted Pretax Profit Achieved	Bonus (as a Percentage of Base Salary)
less than 70%	0%
70	10
80	20
90	30
100	40
110	50
120	60
130	70
140	80
150	90
160 and above	100

Victor M. Garcia.    We entered into an employment agreement with Mr. Garcia effective November 1, 2006 in connection with his position as our Senior Vice President and Chief Financial Officer. The employment agreement is effective until October 31, 2009 and automatically renews for additional two-year periods, unless the agreement is terminated earlier by us for death, disability, company insolvency or “cause,” by Mr. Garcia for “good reason” or by either party with at least 90 days written notice prior to the end of the term. Mr. Garcia’s annual base salary from November 1, 2006 to October 31, 2007 is $300,000 and his annual base salary will be increased by at least 4.0% on November 1 of each subsequent year that his employment agreement is in effect, beginning on November 1, 2007.

In addition to being eligible for discretionary cash bonuses, Mr. Garcia’s employment agreement provides that upon completion of this offering, Mr. Garcia will receive a cash bonus of up to $100,000 on November 1, 2007 and on each of the following three anniversaries of that date, so long as he remains employed by us on such dates.

Mr. Garcia may become entitled to an annual cash bonus of up to 40.0% of his base salary. This bonus is tied, in part, to the achievement of our annual earnings goals. We also reimburse Mr. Garcia for the premiums he pays for a $600,000 life insurance policy and will reimburse him for up to $35,000 in relocation expenses. In connection with Mr. Garcia’s relocation to California, we paid for one month of his housing in the San Francisco area.

Severance and Change In Control Arrangements.    The following table describes the potential payments upon termination of Mr. Ogawa without “cause” or for “good reason” assuming the triggering event occurred on December 29, 2006 (the last business day of fiscal 2006).

	Voluntary Termination, Termination for Cause or Insolvency	Involuntary (Without Cause) or Good Reason Termination		Death		Disability
Compensation:
Base salary	$—	$964,102	(1)	$964,102	(1)	$964,102	(1)
Non-equity incentive plan compensation	—	525,874	(2)	525,874	(2)	525,874	(2)
Benefits:
COBRA premiums	—	17,732	(3)	—		17,732	(3)
Life and disability insurance	—	30,418	(4)	—		30,418	(4)
Accrued vacation pay	40,452	40,452		40,452		40,452

Total(5)	$40,452	$1,578,578		$1,530,428		$1,578,578

(1)	Lump-sum payment made within 30 days of termination equal to the greater of one year of base salary or the base salary for the remaining term of Mr. Ogawa’s employment agreement.
(2)	Lump-sum payment equal to the sum of a pro rata portion of Mr. Ogawa’s estimated non-equity incentive plan compensation earned in 2006 (based on the 363 days worked by Mr. Ogawa’s during 2006).
(3)	Represents estimated COBRA and dental premiums to be paid by us on behalf of Mr. Ogawa for a period of 12 months after termination.
(4)	Represents estimated life and disability insurance premiums to be paid by us on behalf of Mr. Ogawa for a period of 12 months after termination.
(5)

If Mr. Ogawa becomes entitled to receive or receives any payments that would be characterized as “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code, the payments will be reduced to the highest amount that may be paid to Mr. Ogawa without having any portion of any payment treated as an “excess parachute payment,” but only if the effect of the reduction is that Mr. Ogawa would receive a greater amount of payments, as determined on an after-tax basis. If, on an after-tax basis, the payments Mr. Ogawa would receive would be greater without any reduction, then no reduction will apply.

The following table describes the potential payments upon termination of Mr. Nishibori without “cause” or for “good reason” assuming the triggering event occurred on December 29, 2006 (the last business day of fiscal 2006).

	Voluntary Termination, Termination for Cause or Insolvency	Involuntary (Without Cause) or Good Reason Termination		Death		Disability
Compensation:
Base salary	$—	$808,839	(1)	$808,839	(1)	$808,839	(1)
Non-equity incentive plan compensation	—	176,474	(2)	176,474	(2)	176,474	(2)
Benefits:
COBRA premiums	—	13,664	(3)	—		13,664	(3)
Life and disability insurance	—	14,026	(4)	—		14,026	(4)
Accrued vacation pay	30,544	30,544		30,544		30,544

Total(5)	$30,544	$1,043,547		$1,015,857		$1,043,547

(1)	Lump-sum payment made within 30 days of termination equal to the greater of one year of base salary or the base salary for the remaining term of Mr. Nishibori’s employment agreement.
(2)	Lump-sum payment equal to the sum of a pro rata portion of Mr. Nishibori’s estimated non-equity incentive plan compensation earned in 2006 (based on the 363 days worked by Mr. Nishibori during 2006).
(3)	Represents estimated COBRA and dental premiums to be paid by us on behalf of Mr. Nishibori for a period of 12 months after termination.
(4)	Represents estimated life and disability insurance premiums to be paid by us on behalf of Mr. Nishibori for a period of 12 months after termination.
(5)

If Mr. Nishibori becomes entitled to receive or receives any payments that would be characterized as “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code, the payments will be reduced to the highest amount that may be paid to Mr. Nishibori without having any portion of any payment treated as an “excess parachute payment,” but only if the effect of the reduction is that Mr. Nishibori would receive a greater amount of payments, as determined on an after-tax basis. If, on an after-tax basis, the payments Mr. Nishibori would receive would be greater without any reduction, then no reduction will apply.

In addition to the severance payments listed above, if Mr. Nishibori is terminated without “cause” or he terminates his employment for “good reason” in connection with a change in control, his stock options will become fully vested and exercisable.

The following table describes the potential payments upon termination of Mr. Garcia without “cause” or for “good reason” assuming the triggering event occurred on December 29, 2006 (the last business day of fiscal 2006).

	Voluntary Termination, Termination for Cause or Insolvency	Involuntary (Without Cause) or Good Reason Termination		Death		Disability
Compensation:
Base salary	$—	$850,000	(1)	$850,000	(1)	$850,000	(1)
Bonus	—	120,000	(2)	120,000	(2)	120,000	(2)
Benefits:
COBRA premiums	—	14,377	(3)	—		14,377	(3)
Life and disability insurance	—	1,868	(4)	—		1,868	(4)
Accrued vacation pay	3,846	3,846		3,846		3,846

Total(5)	$3,846	$990,091		$973,846		$990,091

(1)	Lump-sum payment made within 30 days of termination equal to the greater of one year of base salary or the base salary for the remaining term of Mr. Garcia’s employment agreement.
(2)	Lump-sum payment equal to the sum of a pro rata portion of Mr. Garcia’s estimated target annual discretionary cash bonus earned in 2006 (based on the 58 days worked by Mr. Garcia during 2006).
(3)	Represents estimated COBRA and dental premiums to be paid by us on behalf of Mr. Garcia for a period of 12 months after termination.
(4)	Represents estimated life and disability insurance premiums to be paid by us on behalf of Mr. Garcia for a period of 12 months after termination.
(5)

If Mr. Garcia becomes entitled to receive or receives any payments that would be characterized as “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code, the payments will be reduced to the highest amount that may be paid to Mr. Garcia without having any portion of any payment treated as an “excess parachute payment,” but only if the effect of the reduction is that Mr. Garcia would receive a greater amount of payments, as determined on an after-tax basis. If, on an after-tax basis, the payments Mr. Garcia would receive would be greater without any reduction, then no reduction will apply.

In addition to the severance payments listed above, if Mr. Garcia is terminated without “cause” or he terminates his employment for “good reason” in connection with a change in control, his stock options will become fully vested and exercisable.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Relationship with Interpool

Interpool, one of the world’s leading suppliers of equipment and services to the transportation industry, acquired 50.0% of our common stock in April 1998. At the time of the acquisition, we and Interpool entered into various commercial arrangements and during the period from 1998 through September 30, 2006, the companies conducted joint operational and marketing activities. In addition, in connection with certain loans made by Interpool to us, we agreed that Interpool could appoint a majority of the members of our board of directors. We also issued to Interpool a warrant to purchase our common stock. For the period from June 27, 2002 through September 30, 2006, Interpool included us as a consolidated subsidiary in their financial statements.

During the third quarter of 2005, our Executive Chairman, Hiromitsu Ogawa, exercised his contractual right under the Shareholders Agreement dated April 29, 1998 among Interpool, Mr. Ogawa and us (the “Shareholders Agreement”) to request an independent valuation of us. Our board of directors engaged Piper Jaffray to perform this valuation, which was completed in the fourth quarter of 2005. Subsequently, Interpool advised Mr. Ogawa that it had decided not to exercise its right under the Shareholders Agreement to make an offer to acquire Mr. Ogawa’s 50.0% common equity interest in us for an amount equal to his percentage interest in the fair value of us as determined by the valuation.

On October 1, 2006, we purchased all of Interpool’s shares of our common stock for total consideration of $77.5 million, consisting of $40.0 million of cash and the issuance by us to Interpool of a convertible subordinated secured promissory note in the principal amount of $37.5 million. The note will mature in October 2010 and bears interest at a rate of 7.87%, increasing by 1.0% every six months, with no cap, until the note is paid in full. If the note remains outstanding after two years, or earlier if it is not fully repaid in connection with any initial public offering by us, Interpool may convert it into shares of our common stock representing a substantial minority position in us. Interpool would also be entitled to certain registration rights, rights to certain information, representation on our board of directors and rights to participate in future equity offerings if the note becomes convertible. We intend to repay the note in full with the proceeds of this offering.

In connection with the repurchase from Interpool of our common stock, all of the directors appointed by Interpool to our board resigned, the Shareholders Agreement terminated, the warrant terminated, we repaid the loan Interpool had originally made to us in 1998 and the joint administrative and marketing activities between our companies ceased. We and Interpool concurrently entered into a new non-exclusive long-term management agreement pursuant to which Interpool has the option, subject to certain conditions, to use us as manager for shipping containers in Interpool’s fleet that have been returned by container shipping lines following termination of a long-term lease, in return for payment of a management fee. This management agreement has a term (during which Interpool may tender containers for management by us) that will end no earlier than October 1, 2011, but is subject to extension unless either we or Interpool affirmatively terminate the extensions by written notice. Interpool’s right to tender containers to us for management is subject to the equipment meeting certain age, physical condition and other eligibility criteria. Under this new management agreement, Interpool will continue to have the right to sell groups of containers to investors and to use us as submanager of these containers on the same terms. If we agree to manage containers for any other owner under comparable terms, but with compensation to us less than specified amounts, our management fee and sales fee under this agreement will be reduced to the lower compensation levels. We currently do not manage any containers at rates that would cause the management fee and sales fee to be reduced pursuant to this provision. At December 31, 2006, we managed approximately 26,000 TEUs for Interpool. We also act as manager for containers that Interpool sold to a Swiss investor group under the terms of a management agreement which expires in 2016.

Loans to Certain Members of Management

On June 12, 1998, we loaned approximately $531,000 to Masaaki (John) Nishibori, our President and Chief Executive Officer, and approximately $88,000 to Frederic Bauthier, our Senior Vice President, Marketing, in connection with their exercise of options to purchase shares of our preferred stock pursuant to nonqualified stock options dated as of May 15, 1998. Each of their loans is secured by a pledge of shares of our Series A cumulative redeemable convertible preferred stock held by them. Interest on each loan is payable annually at a rate of 10.5% per annum. Payment in full of amounts due under each of these loans is due upon, among other events, a redemption of preferred stock or an initial public offering of our common stock. Mr. Nishibori and Mr. Bauthier intend to repay their loans in full immediately prior to the completion of this offering.

Employment Agreements

We have entered into an employment agreement with Mr. Ogawa, our Executive Chairman, Mr. Nishibori, our President and Chief Executive Officer and Victor Garcia, our Senior Vice President and Chief Financial Officer, as described in “Management—Compensation Discussion and Analysis.”

Sale of Common Stock to DBJ Value Up Fund

On February 16, 2007, our Executive Chairman, Hiromitsu Ogawa, sold 1,691,760 shares of our common stock to DBJ Value Up Fund (“DBJ”), an affiliate of the Development Bank of Japan, representing approximately 14.9% beneficial ownership in us after giving effect to the conversion of our outstanding Series A cumulative redeemable convertible preferred stock. DBJ agreed to pay Mr. Ogawa up to $26.9 million, consisting of a $20.9 million initial payment and, depending on the final valuation of this offering, a deferred payment of up to $6.0 million. At certain valuations, there could be no deferred payment. This transaction was based on a customary discount for a block sale and for the illiquidity of the common stock. In connection with this sale, we entered into a Stock Purchase Agreement, an Amended and Restated Registration Rights Agreement and Voting Agreement with Mr. Ogawa and DBJ. See “Description of Capital Stock—Registration Rights” and “Description of Capital Stock—Voting Agreement” for more information regarding these agreements.

Registration Rights Agreement with Mr. Ogawa and DBJ

On February 16, 2007 we entered into an Amended and Restated Registration Rights Agreement with Mr. Ogawa and DBJ. For a description of this agreement see “Description of Capital Stock—Registration Rights.”

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2007 and after giving effect to the completion of this offering (assuming no exercise of the underwriters’ over-allotment option):

•	each person (or group of affiliated persons) known to us to beneficially own more than 5% of our common stock;

•	each Named Executive Officer; and

•	all of our directors and executive officers as a group.

As of March 31, 2007, there were 10,584,000 outstanding shares of our common stock.

The number of shares beneficially owned by each stockholder is determined under Rule 13d-3 as promulgated under the Securities Exchange Act of 1934, as amended, and generally includes shares over which a holder has voting or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion or exercise of other securities, to the extent such securities may be converted or exercised by the respective person or group within 60 days after March 31, 2007. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable within 60 days after March 31, 2007 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. For purposes of the table below we have assumed the conversion of all outstanding shares of Series A cumulative redeemable convertible preferred stock into 724,920 shares of common stock, which will occur immediately prior to the completion of this offering.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before This Offering	After This Offering(2)
Hiromitsu Ogawa(3)	8,892,240	78.63%	51.97%
DBJ Value Up Fund(4)	1,691,760	14.96	9.89
1-9-1 Otemachi, Chiyoda-ku, Tokyo 100-0004 Japan
Masaaki (John) Nishibori(5)(6)	556,920	4.92	3.26
Victor M. Garcia(6)	—	—	—
Frederic M. Bauthier(5)(6)	168,000	1.49	*
Camille G. Cutino(7)	—	—	—
Marvin Dennis(8)	—	—	—
William W. Liebeck(8)	—	—	—
Gary M. Sawka(8)	—	—	—
All directors and executive officers as a group(2)(7)	9,617,160	85.04%	56.21%

*	Less than 1%.
(1)	Unless otherwise specified, the address for the persons named in the table is c/o CAI International, Inc., One Embarcadero Center, Suite 2101, San Francisco, California, 94111.
(2)

Assumes no exercise of the underwriters’ over-allotment option. If the over-allotment option is exercised in full our directors and executive officers as a group will beneficially own 9,617,160 shares of common stock, representing 53.5% of the common stock outstanding.

footnotes continued on following page

(3)

Mr. Ogawa beneficially owns 4,776,240 shares of our common stock in his own name. An additional 2,859,108 shares are held by the Ogawa Family Trust dated 7/06/98, of which Mr. Ogawa and his wife are co-trustees. An additional 1,256,892 shares are held by the Ogawa Family Limited Partnership. Mr. Ogawa is the trustee of the Ogawa Family Trust, which is the general partner of the Ogawa Family Limited Partnership.

(4)	DBJ Value Up Fund is an affiliate of the Development Bank of Japan.
(5)	Reflects shares of our common stock that will be issued upon the conversion of our Series A cumulative redeemable convertible preferred stock immediately prior to the completion of this offering.
(6)	In connection with the offering we intend to grant Messrs. Nishibori, Garcia and Bauthier options to purchase 259,980, 130,200 and 118,440 shares, respectively.
(7)	Excludes 1,320 restricted shares that will be granted in conjunction with this offering.
(8)	Upon joining our Board of Directors, which will occur immediately prior to this offering, each of Messrs. Dennis, Liebeck and Sawka will receive an option to purchase 12,500 shares.

DESCRIPTION OF CAPITAL STOCK

Immediately following the consummation of this offering, our authorized capital stock will consist of 84,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of some of the terms relating to our common stock, preferred stock, certificate of incorporation and bylaws is not complete and may not contain all the information you should consider before investing in our common stock. You should read carefully our certificate of incorporation and bylaws to be effective upon completion of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by the common shareholders. The holders of our common stock are not entitled to cumulative voting in the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of the directors standing for election. Subject to preferences of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends our board of directors may declare out of funds legally available for the payment of dividends. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to share pro rata all assets remaining after payment of or provision for our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering will be fully paid and nonassessable. As of March 31, 2007 we had 10,584,000 shares of common stock outstanding. Upon completion of this offering, we will have 17,145,796 shares of common stock outstanding, including 36,876 shares of restricted stock that we intend to grant upon the pricing of this offering.

Preferred Stock

Immediately prior to the completion of this offering, our outstanding shares of Series A cumulative redeemable convertible preferred stock will be converted into 724,920 shares of common stock. Thereafter, pursuant to our certificate of incorporation, the board of directors will have the authority, without further action by the shareholders, to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors also has the authority to fix the designations, voting powers, preferences, privileges and relative rights and the limitations of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change of control of us or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting, economic and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

Provisions of our certificate of incorporation, our bylaws and Delaware law could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve our actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of us.

Authorized but Unissued Shares of Common Stock and Preferred Stock.     Our authorized but unissued shares of common stock and preferred stock are available for our board of directors to issue without stockholder approval. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. We may use the additional authorized shares of common or preferred stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Classified Board of Directors; Election and Removal of Directors.    Our certificate of incorporation provides for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three-year terms, and one class being elected each year by our stockholders. In addition, our directors are removable only for cause by the holders of not less than a majority of the shares entitled to vote at the election of directors. Furthermore, any vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office and only the board of directors may increase the size of the board of directors. Because this system of electing, appointing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third-party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of the board of directors.

Stockholder Action; Special Meetings of Stockholders.    Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors or by a majority of our board of directors.

Advance Notice Requirements for Stockholders Proposals and Director Nominations.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment of Bylaws.    Our directors are expressly authorized to amend our bylaws.

Delaware Anti-Takeover Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned: (1) by persons who are directors and also officers; and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

Registration Rights

We have entered into an Amended and Restated Registration Rights Agreement with Mr. Ogawa and DBJ Value Up Fund. Pursuant to this Registration Rights Agreement, Mr. Ogawa and DBJ Value Up Fund have certain demand registration rights with respect to shares of our common stock. At any time starting 180 days after the date of this offering, subject to certain exceptions, each of Mr. Ogawa and DBJ Value Up Fund may request that we file a registration statement under the Securities Act covering their shares, if the anticipated aggregate offering price is at least $5.0 million (net of underwriting discounts and commissions). Mr. Ogawa and DBJ Value Up Fund will be entitled to request no more than three demand registrations.

Also pursuant to the Registration Rights Agreement, Mr. Ogawa and DBJ Value Up Fund will have certain “piggyback” registration rights with respect to shares of our common stock. Accordingly, if we propose to register any of our common stock under the Securities Act we are required to notify Mr. Ogawa and DBJ Value Up Fund and to include in such registration all the shares of common stock requested to be included by them, subject to certain limitations. Under the terms of the Registration Rights Agreement, we are generally obligated to pay all the expenses associated with any demand or “piggyback” registrations.

Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class of series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision of the contrary in the certificate of incorporation. Our certificate of incorporation does not provide that our stockholders are entitled to pre-emptive rights.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Shareholder Services, Inc. Its address is 250 Royall Street, Canton, Massachusetts 02021.

New York Stock Exchange Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CAP.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been any public market for our common stock, and we cannot predict the effect, if any, that market sales by our existing stockholders of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock. Nevertheless, sales by our existing stockholders of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

Upon completion of this offering, we will have a total of 17,145,796 shares of common stock outstanding, including 36,876 shares of restricted stock that we intend to grant upon the pricing of this offering. All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock outstanding will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only in a transaction registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) and 701 promulgated under the Securities Act, summarized below.

Under the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, assuming that the underwriters do not exercise their over-allotment option, additional shares will be available for sale in the public market as follows:

Maximum Number of Shares	Date
0	After the date of this prospectus
0	After 90 days from the date of this prospectus (subject to volume limitations and contractual vesting schedules)
11,345,796	After 180 days from the date of this prospectus (subject to volume limitations and contractual vesting schedules)

Lock-up Agreements

We and each of our directors, executive officers and each of our stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period ending 180 days after the date of this prospectus, subject to extension as described below. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray on behalf of the underwriters. The agreements provide exceptions for sales to underwriters pursuant to the purchase agreement and other exceptions as described under “Underwriting.”

The lock-up period described in the preceding paragraph will be extended if: (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our “affiliate,” is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal about 171,458 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Shares of our common stock issued in reliance on Rule 701, such as those shares acquired pursuant to options or other equity awards granted under our stock plans or other compensatory arrangements, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding requirement.

Registration Rights

Following this offering and, in some cases, the expiration of the lock-up period described above, Mr. Ogawa and DBJ Value Up Fund will have demand registration rights with respect to their shares of common stock that will enable them to require us to register their shares of common stock under the Securities Act and they will also have rights to participate in any of our future registrations of securities by us. See “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

This section describes the material U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock if you are a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States;

•

a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the federal tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, dividends paid to you are subject to withholding of U.S. federal income tax at a 30.0% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30.0% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments. If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to this exemption from withholding. In lieu of withholding, such dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of our common stock unless:

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met;

•

such gain is effectively connected with your conduct of a trade or business within the U.S. and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are subject to the Code provisions applicable to certain U.S. expatriates; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and either our common stock has ceased to be “regularly traded on an established securities market” prior to the beginning of the calendar year in which the disposition occurs or you have held, directly or constructively at any time during the five-year period ending on the date of disposition or such shorter period that you held such shares, more than five percent of our common stock. We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

Federal Estate Taxes

If you hold our common stock at the time of death, such stock will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting on Internal Revenue Service Form 1099 with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a U.S. office of a broker, as long as:

•	the payor or broker does not have actual knowledge or reason to know that you are a U.S. person; and

•

you have furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations (or you otherwise establish an exemption).

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50.0% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

•

a foreign partnership, if at any time during its tax year one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50.0% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a U.S. person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

In addition to the foregoing, we must report annually to the Internal Revenue Service and to you on Internal Revenue Service Form 1042-S the entire amount of any distribution made with respect to our common stock. This information may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Jefferies & Company, Inc.

Total	5,800,000

The underwriters have advised us that they propose to offer the shares to the public at $         per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $         per share. The underwriters may allow and the dealers may reallow a concession of not more than $         per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an aggregate of 870,000 additional shares of common stock at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Paid by Us
	No Exercise	Full Exercise
Per share
Total

We estimate total offering expenses (not including underwriting discounts and commissions) will be $2.3 million, all of which will be borne by us.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

We and each of our directors, executive officers and each of our stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period ending 180 days after the date of this prospectus, subject to extension as described below. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray. The agreements provide exceptions for sales to underwriters pursuant to the purchase agreement. In addition, the agreement with our founder contains exceptions for (i) the sale of common stock to DBJ, which was completed in February 2007, (ii) transfers to family members for estate planning purposes and (iii) transfers pursuant to contracts for the sale of securities entered into prior to March 20, 2007 and disclosed in the first amendment to the registration statement of which this prospectus forms a part, provided in each of (i), (ii) and (iii) that the transferee agrees to be bound by the terms of the lockup agreement. The exception described in clause (iii) is no longer available as no contract for the sale of securities is disclosed in such amendment.

The lock-up period described in the preceding paragraph will be extended if:

•	during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering and other relevant factors. There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the New York Stock Exchange. Passive market making consists of displaying bids on the New York Stock Exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

In the past, Piper Jaffray has provided investment banking services, including valuation and private placement services, to us and we may engage them for these or other services in the future.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “CAP.”

At our request, the underwriters have reserved up to 150,000 shares of the common stock being sold in this offering for sale to our directors, employees, business associates and related persons at the initial public offering price. The sales will be made by Piper Jaffray through a directed share program. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these reserved shares are purchased. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Perkins Coie LLP, Menlo Park, California. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The consolidated financial statements and schedule of CAI International, Inc. as of December 31, 2005 and 2006 and for each of the years in the two-year period ended December 31, 2005, the nine months ended September 30, 2006 and the three months ended December 31, 2006 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

You can obtain our SEC filings, including the registration statement of which this prospectus forms a part, at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
Consolidated Statements of Income for the years ended December 31, 2004 and 2005, the nine months ended September 30, 2006 (Predecessor) and the three months ended December 31, 2006 (Successor)	F-4

Consolidated Statements of Cumulative Redeemable Convertible Preferred Stock and Stockholders’ Equity for the years ended December 31, 2004, 2005, the nine months ended September 30, 2006 (Predecessor) and the three months ended December 31, 2006 (Successor)

F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2005, the nine months ended September 30, 2006 (Predecessor) and the three months ended December 31, 2006 (Successor)	F-7
Notes to Consolidated Financial Statements	F-8
Schedule II—Valuation Accounts	F-31
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and March 31, 2007	F-32
Consolidated Statements of Income for the three months ended March 31, 2006 (Predecessor) and 2007 (Successor)	F-33
Consolidated Statements of Cash Flows for the three months ended March 31, 2006 (Predecessor) and 2007 (Successor)	F-34
Notes to Consolidated Financial Statements	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

CAI International, Inc.:

We have audited the accompanying consolidated balance sheets of CAI International, Inc. and subsidiaries (Successor) as of December 31, 2006, and of CAI International, Inc. and subsidiaries (Predecessor) as of December 31, 2005, and the related consolidated statements of income, cumulative redeemable convertible preferred stock and stockholders’ equity, and cash flows for the period from October 1, 2006 to December 31, 2006 (Successor Period), and from January 1, 2006 to September 30, 2006 and for each of the years in the two-year period ended December 31, 2005 (Predecessor Periods). In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of CAI International, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the Successor period, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the financial position of CAI International, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the Predecessor Periods, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, effective October 1, 2006, CAI International, Inc. repurchased 50% of its outstanding common stock. The repurchase of stock has been accounted for as a step acquisition and the change in basis has been pushed down to CAI International, Inc.’s consolidated financial statements. As a result of the repurchase of shares, the consolidated financial information for periods after the repurchase is presented on a different basis than that for the periods before the acquisition and, therefore, is not comparable.

As discussed in Note 2(n) to the consolidated financial statements, effective January 1, 2007 the Successor adopted FASB Staff Position AUG AIR-1 (FSP), Accounting for Planned Major Maintenance. The FSP was retrospectively applied adjusting all financial statements presented.

/s/ KPMG LLP

San Francisco, California

April 23, 2007

CAI INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	Predecessor	Successor
	December 31, 2005	December 31, 2006
	(in thousands, except share data)
ASSETS
Cash	$7,573	$20,359
Accounts receivable (owned fleet), net of allowance for doubtful accounts of $2,762 in 2005 and $1,045 in 2006	11,056	7,731
Accounts receivable (managed fleet)	16,209	24,061
Related party receivables	198	128
Current portion of direct finance leases	3,006	2,248
Deposits, prepayments and other assets	2,103	4,077
Deferred tax assets	1,253	915

Total current assets	41,398	59,519

Container rental equipment, net of accumulated depreciation of $99,553 and $93,633 at December 31, 2005 and December 31, 2006, respectively	134,563	161,353
Net investment in direct finance leases	4,263	4,329
Furniture, fixtures, and equipment, net of accumulated depreciation of $2,424 and $290 at December 31, 2005 and December 31, 2006, respectively	437	459
Intangible assets, net of accumulated amortization of $307 in 2006	—	7,093
Goodwill	—	50,247

Total assets	$180,661	$283,000

LIABILITIES, CUMULATIVE REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Accounts payable	$3,541	$3,585
Accrued expenses and other current liabilities	4,478	15,276
Amounts due to affiliate	6,847	—
Due to container investors	12,072	21,650
Unearned revenue	702	740
Current portion of long-term debt	—	5,000
Current portion of subordinated note payable to affiliate	6,730	—
Current portion of capital lease obligation	703	525
Rental equipment payable	9,900	30,788

Total current liabilities	44,973	77,564

Revolving line of credit	64,000	97,000
Term loan	—	13,750
Subordinated convertible note payable	—	37,500
Subordinated note payable to affiliate	10,095	—
Deferred income tax liability	22,057	24,500
Capital lease obligation	183	31

Total liabilities	141,308	250,345

Cumulative redeemable convertible preferred stock:
Series A 10.5% cumulative redeemable convertible preferred stock, no par value. Aggregate liquidation value $1,531 and $1,621 at December 31, 2005 and December 31, 2006, respectively. Authorized 1,113,840 shares; issued and outstanding 724,920 shares at December 31, 2005 and December 31, 2006	7,465	6,072
Note receivable on preferred stock	(1,107)	(1,172)

	6,358	4,900

Stockholders’ equity:
Common stock, no par value. Authorized 84,000,000 shares; issued and outstanding 21,168,000 shares at December 31, 2005 and 10,584,000 shares at December 31, 2006	2,520	1,260
Accumulated other comprehensive (loss) income	(44)	95
Retained earnings	30,519	26,400

Total stockholders’ equity	32,995	27,755

Total liabilities and stockholders’ equity	$180,661	$283,000

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Predecessor			Successor
	2004	2005	Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006
		(in thousands, except per share data)
Revenue:
Container rental revenue	$45,855	$39,614	$24,228	$9,383
Management fee revenue	6,809	11,230	8,530	3,569
Gain on sale of container portfolios	13,420	9,913	8,365	5,392
Finance lease income	602	829	927	267

Total revenue	66,686	61,586	42,050	18,611

Operating expenses:
Depreciation of container rental equipment	15,545	14,764	9,653	2,360
Amortization of intangible assets	—	—	—	307
Impairment of container rental equipment	275	572	270	81
Gain on disposition of used container equipment	(718)	(1,166)	(804)	(747)
Equipment rental expense	10,636	6,875	1,187	395
Storage, handling and other expenses	6,164	3,853	2,411	779
Marketing, general, and administrative expenses	11,783	12,551	8,967	3,389

Total operating expenses	43,685	37,449	21,684	6,564

Operating income	23,001	24,137	20,366	12,047

Interest expense	7,651	7,798	4,183	3,715
Interest income	(28)	(27)	(37)	(20)

Net interest expense	7,623	7,771	4,146	3,695

Income before income taxes	15,378	16,366	16,220	8,352
Income tax expense	6,149	6,377	5,856	3,119

Net income	9,229	9,989	10,364	5,233
(Accretion)/decretion of preferred stock	(641)	(713)	1,464	(6)

Net income available to common stockholders	$8,588	$9,276	$11,828	$5,227

Net income per share:
Basic	$0.41	$0.44	$0.56	$0.49
Diluted	$0.41	$0.44	$0.48	$0.36
Weighted average shares outstanding:
Basic	21,168	21,168	21,168	10,584
Diluted	21,168	21,168	21,735	16,270

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CUMULATIVE REDEEMABLE

CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2005, Nine Months Ended September 30, 2006

and Three Months Ended December 31, 2006

Predecessor

	Cumulative redeemable convertible preferred stock			Common stock		Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders’ equity
	Shares	Amount	Note receivable on preferred stock	Shares	Amount
	(in thousands)
Balances as of December 31, 2003	725	$2,576	$(977)	21,168	$2,520	$12,655	$3	$15,178
Accretion of preferred stock	—	2,313	—	—	(1,672)	(641)	—	(2,313)
Net income	—	—	—	—	—	9,229	—	9,229
Foreign currency translation adjustment	—	—	—	—	—	—	56	56

Comprehensive income								9,285
Stock-based compensation	—	—	(65)	—	1,672	—	—	1,672

Balances as of December 31, 2004	725	4,889	(1,042)	21,168	2,520	21,243	59	23,822
Accretion of preferred stock	—	2,576	—	—	(1,863)	(713)	—	(2,576)
Net income	—	—	—	—	—	9,989	—	9,989
Foreign currency translation adjustment	—	—	—	—	—	—	(103)	(103)

Comprehensive income								9,886
Stock-based compensation	—	—	(65)	—	1,863	—	—	1,863

Balances as of December 31, 2005	725	$7,465	(1,107)	21,168	$2,520	30,519	(44)	32,995

Decretion of preferred stock	—	(1,415)	(49)	—	—	1,464	—	1,464
Net income	—	—	—	—	—	10,364	—	10,364
Foreign currency translation adjustment	—	—	—	—	—	—	(4)	(4)

Comprehensive income								10,360

Balances as of September 30, 2006	725	$6,050	$(1,156)	21,168	$2,520	$42,347	$(48)	$44,819

Successor

	Cumulative redeemable convertible preferred stock			Common stock		Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders’ equity
	Shares	Amount	Note receivable on preferred stock	Shares	Amount
	(in thousands)
Balances as of September 30, 2006	725	$6,050	$(1,156)	21,168	$2,520	$42,347	$(48)	$44,819

Repurchase of shares held by Interpool, Inc.	—	—	—	(10,584)	(1,260)	(21,174)	—	(22,434)
Accretion of preferred stock	—	22	(16)	—	—	(6)	—	(6)
Net income	—	—	—	—	—	5,233	—	5,233
Foreign currency translation adjustment	—	—	—	—	—	—	143	143

Comprehensive income								5,376

Balances as of December 31, 2006	725	$6,072	$(1,172)	10,584	$1,260	$26,400	$95	$27,755

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor			Successor
	Year Ended December 31,		Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006
	2004	2005
		(in thousands)
Cash flows from operating activities:
Net income	$9,229	$9,989	$10,364	$5,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,643	14,859	9,728	2,392
Amortization of debt issuance costs	461	448	321	173
Amortization of intangible assets	—	—	—	307
Impairment of container rental equipment	275	572	270	81
Stock-based compensation	1,607	1,798	—	—
Gain on sale of container portfolios	(13,420)	(9,913)	(8,365)	(5,392)
Gain on disposition of used container equipment	(718)	(1,166)	(804)	(747)
Deferred income taxes	6,098	6,297	405	78
Allowance for doubtful accounts	695	771	383	110
Changes in other operating assets and liabilities:
Accounts receivable	(4,378)	(2,146)	(5,478)	458
Related party accounts receivable	(88)	261	24	3
Deposits, prepayments and other assets	(552)	3,685	(582)	(647)
Accounts payable and accrued expenses	(1,958)	1,899	4,928	4,916
Due to container investors	6,634	2,393	6,645	2,933
Amounts due to affiliate	934	(316)	(5,314)	(1,533)
Unearned revenue	(216)	(19)	28	10
Other liabilities	105	2	183	—

Net cash provided by operating activities	20,351	29,414	12,736	8,375

Cash flows from investing activities:
Purchase of containers	(125,732)	(127,288)	(89,366)	(45,843)
Net proceeds from sale of container portfolios	119,224	102,097	67,912	49,252
Net proceeds from disposition of used container equipment	8,320	14,496	8,683	3,650
Purchase of furniture, fixtures, and equipment	(70)	(350)	(120)	(9)
Receipt of principal payments from direct financing leases	2,042	2,817	2,959	794

Net cash provided by (used in) investing activities	3,784	(8,228)	(9,932)	7,844

Cash flows from financing activities:
Proceeds from bank debt	30,500	82,472	124,890	64,000
Principal payments made on bank debt	(52,500)	(83,472)	(116,000)	(21,141)
Principal payments made on subordinated note payable	—	(16,825)	(13,798)	(3,027)
Debt issuance costs	—	(1,217)	(1,196)	—
Repurchase of CAI common stock held by Interpool	—	—	—	(40,104)

Net cash provided by (used in) financing activities	(22,000)	(19,042)	(6,104)	(272)

Effect on cash of foreign currency translation	56	(103)	(4)	143

Net increase (decrease) in cash	2,191	2,041	(3,304)	16,090
Cash at beginning of the period	3,341	5,532	7,573	4,269

Cash at end of the period	$5,532	$7,573	$4,269	$20,359

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$43	$44	$44	$116
Interest	7,071	7,129	4,668	1,405
Supplemental disclosure of non-cash investing and financing activity:
Repurchase of common stock with subordinated convertible note				$37,500

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(1)	The Company and Nature of Operations

CAI International, Inc. (CAI or the Company) was originally incorporated under the name Container Applications International, Inc. in the state of Nevada on August 3, 1989. On February 2, 2007, the Company was reincorporated under its present name in the state of Delaware. The Company operates in the international intermodal marine cargo container leasing business. Within this single industry sector, the Company generates revenue from two reportable segments: container leasing and container management. The container leasing segment specializes primarily in the ownership and leasing of intermodal dry freight standard containers, while the container management segment manages containers for container investors. The Company leases its containers principally to international container shipping lines located throughout the world. The Company sells containers primarily to investor groups and provides management services to those investors in return for a management fee.

On January 4, 2007, the Company invested approximately $400,000 in cash for an 80% interest in CAIJ, an entity incorporated in Japan to facilitate the structuring and arrangement of container fund investments in Japan.

On April 23, 2007, the Company’s board of directors approved a 420:1 stock split to be granted to stockholders of record at that date. All share and per share data in the consolidated financial statements have been adjusted to reflect the stock split.

The Company’s headquarters are located in San Francisco, California.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting and Principles of Consolidation

The Company utilizes the accrual method of accounting.

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, Container Applications International Corporation—Tokyo (CAI TK), Container Applications International (U.K.) Ltd., Sky Container Trading, Ltd., Sky Domestic Container Leasing, Ltd. and Container Applications International Corporation—Malaysia. All significant intercompany balances and transactions have been eliminated in consolidation.

Prior to October 1, 2006, the Company had two principal stockholders, each of whom beneficially owned 50.0% of the Company’s outstanding common stock. These stockholders were the Company’s founder and then Chief Executive Officer (now Executive Chairman), Hiromitsu Ogawa and Interpool Inc. (Interpool). On October 1, 2006, the Company repurchased 10,584,000 shares, or 50.0% of its outstanding common stock, held by Interpool for $77.5 million (the “Interpool Transaction”). The Company paid Interpool $40.0 million in cash and issued a convertible subordinated promissory note for the $37.5 million balance. The repurchase resulted in an increase in the percentage of common stock held by Mr. Ogawa, from 50.0% to 100.0%. In connection with the Interpool Transaction the Company applied pushdown accounting in accordance with Staff Accounting Bulletin No. 54 (SAB No. 54) and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). Accordingly, the Company valued its assets and liabilities as of October 1, 2006 and recognized goodwill of $50.2 million and intangible assets of $7.4 million as a result of such valuation (see Notes 3 and 5). Due to the application of pushdown accounting and step acquisition accounting in the Company’s financial statements, the Company’s financial condition and results of operations after October 1, 2006 will not be comparable in some respects to the Company’s financial condition and results of operations reflected in the Company’s historical financial statements as of dates or for periods ended prior to October 1, 2006. The consolidated balance sheet and consolidated statements of income, cumulative redeemable convertible

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

preferred stock and stockholders’ equity and cash flows prior to October 1, 2006, refer to the Predecessor company and this period is referred to as the pre-repurchase period, while the consolidated balance sheet and consolidated statement of income, cumulative redeemable convertible preferred stock and stockholders’ equity and cash flows on and subsequent to October 1, 2006 refer to the Successor company and the period is referred to as the post-repurchase period. A line has been drawn between the accompanying financial statements to distinguish between the pre-repurchase and post-repurchase periods.

(b)	Use of Estimates

Certain estimates and assumptions were made by the Company’s management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include revenue recognition, the carrying amount of container equipment, the residual values and lives of container equipment, the valuation of the cumulative redeemable preferred stock for stock-based compensation accounting and accretion purposes and valuation allowances for receivables and deferred income tax assets. Actual results could differ from those estimates.

(c)	Furniture, Fixtures, and Equipment

Furniture and equipment, which include furniture, fixtures, office equipment, and software, are depreciated on a straight-line basis over estimated useful lives of five years with no salvage value.

(d)	Container Rental Equipment

Prior to October 1, 2006, the Company depreciated container rental equipment over an estimated useful life of 12.5 years (using the straight-line method) to fixed residual values of $645 for 20’, $795 for 40’ and $805 for 40’ high cubes. For the period starting October 1, 2006 and thereafter, the Company revised its estimate of residual values to $850 for 20’, $950 for 40’ and $1,000 for 40’ high cubes. The change in residual value resulted in a reduction in the Company’s depreciation expense of $1.0 million for the three months ended December 31, 2006. The estimated life of the containers remained unchanged at 12.5 years. Management’s decision to change the residual values of container equipment is based on higher sales prices of older used containers over the past three years and expectation of similar values in future periods. The Company will reassess its estimate of residual value and useful life of containers in the future for possible adjustments to those estimates.

The estimated useful life for all other containers remains at 15 years with a residual value of 15% of their original cost.

(e)	Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company’s container rental equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

During the years ended December 31, 2004 and 2005, the nine months ended September 30, 2006 and three months ended December 31, 2006, the Company recorded impairment losses related to certain container equipment identified for sale of $275,000, $572,000, $270,000 and $81,000, respectively.

(f)	Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination accounted for using the purchase method. The Company’s goodwill resulted from the Interpool Transaction for which we have applied pushdown accounting and accounted for the repurchase of shares as a step acquisition. Goodwill acquired in a purchase business combination is not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Management has determined that the Company is comprised of two reporting units, container leasing and container management, and has allocated $13.8 million and $36.4 million of goodwill, respectively, to each segment. The allocation of the purchase price is based on the expected future cash flow contribution of each segment and goodwill for each reporting unit was determined as the difference between the allocation purchase price and the fair value of the net assets of each reporting unit. Intangible assets allocated to the container leasing and container management reporting units are $2.6 million and $4.8 million, respectively. Intangible assets have been allocated either directly to the relevant unit or on the expected future cash flows contribution of each segment.

Impairment of goodwill is tested at the reporting unit level annually or more frequently if an event or circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that would suggest a possible impairment include, but are not limited to, material customer losses, an adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss in key personnel.

The impairment test is conducted by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. We perform the annual goodwill impairment test using a combination of the market and income approaches. If the carrying amount of a reporting unit exceeds its fair value, an indication of goodwill impairment exists and a second step is performed to measure the amount of impairment loss, if any. In the application of the impairment testing, we are required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. If goodwill is impaired we will record an impairment charge, which will result in a decrease in net income or an increase in net loss.

On October 1, 2006, the Company recorded goodwill of $50.2 million and intangible assets of $7.4 million resulting from the application of push down accounting under SFAS No. 141 in connection with the Company’s repurchase of its common shares of stock held by Interpool (see Note 3 ). The purchase price for the incremental ownership the Company acquired from Interpool was based on forecasts and assumptions made on our future cash flows.

Although management currently believes that the estimates used in the evaluation of goodwill and other intangibles are reasonable, differences between actual and expected revenue, operating results and cash flow could cause these assets to be deemed impaired. If impairment were to occur, the Company would be required to charge to earnings the amount of the write-down in the value of such assets.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

Intangible assets with definite useful lives are amortized over their estimated useful lives. The Company currently amortizes intangible assets on a straight-line basis over their estimated useful lives as follows:

Trademarks	10 years
Software	3 years
Contracts—third party	7 years
Contracts—owned equipment	5 years

(g)	Finance Leases

Interest on finance leases is recognized using the effective interest method. Lease income is recorded in decreasing amounts over the term of the contract, resulting in a level rate of return on the net investment in direct finance leases.

(h)	Prepaid Debt Fees

To the extent that the Company is required to pay fees relating to its revolving line of credit, such fees are amortized over the life of the related revolving line of credit using the straight line method and reflected in interest expense. No fees were paid in connection with our convertible subordinated debt.

(i)	Foreign Currency Translation

The accounts of the Company’s foreign subsidiaries have been converted at rates of exchange in effect at year-end for balance sheet accounts and at a weighted average of exchange rates for the year for income statement accounts. The effects of changes in exchange rates in translating foreign subsidiaries’ financial statements are included in stockholders’ equity as accumulated other comprehensive income.

(j)	Accounts Receivable (Owned Fleet)

Amounts billed under operating leases for containers owned by the Company are recorded in accounts receivable (owned fleet). The Company estimates an allowance for doubtful accounts it does not consider fully collectible. Changes in the financial condition of the container lessee or an adverse development in negotiations or legal proceedings to obtain payment could result in the actual loss exceeding the estimated allowance.

(k)	Income Taxes

Income taxes are accounted for using the asset-and-liability method as specified under SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when it is more likely than not that deferred tax assets will not be recovered.

(l)	Revenue Recognition

The Company provides a range of services to its customers incorporating rental, sale and management of container equipment. Revenue for all forms of service is recognized when earned following the guidelines of SFAS No. 13, Accounting for Leases and Staff Accounting Bulletin No. 104 (SAB 104).

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

Container Rental Revenue

Container rental revenue arises from renting containers owned by the Company to various shipping lines. Rental agreements are either leases with a fixed term of between one and eight years or short-term master lease agreements where there is no term and the equipment can be returned at any time without penalty. Revenue is recorded on an accruals basis for master lease agreements as these agreements have no fixed term. For long-term leases, revenue is recorded on a straight-line basis when earned according to the terms of the container rental contracts. These contracts are classified as operating leases. Early termination of the container rental contracts subjects the lessee to a penalty, which is included in container rental revenue upon such termination.

Included in container rental revenue is revenue consisting primarily of fees charged to the lessee for handling, delivery, repairs, and fees relating to the Company’s damage protection plan, which are recognized as earned.

Management Fee Revenue and Gain on Sale of Container Portfolios

In addition to renting containers, the Company sells leased container portfolios to investor groups. After the date of sale the Company generally manages the container assets sold to the investor group. As these are arrangements with multiple deliverables, the Company evaluates the arrangements under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) which addresses accounting for multiple element arrangements. The Company has determined that the two deliverables under the arrangements, the sale of the container and the management services, are separate units of accounting, thus revenue is recognized in accordance with SAB 104 for each unit.

The Company recognizes revenue from management fees earned under equipment management agreements as earned on a monthly basis. Management fees are typically a percentage of net operating income of each investor group’s fleet calculated on an accruals basis. Included in the Company’s balance sheet are accounts receivable from the managed fleet which are uncollected lease billings related to managed equipment. With the exception of containers managed under pooling agreements, all direct costs (storage, repairs, repositioning etc.) are charged to investors on a specific-identification basis or allocated basis. The Company’s financial statements include accounts payable and accruals of expenses related to managed equipment. The net amount of rentals billed less expenses payable and less management fees is recorded in amounts due to container investors or amounts due to affiliate on the balance sheet.

As described above, the Company periodically sells containers to container investors which are generally managed by the Company in return for a management fee. A gain is calculated as the excess of sales proceeds over the net book value of the containers sold. The proceeds from sale of these container portfolios were $119.2 million, $102.1 million, $67.9 million and $49.3 million for the years ended December 31, 2004 and 2005, the nine months ended September 30, 2006, and the three months ended December 31, 2006, respectively.

(m)	Stock-Based Compensation

SFAS No. 123(R) Share Based Payment (SFAS 123(R)), establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123(R) requires all entities to adopt a fair-value-based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

employee service period, for grants issued after the Statement’s effective date. The effective date for the Company was January 1, 2006. No stock-based awards have been granted nor have any previously granted awards vested since the effective date and, consequently, no compensation expense has been recognized during the year ended December 31, 2006.

Prior to the implementation of SFAS 123(R), the Company accounted for its stock-based compensation plan under SFAS No. 123, Accounting for Stock Based Compensation. SFAS 123 allowed an entity to continue to use the method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), with pro forma disclosures of net income as if the fair-value-based method had been applied. APB 25 requires compensation expense to be recognized over the employee service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock. The Company elected to continue to apply the provisions of APB 25 in accounting for its Executive Management Incentive Program and has recognized compensation expense of $1.6 million and $1.8 million for the years ended December 31, 2004 and 2005, respectively.

The preferred shares issued under the Executive Management Incentive Program were issued in 1998 and had no vesting term. As such, there is no compensation expense to be recognized for these shares upon adoption of FAS No. 123(R). We plan to implement a stock option program and this will result in additional expense.

(n)	Repairs and Maintenance

On September 8, 2006, the FASB posted the Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. The FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines, and APB Opinion No. 28, Interim Financial Reporting. FSP AUG AIR-1 prohibits the use of accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006, and shall be applied retrospectively for all financial statements presented, unless impracticable to do so.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a damage protection plan (“DPP”) pursuant to which the lessee pays a monthly fee in exchange for not being charged for certain damages at the end of the lease term. For containers not subject to a DPP, historically, we have accrued for repairs once we have made the decision to repair the container, which is made in advance of us incurring the repair obligation. For containers covered by a DPP, we historically accounted for periodic maintenance and repairs on an accrual basis.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

We adopted FSP AUG AIR-1 effective January 1, 2007. Accordingly, we have retroactively adjusted our Consolidated Financial Statements to reflect the direct expense method of accounting for maintenance, a method permitted under this Staff Position. The effect of adopting this standard on our previously reported Consolidated Financial Statements is summarized in the tables below (in thousands, except per share data):

	Predecessor			Successor
	Year ended
	December 31, 2004	December 31, 2005	Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006
Increase (decrease) in:
Statement of income:
Storage, handling and other expenses	$511	$421	$179	$47
Operating income	(511)	(421)	(179)	(47)
Income before income taxes	(511)	(421)	(179)	(47)
Income taxes	(204)	(164)	(64)	(18)
Net income	(307)	(257)	(115)	(29)

Basic and diluted earnings per share	(0.01)	(0.01)	(0.01)	(0.00)

	Predecessor			Successor
	January 1, 2004	December 31, 2004	December 31, 2005	December 31, 2006
Balance sheet:
Goodwill	$—	$—	$—	$(679)
Total assets	—	—	—	(679)
Accrued expenses and other current liabilities	(2,972)	(2,461)	(2,040)	(1,328)
Deferred income tax liability	936	732	568	—
Total liabilities	(2,036)	(1,729)	(1,472)	(1,328)
Retained earnings	2,036	1,729	1,472	649
Stockholders’ equity	2,036	1,729	1,472	649

(o)	Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period and disclosure. FIN 48 will be effective for the Company on January 1, 2007 (the first day of the Company’s 2007 fiscal year. The Company has not determined the impact of FIN 48 on its results of operations or financial condition.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. This statement establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement retains the exchange price notion in earlier definitions of fair value. SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years with earlier application encouraged. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulleting No. 108 (“SAB 108) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. If the effect of initial adoption is determined to be material, the cumulative effect may be reported as an adjustment to the beginning of year retained earnings with disclosure of the nature and amount of each individual error being corrected in the cumulative adjustment. The guidance is applicable in our 2006 fiscal year and has not resulted in adjustments to our 2006 financial statements. We will apply this guidance in assessing any future misstatements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115. Under this pronouncement, companies may elect to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. However, SFAS No. 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. This statement is effective for fiscal years that begin after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial position or results of operations.

(3)	Step Acquisition of CAI Common Stock Held by Interpool

On October 1, 2006, the Company repurchased 10,584,000 shares, or 50.0% of its outstanding common stock, held by Interpool for $77.5 million. The Company repurchased the shares to execute a management buyout of all common stock held by Interpool. The Company paid Interpool $40 million in cash and issued a new convertible subordinated promissory note for the $37.5 million balance (see Note 7(b)). In addition, the Company incurred $104,000 of expenses in connection with the repurchase.

Financing for the transaction was obtained from a line of credit and term loan facility provided by a group of banks under an amended agreement signed on September 29, 2006 (see “Note (7a)”). On October 2, 2006, the Company borrowed the full $20.0 million under the term loan and an additional

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

$23 million under the revolving line of credit. The proceeds were used to pay the $40.0 million cash portion of the repurchase of all our shares of common stock owned by Interpool and to repay the remaining $3.0 million balance on the outstanding subordinated note issued in April 1998 by the Company to Interpool.

As a result of the repurchase, the Company terminated the Operating and Administration Agreement with Interpool for all but 12,000 TEUs of existing containers. The directors that had been appointed by Interpool also resigned from the Company’s board of directors. In addition Interpool’s warrant to purchase common stock was terminated.

The repurchase also resulted in an increase in the percentage of common stock held by the Company’s Executive Chairman, Hiromitsu Ogawa, from 50.0% to 100.0%. In connection with the Interpool transaction the Company has applied pushdown accounting in accordance with Staff Accounting Bulletin No. 54 (SAB No. 54) and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). The step acquisition and push down accounting resulted in an increase to the carrying value of container rental equipment of $334,000 and the recognition of $50.2 million of goodwill and $7.4 million of intangible assets. The book value of all other assets and liabilities approximated fair value. The purchase price was based on forecasts and assumptions made on our future cash flows and not on our net asset values on the closing date. Goodwill is the amount paid for the common stock above the fair value of tangible and intangible net assets in the transaction. Goodwill represents the estimated fair value of expected cash flows from subsequently acquired containers that we either (1) retain and lease to container lessees as part of our owned fleet; or (2) sell to container investors and manage on their behalf.

The following unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations of the Company for the years ended December 31, 2005 and 2006 and is presented as if the repurchase of shares of our common stock from Interpool occurred at the beginning of these periods. The following information should not be taken as representative of future consolidated results of operations or financial condition of the Company (in thousands):

	Year Ended December 31,
	2005	2006
	(unaudited)
Revenue	$61,586	$60,661
Net income	$4,575	$11,536
Net income available to common stockholders	$3,862	$12,994
Net income per share:
Basic	$0.36	$1.23
Diluted	$0.36	$0.88

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

(4)	Container Leases

The Company leases its containers on either short-term operating leases through master lease agreements, long-term non-cancelable operating leases, or finance leases. The following represents future minimum rents receivable under long-term noncancelable operating and finance leases as of December 31, 2006 (in thousands):

	Long-term operating	Finance
Year ending December 31:
2007	$6,369	$3,076
2008	5,333	2,324
2009	3,799	1,777
2010	2,113	952
2011 and thereafter	1,962	25

Total minimum rents receivable	$19,576	8,154

Less amount representing unearned income		1,577

Net investment in direct financing leases		$6,577

(5)	Intangible Assets

The Company recognized intangible assets on October 1, 2006 in connection with its repurchase of its shares of common stock held by Interpool and amortizes them on a straight line basis over their estimated useful lives disclosed in Note 2(f). Intangible assets at December 31, 2006 are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$1,100	$(28)	$1,072
Software	500	(42)	458
Contracts-third party	3,650	(130)	3,520
Contracts-owned equipment	2,150	(107)	2,043

Total	$7,400	$(307)	$7,093

Amortization recorded for the three month period ended December 31, 2006 was $307,000. Future amortization expenses are as follows (in thousands):

2007	$1,228
2008	$1,228
2009	$1,186
2010	$1,061
2011 and thereafter	$2,390

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

(6)	Accrued Expenses and Other Current Liabilities

The Company accrues for goods and services received and expenses incurred for which billings have not been received. Accrued expenses and other current liabilities at December 31, 2005 and 2006 are as follows (in thousands):

	2005	2006
Accrued income taxes	$49	$8,896
Due to lessors	1,557	2,438
Accrued interest	759	2,087
Accrued bonuses	1,007	1,110
Other current liabilities	1,106	745

	$4,478	$15,276

(7)	Long Term Debt

(a)	Senior Secured Credit Facility

The Company has a senior secured line of credit with a consortium of banks to finance the acquisition of containers and for general working capital purposes. Any amounts drawn on the facility are secured by all assets of the Company including the containers and the underlying leases thereon.

On September 29, 2006, the Company amended its senior secured credit facility provided by a group of banks to provide for a maximum total commitment amount of up to $190 million, consisting of a $20 million term loan facility and a $170 million revolving line of credit. On October 2, 2006, the Company borrowed the full $20 million under the term loan and an additional $23 million under the revolving line of credit. The proceeds were used to pay the $40.0 million cash portion of the repurchase of the 10,584,000 shares of common stock owned by Interpool and to repay the remaining $3.0 million balance on the outstanding subordinated note issued in April 1998 by the Company to Interpool.

The interest rates under the senior secured credit facility vary depending upon whether the loans are characterized as base rate loans or Eurodollar rate loans. At December 31, 2006 the interest rates were 7.32% for the revolving credit facility and 7.57% for the term loan. In addition, there is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The amended senior secured credit facility provides that swing line loans (up to $10.0 million in the aggregate) and standby letters of credit (up to $15.0 million in the aggregate) will be available to the Company. These sub-limits are part of, and not in addition to, the total commitment of $170 million under the revolving credit portion of the senior secured credit facility. As of December 31, 2006, the Company had $73 million in availability under the revolving credit facility provided there was sufficient collateral. The entire amount of the facility drawn at any time plus accrued interest and fees is callable on demand in the event of certain specified events of default. In addition to certain financial covenants, the credit facility requires the Company to obtain the consent of existing lenders prior to entering into future borrowings or paying dividends to stockholders.

As of December 31, 2006, the revolving line of credit and term loan had a balance of $97.0 million and $18.75 million, respectively. The term loan is payable in equal quarterly installments of $1.25 million

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

commencing on December 29, 2006. Interest expense recorded relating to the amended senior secured credit facility (including term loan) for the fourth quarter and year ended December 31, 2006 was $2.3 million. Interest expense relating to the prior senior secured credit facility for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 was $3.2 million, $4.4 million and $2.8 million, respectively.

The amended senior secured credit facility terminates September 30, 2010 and contains various financial and other covenants. As of December 31, 2006, the Company was in compliance with these covenants.

(b)	Subordinated Convertible Note Payable

On October 1, 2006, the Company issued a convertible subordinated promissory note for $37.5 million in connection with the Company’s repurchase of 10,584,000 shares, or 50.0% of its outstanding common stock, held by Interpool, for $77.5 million (see Note 3). The balance of $40.0 million was paid in cash. In addition, the Company paid the remaining $3.0 million balance of the outstanding subordinated note originally issued in April 1998 by the Company to Interpool.

Financing for the transaction was obtained from a line of credit and term loan facility provided by a group of banks under an amended agreement signed on September 29, 2006 (see preceding paragraph (a) above). The note matures on October 30, 2010 and bears an initial interest rate of 7.87% per annum for the 6-month period ending March 31, 2007. The interest rate increases by one percentage point (1.0%) after each subsequent six-month period until paid in full. The note provides Interpool with an option to convert the obligation into shares of the Company’s common stock at anytime after October 1, 2008, at the following conversion price:

a. At anytime prior to the fifteenth (15th) business day after the completion of an initial public offering by the Company, the conversion price shall be $7.32 per share of common stock or conversion of the $37.5 million note into 5,121,480 shares of our common stock.

b. At any time on or after the fifteenth (15th) business day after the completion of an initial public offering by the Company, the conversion price shall be $5.53 per share of common stock or conversion of the $37.5 million note into 6,785,520 shares of our common stock.

Interest expense relating to the convertible subordinated note for the quarter ended December 31, 2006 was $1.1 million. The note is subordinated to the Company’s $20.0 million term loan facility and $170.0 million revolving line of credit and is secured by a second priority lien on the Company’s assets. The agreement relating to the note contains various financial and other covenants. As of December 31, 2006, the Company was in compliance with these covenants.

(c)	Subordinated Note Payable to Affiliate

During April 1998, the Company entered into a subordinated debt agreement with Interpool for $33.7 million. The interest rate on the subordinated debt was fixed at 10.5%, with interest paid quarterly. This subordinated debt had a balance of $16.8 million at December 31, 2005 and a remaining balance of $3.0 million when it was paid off on October 2, 2006 in connection with the Company’s repurchase of all shares of CAI common stock owned by Interpool (see Note 3). Interest expense recorded on this subordinated debt was $3.6 million and $2.5 million for the years ended December 31, 2004 and 2005, respectively, and $0.6 million for the period from January 1, 2006 through September 30, 2006. Interpool is no longer an affiliate of CAI as a result of the stock repurchase transaction.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

(d)	Maturities

Principal maturities of all long-term debt are as follows (in thousands):

Principal
Year ending December 31:
2007	$5,000
2008	5,000
2009	5,000
2010	138,250

$153,250

(8)	Income Taxes

Income tax expense comprises the following for the periods indicated (in thousands):

	Predecessor			Successor
	Year Ended December 31,		Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006
	2004	2005
Current income taxes
Federal	$24	$21	$5,083	$2,851
State	(5)	1	357	142
Foreign	32	58	11	48

	51	80	5,451	3,041

Deferred income taxes
Federal	5,739	5,984	746	103
State	350	251	(378)	4
Foreign	9	62	37	(29)

	6,098	6,297	405	78

Total income tax expense	$6,149	$6,377	$5,856	$3,119

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

The reconciliation between the Company’s income tax expense and the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income for the years ended December 31, 2004 and 2005 and 35% for the nine months ended September 30, 2006 and the three months ended December 31, 2006 are as follows (in thousands):

	Predecessor			Successor
	Year Ended December 31,		Nine Months Ended September 30, 2006	Three Months Ended December 31, 2006
	2004	2005
Computed expected tax expense	$5,229	$5,564	$5,677	$2,923
Nondeductible stock-based compensation	546	611	—	—
Other permanent differences	64	(25)	19	62
Increase (decrease) in income taxes resulting from:
State income tax expense, net of effect on federal liability	325	288	184	95
Foreign income taxed at different rates	(15)	(61)	(24)	39

	$6,149	$6,377	$5,856	$3,119

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are presented below (in thousands):

	2005	2006
Deferred tax assets:
Bad debt allowance	$984	$600
Accrued vacation pay	48	48
Unearned revenue	221	267
Passive loss carry forwards	14,004	—

Gross deferred tax assets	15,257	915
Deferred tax liabilities:
Intangible assets	—	2,673
Depreciation and amortization	35,990	21,747
Foreign deferred tax liabilities	71	80

Net deferred tax liability	$20,804	$23,585

At of December 31, 2006, the Company had no federal and state passive activity loss carryforwards to offset future taxable income.

(9)	Related Party Transactions

Prior to October 1, 2006, Interpool was a related party when it owned 50% of the Company’s outstanding common stock and was represented on CAI’s board of directors. During the years ended December 31, 2004 and 2005, and nine-months ended September 30, 2006, the Company earned management fee revenue of $1.8 million, $2.0 million, and $0.7 million, respectively, for managing containers in Interpool’s fleet. In 2004, Interpool paid the Company $2.0 million to reconcile revenue

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

attributable to the containers we managed for Interpool as compared to our owned fleet. The Company recognized the payment received with the resolution of this matter as lease revenue attributable to the Company’s owned containers.

During the years ended December 31, 2004 and 2005, and nine-months ended September 30, 2006, the Company earned agency fees of $120,000, $120,000, and $50,000 respectively, for managing Interpool’s Japan fleet and $50,000, $100,000, and $17,000, respectively, for billing and collection fees.

As of December 31, 2005, the Company had subordinated debt due to Interpool of $16.8 million. In addition, at December 31, 2005, the Company had amounts due to Interpool of $6.8 million related to managed fleet activities and accounts receivable of $70,000, included in related party receivable. The subordinated debt was paid off on October 2, 2006 in conjunction with the Company’s repurchase of 10,584,000 shares of CAI’s common stock then owned by Interpool (see Note 3). Interpool ceased being a related party when the repurchase agreement was signed on October 1, 2006.

As of December 31, 2005 and 2006, two Company executives owed a total of $128,000 to the Company for golf membership for both years. These amounts bear no interest or due dates and are included in related party accounts receivable.

During 1998, the Company made loans of $0.9 million to three employees of the Company for the purchase of Series A cumulative redeemable convertible preferred stock. The fixed interest rate on these loans is 10.5%. As of December 31, 2005 and 2006, $0.6 million of principal and $0.5 million and $0.6 million, respectively, of cumulative interest related to these loans, recognized in conjunction with the treatment of the preferred stock purchased with a note as a stock option, was owed to the Company. The loans are shown as a deduction from the Series A cumulative redeemable convertible preferred stock presented in temporary equity. Payment of principal shall be due on the earlier to occur of (i) the conversion of the Series A cumulative redeemable convertible preferred stock securing these loans; or (ii) the redemption by the Company of the Series A cumulative redeemable convertible preferred stock securing these loans. (Please see note 10 for further details).

(10)	Preferred Stock

In May 1998, Series A cumulative redeemable convertible preferred stock was issued to certain employees (the Preferred Stockholders) as part of the Company’s Executive Management Incentive Program (note 18). Dividends accrue on the preferred stock at 10.5% per annum but are not payable until declared by the board of directors. No dividends have been declared or paid as of December 31, 2006. The preferred stock is redeemable, at the sole option of the Company, at any time following the first to occur of (i) the date any Preferred Stockholder ceases to be an employee of the Company for any reason, or (ii) May 15, 2008. The redemption price for the preferred shares is the greater of the original issue price of the preferred shares, plus accrued and unpaid dividends, or the book value of the common stock that the preferred stock would be convertible into. A liquidity event is defined as an initial public offering (IPO) of the Company’s common stock, or as a sale of a majority of the common stock or assets of the Company, to a person or persons other than the Executive Chairman or Interpool. At the time a liquidity event occurs, the preferred stock is convertible into an equal number of shares of the Company’s common stock.

If the common stock of the Company owned by Mr. Ogawa (the Executive Chairman of the Company) is sold in one or a series of related transactions (a Partial Sale) each Preferred Stockholder shall have a

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

“put” redemption right and the Company shall have a “call” redemption right for the Preferred Stock, each exercisable within 15 days of the Partial Sale. The put/call shall be for the fair market value of the common stock into which the Preferred Stock would be converted if a liquidity event occurred. The put/call price may be paid (in the discretion of the Company) either in cash or in the type of consideration received by Mr. Ogawa under the Partial Sale. On February 16, 2007, Mr. Ogawa sold 1,691,760 of his 10,584,000 shares of the Company’s common stock to DBJ Value Up Fund (“DBJ”), representing approximately 14.96% beneficial ownership in the Company, after giving effect to the conversion of the Series A cumulative redeemable convertible preferred stock into common stock. The sale of the common stock to DBJ is considered a Partial Sale; however, there was no exercise of the put/call option by either party.

As of all periods presented, the Company believes that the event that triggers the put right is probable of occurring. As redemption is considered probable, the Preferred Stock is accreted to its redemption value. The redemption value is based on fair value and, as such, the Preferred Stock is accreted to fair value at each reporting date. Considerable judgment is required to determine the fair value of our Preferred Stock as, to date, there has been no public market on which our preferred stock or common stock trades. We estimate the fair value of our Preferred Stock by using a combination of the income and market approaches. In determining the fair value of the Preferred Stock, we are required to make estimates of future operating trends and resulting cash flows and judgments on discount rates. In certain time periods where an arm’s length sale of a material number of shares occurs, such as occurred on the date of the Interpool transaction on October 1, 2006, we will take into account the fair value of the Common Stock represented in the transaction and adjust the value of the Preferred Stock accordingly. The accretion was $0.6 million and $0.7 million for the years ended December 31, 2004 and 2005, respectively. For the nine months ended September 30, 2006 there was a decretion of $1.5 million resulting from a revised estimate of the fair value of the Preferred Stock at the time of the Interpool transaction on October 1, 2006.

(11)	Stockholders’ Equity

Prior to October 1, 2006, the Company had two principal stockholders, each of whom beneficially owned 50.0% of the Company’s outstanding common stock. These shareholders were the Company’s founder and then Chief Executive Officer (now Executive Chairman), Hiromitsu Ogawa and Interpool. On October 1, 2006, the Company repurchased 10,584,000 shares, or 50.0% of its outstanding common stock, held by Interpool for $77.5 million. The repurchase resulted in an increase in the percentage of common stock held by the Company’s Executive Chairman, Hiromitsu Ogawa, from 50.0% to 100.0% (see Note 3). Also see note 10 regarding the sale of common stock from Mr. Ogawa to DBJ.

(12)	401(k) Plan

The Company established a 401(k) plan in January 1995 for certain eligible employees. Company contributions to this plan are entirely at the Company’s discretion. There was no contribution made in 2004 or 2005. During 2006, the Company made a one-time contribution of $53,000 to the plan.

(13)	Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for the bank debt approximates fair value because the underlying instruments are at variable rates that reprice frequently. The fair value of the subordinated note payable is not determinable. The fair value of the subordinated convertible note approximates fair value.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

(14)	Commitments and Contingencies

CAI utilizes certain office facilities and office equipment under noncancelable operating lease agreements which generally have original terms of up to five years. The Company has 6,500 20-foot equivalent units (TEUs) of containers under noncancelable operating leases at December 31, 2006.

Future minimum lease payments required under noncancelable operating leases having an original term of more than one year as of December 31, 2006 are as follows (in thousands):

	Office facilities and equipment	Container equipment
Year ending December 31:
2007	$991	$1,474
2008	847	103
2009	697	—
2010	546	—
2011 and thereafter	—	—

	$3,081	$1,577

In addition to operating leases, the Company also has a capital lease obligation on containers with $525,000 due in 2007 and $31,000 due in 2008.

Office facility expense for the years ended December 31, 2004, 2005 and the nine months ended September 30, 2006 and the three months ended December 31, 2006, was $0.8 million, $1.0 million, $0.7 million and $0.2 million, respectively, which is included in marketing, general and administrative expense in the statements of income.

As of December 31, 2005 and 2006, the Company has one outstanding letter of credit of $0.3 million that guarantees the Company’s obligations under certain operating lease agreements.

In the ordinary course of business, the Company executes contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as an assignment and assumption agreement. These indemnifications might include claims related to tax matters, governmental regulations, and contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third-party claim. The Company regularly evaluates the probability of having to incur costs associated with these indemnifications and as of December 31, 2006 there were no claims outstanding under such indemnifications nor does the Company believe any future claims are probable of occurring.

The Company has not provided any guarantees to any container investors.

We entered into an employment agreement with Mr. Ogawa effective November 1, 2006 in connection with his position as our Executive Chairman. The employment agreement is for a term of two years from the effective date of this offering, unless the agreement is terminated earlier for death, disability, company insolvency, “cause” or “good reason.” In addition, Mr. Ogawa may terminate the agreement with 30 days’ notice anytime after the one-year anniversary of the effective date of this offering.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

Mr. Ogawa is entitled to receive non-equity incentive plan compensation up to 100% of his salary if we achieve certain percentages of our budgeted pretax profit in a specific fiscal year.

We entered into an employment agreement with Mr. Nishibori effective November 1, 2006 in connection with his position as our President and Chief Executive Officer. The employment agreement is effective until October 31, 2008 and automatically renews for additional two-year periods, unless the agreement is terminated earlier by us for death, disability, company insolvency or “cause,” by Mr. Nishibori for “good reason” or by either party with at least 90 days’ written notice prior to the end of the term. As long as the convertible subordinated note held by Interpool is outstanding, Mr. Nishibori will be entitled to receive a cash bonus of up to 40% of his salary if we achieve certain percentages of our budgeted pretax profit in a specific fiscal year. If the Interpool note is repaid, Mr. Nishibori will be entitled to receive a cash bonus of up to 100% of his salary if we achieve certain percentages of our budgeted pretax profit in a specific fiscal year.

We entered into an employment agreement with Mr. Garcia effective November 1, 2006 in connection with his position as our Senior Vice President and Chief Financial Officer. The employment agreement is effective until October 31, 2009 and automatically renews for additional two-year periods, unless the agreement is terminated earlier by us for death, disability, company insolvency or “cause,” by Mr. Garcia for “good reason” or by either party with at least 90 days written notice prior to the end of the term. In addition to being eligible for discretionary cash bonuses, Mr. Garcia’s employment agreement provides that upon completion of an equity offering, Mr. Garcia will receive a cash bonus of up to $100,000 on November 1, 2007 and on each of the following three anniversaries of that date, so long as he remains employed by the Company on such dates. Mr. Garcia may also become entitled to an annual cash bonus of up to 40.0% of his base salary. This bonus is tied, in part, to the achievement of the Company’s annual earnings goals.

(15)	Segment Information

The Company operates in one industry segment, container leasing, but has two reportable business segments; container leasing and container management.

The container leasing segment derives its revenue via the ownership and leasing of containers to container shipping lines.

The container management segment derives its revenue from management fees earned from portfolios of containers and associated leases which are managed on behalf of container investors. It also derives revenue from the sale of containers, previously owned by the Company, to container investors who in turn enter into management agreements with the Company.

There are no inter-segment revenues.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

The following tables show segment information for the Successor for the quarter ended December 31, 2006, and for the predecessor Company for the nine months ended September 30, 2006, and for the years ended December 31, 2005 and 2004 respectively, reconciled to the Company’s income before taxes as shown in its consolidated statements of income (in thousands). The Company makes its management decisions based on pre tax income, and as such does not allocate income tax expense/benefit to its segments. Also, stock-based compensation is not associated with the relative performance of the segments, and as such has been classified as an unallocated expense:

Successor	Three Months Ended December 31, 2006
	Container Leasing	Container Management	Unallocated	Total
Container rental revenue	$9,383	$—	$—	$9,383
Management fee revenue	—	3,569	—	3,569
Gain on sale of container portfolios	—	5,392	—	5,392
Finance lease income	267	—	—	267

Total revenue	9,650	8,961	—	18,611

Depreciation of container rental equipment	2,360	—	—	2,360
Amortization of intangible assets	127	180	—	307
Impairment of container rental equipment	81	—	—	81
Gain on disposition of used container equipment	(747)	—	—	(747)
Equipment rental expense	395	—	—	395
Storage, handling and other expenses	779	—	—	779
Marketing, general and administrative expenses	1,004	2,385	—	3,389

Total operating expenses	3,999	2,565	—	6,564

Interest expense	3,715	—	—	3,715
Interest income	—	—	(20)	(20)

Net interest expense	3,715	—	(20)	3,695
Income before income taxes	1,936	6,396	20	8,352
Income tax expense	—	—	3,119	3,119

Net income (loss)	$1,936	$6,396	$(3,099)	$5,233

Total assets	$217,693	$65,307	$—	$283,000

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

Predecessor	Nine Months Ended September 30, 2006
	Container Leasing	Container Management	Unallocated	Total
Container rental revenue	$24,228	$—	$—	$24,228
Management fee revenue	—	8,530	—	8,530
Gain on sale of container portfolios	—	8,365	—	8,365
Finance lease income	927	—	—	927

Total revenue	25,155	16,895	—	42,050

Depreciation of container rental equipment	9,653	—	—	9,653
Impairment of container rental equipment	270	—	—	270
Gain on disposition of used container equipment	(804)	—	—	(804)
Equipment rental expense	1,187	—	—	1,187
Storage, handling and other expenses	2,411	—	—	2,411
Marketing, general and administrative expenses	2,438	6,529	—	8,967

Total operating expenses	15,155	6,529	—	21,684

Interest expense	4,183	—	—	4,183
Interest income	—	—	(37)	(37)

Net interest expense	4,183	—	(37)	4,146
Income before income taxes	5,817	10,366	37	16,220
Income tax expense	—	—	5,856	5,856

Net income (loss)	$5,817	$10,366	$(5,819)	$10,364

Total assets	$181,692	$25,942	$—	$207,634

	Year ended December 31, 2005
	Container leasing	Container management	Unallocated	Total
Container rental revenue	$39,614	$—	$—	$39,614
Management fee revenue	—	11,230	—	11,230
Gain on sale of container portfolios	—	9,913	—	9,913
Finance lease income	829	—	—	829

Total revenue	40,443	21,143	—	61,586

Depreciation of container rental equipment	14,764	—	—	14,764
Impairment of container rental equipment	572	—	—	572
Gain on disposition of used container equipment	(1,166)	—	—	(1,166)
Equipment rental expense	6,875	—	—	6,875
Storage, handling and other expenses	3,853	—	—	3,853
Marketing, general and administrative expenses	3,466	7,287	1,798	12,551

Total operating expenses	28,364	7,287	1,798	37,449

Interest expense	7,798	—	—	7,798
Interest income	—	—	(27)	(27)

Net interest expense	7,798	—	(27)	7,771

Income (loss) before income taxes	4,281	13,856	(1,771)	16,366
Income tax expense	—	—	6,377	6,377

Net income (loss)	$4,281	$13,856	$(8,148)	$9,989

Total assets	$164,452	$16,209	$—	$180,661

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

	Year ended December 31, 2004
	Container leasing	Container management	Unallocated	Total
Container rental revenue	$45,855	$—	$—	$45,855
Management fee revenue	—	6,809	—	6,809
Gain on sale of container portfolios	—	13,420	—	13,420
Finance lease income	602	—	—	602

Total revenue	46,457	20,229	—	66,686

Depreciation of container rental equipment	15,545	—	—	15,545
Impairment of container rental equipment	275	—	—	275
Gain on disposition of used container equipment	(718)	—	—	(718)
Equipment rental expense	10,636	—	—	10,636
Storage, handling and other expenses	6,164	—	—	6,164
Marketing, general and administrative expenses	3,824	6,352	1,607	11,783

Total operating expenses	35,726	6,352	1,607	43,685

Interest expense	7,651	—	—	7,651
Interest income	—	—	(28)	(28)

Net interest expense	7,651	—	(28)	7,623

Income (loss) before income taxes	3,080	13,877	(1,579)	15,378
Income tax expense	—	—	6,149	6,149

Net income (loss)	$3,080	$13,877	$(7,728)	$9,229

Total assets	$164,509	$17,449	$—	$181,958

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(16)	Credit Concentration

The container leases and trade receivables subject the Company to potential credit risk. The Company extends credit to its container lessees based upon an evaluation of the container lessee’s financial condition and credit history. No single container lessee in any of the years represented greater than 10% of total revenue.

In our container management segment, for years ended 2004 and 2005, one container investor represented 16.1% and 10.2% of our total revenue, respectively. For the nine months ended September 30, 2006, two container investors represented 12.7% and 10.1%, respectively, of total revenue and for the three months ended December 31, 2006 two customers represented 18.2% and 12.9%, respectively, of total revenue.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

(17)	Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock; however, potential common equivalent shares are excluded if their effect is anti-dilutive.

The following table sets forth the reconciliation of basic and diluted net income per share for the predecessor Company for the years ended December 31, 2004 and 2005, and the nine months ended September 30, 2006 and for the successor Company for the three months ended December 31, 2006 (in thousands, except per share data). Diluted net income per share assumes conversion of convertible subordinated note payable and preferred stock purchased with cash to common stock using the “if-converted” method and the treasury stock method for preferred shares purchased with notes and accounted for as stock options:

	Predecessor			Successor
	Year Ended December 31,		January 1, 2006 through September 30, 2006	October 1, 2006 through December 31, 2006
	2004	2005
Numerator:
Net income available to common stockholders used in calculation of basic earnings per share	$8,588	$9,276	$11,828	$5,227
Interest expense on $37.5 million convertible note, net of tax	—	—	—	689
Accretion (decretion) of preferred stock	—	—	(1,464)	6

Net income used in calculation of diluted earnings per share	$8,588	$9,276	$10,364	$5,922

Denominator:
Weighted average shares used in the calculation of basic earnings per share	21,168	21,168	21,168	10,584
Effect of dilutive securities:
$37.5 million convertible note	—	—	—	5,121
Convertible preferred stock	—	—	567	565

Weighted average shares used in the calculation of diluted earnings per share	21,168	21,168	21,735	16,270

Net income per share:
Basic	$0.41	$0.44	$0.56	$0.49
Diluted	0.41	0.44	0.48	0.36

In 2005 and 2004, 617,402 and 570,396 shares, respectively, of potential common stock and the add-back of $641,000 and $713,000 of accretion of preferred stock for years ended December 31, 2005

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2006 and 2005

and 2004, respectively, were excluded from the diluted net income per share calculation above because their effect would have been anti-dilutive.

(18)	Executive Management Incentive Program

In May 1998, the Company issued options to certain key employees to purchase Series A cumulative preferred stock as part of the Company’s Executive Management Incentive Program (the Program). The options had a term of five years and an exercise price of $1.18 per share and were exercised in June 1998. The options were fully vested at the time of grant. At the time of grant, the exercise price was estimated to be equal to the fair value of the shares.

In connection with the Program, CAI made loans to the key employees of the Company receiving the preferred stock options to help finance the exercise of the preferred stock options. In addition to the loans, the employees also invested their own cash to finance a portion of the preferred stock purchase. The interest rate on the loans of 10.5% (fixed) was equal to the cumulative dividend rate on the preferred stock. Under the terms of the Program, the interest on the loans is not due until the principal is repaid and there is no maturity date for the loans. The dividend on the preferred stock accumulates each year but is payable only upon declaration by the board of directors and to date no dividends have been paid.

Under the provisions of APB 25, Accounting for Stock Issued to Employees, and related interpretations, the loan arrangement is deemed to be nonsubstantive and the overall arrangement is deemed to be a stock option subject to variable accounting. As such, the Company is required to estimate the change in the fair value of the preferred stock and to record compensation expense each period based on the intrinsic value of the award until a measurement date occurs. In measuring intrinsic value, the exercise price is calculated as the principal due on the note plus cumulative interest. Stock-based compensation cost of $1.6 million and $1.8 million has been recorded by the Company in the years ended December 31, 2004 and 2005, respectively. As discussed in note 2 (m) upon adoption of SFAS 123(R) stock compensation expense ended for the preferred shares issued under the Program.

CAI INTERNATIONAL, INC.

Schedule II

Valuation Accounts

	Valuation Accounts (in thousands)		Recovery	Deductions	Balance at End of Period
	Balance at Beginning of period	Additions Charged to Expense
Predecessor
December 31, 2004
Accounts receivable, allowance for doubtful accounts	1,918	695	—	—	2,613

December 31, 2005
Accounts receivable, allowance for doubtful accounts	2,613	771	—	(622)	2,762

September 30, 2006
Accounts receivable, allowance for doubtful accounts	2,762	383	—	(912)	2,233

Successor
October 1 to December 31, 2006
Accounts receivable, allowance for doubtful accounts	$2,233	110	—	(1,298)	1,045
December 31, 2006 to March 31, 2007 (unaudited)
Accounts receivable, allowance for doubtful accounts	1,045	211	—	—	1,256

CAI INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share information)

ASSETS	December 31, 2006	March 31, 2007
	(UNAUDITED)
Cash	$20,359	$7,775
Accounts receivable (owned fleet), net of allowance for doubtful accounts of $1,045 and $1,256 at December 31, 2006 and March 31, 2007, respectively	7,731	7,178
Accounts receivable (managed fleet)	24,061	25,103
Related party receivables	128	44
Current portion of direct finance leases	2,248	3,556
Deposits, prepayments and other assets	4,077	5,604
Deferred tax assets	915	915

Total current assets	59,519	50,175

Container rental equipment, net of accumulated depreciation of $93,633 and $91,157 at December 31, 2006 and March 31, 2007, respectively	161,353	171,144
Net investment in direct finance leases	4,329	4,857
Furniture, fixtures and equipment, net of accumulated depreciation of $290 and $323 at December 31, 2006 and March 31, 2007, respectively	459	469
Intangible assets, net of accumulated amortization of $307 and $ 615 at December 31, 2006 and March 31, 2007, respectively	7,093	6,865
Goodwill	50,247	50,247

Total assets	$283,000	$283,757

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Accounts payable	$3,585	$3,185
Accrued expenses and other current liabilities	15,276	9,462
Due to container investors	21,650	20,465
Unearned revenue	740	747
Current portion of long-term debt	5,000	5,000
Current portion of capital lease obligation	525	292
Rental equipment payable	30,788	32,959

Total current liabilities	77,564	72,110

Revolving line of credit	97,000	101,000
Term loan	13,750	12,500
Subordinated convertible note payable	37,500	37,500
Deferred income tax liability	24,500	24,372
Capital lease obligation	31	—

Total liabilities	250,345	247,482

Cumulative redeemable convertible preferred stock:
Series A 10.5% cumulative redeemable convertible preferred stock, no par value. Aggregate liquidation value $1,531 and $1,643 at December 31, 2006 and March 31, 2007, respectively. Authorized 1,113,840 shares; issued and outstanding 724,920 shares at December 31, 2006 and March 31, 2007	6,072	11,660
Note receivable on preferred stock	(1,172)	(1,188)

	4,900	10,472

Stockholders’ equity:
Common stock, no par value. Authorized 84,000,000 shares; issued and outstanding 10,584,000 shares at December 31, 2006 and March 31, 2007	1,260	1,260
Accumulated other comprehensive income	95	103
Retained earnings	26,400	24,440

Total stockholders’ equity	27,755	25,803

Total liabilities and stockholders’ equity	$283,000	$283,757

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Predecessor	Successor
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
	(UNAUDITED)
Revenue:
Container rental revenue	$8,062	$7,880
Management fee revenue	2,574	3,419
Gain on sale of container portfolios	1,932	2,895
Finance lease income	307	319

Total revenue	12,875	14,513

Operating expenses:
Depreciation of container rental equipment	3,367	1,690
Amortization of intangible assets	—	308
Impairment of container rental equipment	237	119
Gain on disposition of used container equipment	(147)	(1,005)
Equipment rental expense	396	395
Storage, handling and other expenses	667	671
Marketing, general and administrative expenses	3,349	3,302

Total operating expenses	7,869	5,480

Operating income	5,006	9,033

Interest expense	1,605	3,239
Interest income	(9)	(9)

Net interest expense	1,596	3,230

Income before income taxes	3,410	5,803
Income tax expense	1,231	2,191

Net income	2,179	3,612
Decretion/(accretion) of preferred stock	488	(5,572)

Net Income (loss) available to common stockholders	$2,667	$(1,960)

Net income (loss) per share:
Basic	$0.13	$(0.19)
Diluted	$0.10	$(0.19)
Weighted average shares outstanding:
Basic	21,168	10,584
Diluted	21,772	10,584

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Predecessor	Successor
	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
	(UNAUDITED)
Cash flows from operating activities:
Net income	$2,179	$3,612
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,392	1,725
Amortization of debt issuance costs	107	113
Amortization of intangible assets	—	308
Impairment of container rental equipment	237	119
Gain on sale of container portfolios	(1,932)	(2,895)
Gain on disposition of used container equipment	(147)	(1,005)
Deferred income taxes	2	(128)
Provision for doubtful accounts	113	211
Changes in other operating assets and liabilities:
Accounts receivable	310	(700)
Related party accounts receivable	(31)	84
Deposits, prepayments and other assets	1,614	(1,721)
Accounts payable and accrued expenses	1,196	(6,478)
Due to container investors	186	(1,185)
Unearned revenue	(54)	7
Amounts due to affiliate	(271)	—

Net cash provided by (used in) operating activities	6,901	(7,933)

Cash flows from investing activities:
Purchase of containers	(10,754)	(37,215)
Net proceeds from sale of container portfolios	17,018	24,908
Net proceeds from disposition of used container equipment	2,668	4,116
Purchase of furniture, fixtures and equipment	(12)	(44)
Receipt of principal payments from direct financing leases	1,108	826

Net cash provided by (used in) investing activities	10,028	(7,409)

Cash flows from financing activities:
Proceeds from bank debt	6,000	26,000
Principal payments made on bank debt	(19,000)	(23,250)
Principal payments made on subordinated note payable	(1,683)	—

Net cash (used in) provided by financing activities	(14,683)	2,750
Effect on cash of foreign currency translation	(14)	8

Net increase (decrease) in cash	2,232	(12,584)
Cash at beginning of the period	7,573	20,359

Cash at end of the period	$9,805	$7,775

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$26	$9,515
Interest	2,047	2,924

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007 and 2006

(1)	The Company and Nature of Operations

CAI International, Inc. (CAI or the Company) was originally incorporated under the name Container Applications International, Inc. in the state of Nevada on August 3, 1989. On February 2, 2007, the Company was reincorporated under its present name in the state of Delaware. The Company operates in the international intermodal marine cargo container leasing business. Within this single industry sector, the Company generates revenue from two reportable segments: container leasing and container management. The container leasing segment specializes primarily in the ownership and leasing of intermodal dry freight standard containers, while the container management segment manages containers for container investors. The Company leases its containers principally to international container shipping lines located throughout the world. The Company sells containers primarily to investor groups and provides management services to those investors in return for a management fee.

On January 4, 2007, the Company invested approximately $400,000 in cash for an 80% interest in CAIJ, an entity incorporated in Japan to facilitate the structuring and arrangement of container fund investments in Japan.

On April 23, 2007, the Company’s board of directors approved a 420:1 stock split to be granted to stockholders of record at that date. All share and per share data in the consolidated financial statements have been adjusted to reflect the stock split.

The Company’s headquarters are located in San Francisco, California.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting and Principles of Consolidation

The Company utilizes the accrual method of accounting.

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries: Container Applications International Corporation—Tokyo (CAI TK), Container Applications International (U.K.) Ltd., Sky Container Trading, Ltd., Sky Domestic Container Leasing, Ltd. and Container Applications International Corporation—Malaysia; and our 80% owned subsidiary, CAIJ. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2005 and 2006.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly our financial position as of March 31, 2007, and the results of our operations and cash flows for the three- month periods ended March 31, 2006 and 2007. The results of operations and cash flows for the three- month periods ended March 31, 2006 and 2007, are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of 2007.

Prior to October 1, 2006, the Company had two principal stockholders, each of whom beneficially owned 50.0% of the Company’s outstanding common stock. These stockholders were the Company’s founder and then Chief Executive Officer (now Executive Chairman), Hiromitsu Ogawa and Interpool Inc. (Interpool). On October 1, 2006, the Company repurchased 10,584,000 shares, or 50.0% of its outstanding common stock, held by Interpool for $77.5 million (the “Interpool Transaction”). The Company paid Interpool $40.0 million in cash and issued a convertible subordinated promissory note for

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

the $37.5 million balance. The repurchase resulted in an increase in the percentage of common stock held by Mr. Ogawa, from 50.0% to 100.0%. In connection with the Interpool Transaction the Company applied pushdown accounting in accordance with Staff Accounting Bulletin No. 54 (SAB No. 54) and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). Accordingly, the Company valued its assets and liabilities as of October 1, 2006 and recognized goodwill of $50.2 million and intangible assets of $7.4 million as a result of such valuation (see Notes 3 and 4). Due to the application of pushdown accounting and step acquisition accounting in the Company’s financial statements, the Company’s financial condition and results of operations after October 1, 2006 will not be comparable in some respects to the Company’s financial condition and results of operations reflected in the Company’s historical financial statements as of dates or for periods ended prior to October 1, 2006. The consolidated balance sheet and consolidated statement of income and cash flows prior to October 1, 2006, the period ended March 31, 2006 presented herein, refer to the Predecessor company and this period is referred to as the pre-repurchase period, while the consolidated balance sheets and consolidated statements of income and cash flows on and subsequent to October 1, 2006, the balance sheets as of December 31, 2006 and March 31, 2007 and period ended March 31, 2007 refer to the Successor company and the period is referred to as the post-repurchase period. A black line has been drawn between the accompanying financial statements to distinguish between the pre-repurchase and post-repurchase periods.

(b)	Use of Estimates

Certain estimates and assumptions were made by the Company’s management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include revenue recognition, the carrying amount of container equipment, the residual values and lives of container equipment, impairment of goodwill and intangible assets, the valuation of the cumulative redeemable preferred stock for accretion purposes and valuation allowances for receivables. Actual results could differ from those estimates.

(c)	Container Rental Equipment

Prior to October 1, 2006, the Company depreciated container rental equipment over an estimated useful life of 12.5 years (using the straight-line method) to fixed residual values of $645 for 20’, $795 for 40’ and $805 for 40’ high cubes. For the period starting October 1, 2006 and thereafter, the Company revised its estimate of residual values to $850 for 20’, $950 for 40’ and $1,000 for 40’ high cubes. The change in residual value was a primary reason for the reduction of $1.7 million in the Company’s depreciation expense for the three months ended March 31, 2007 compared to the same period in the prior year. The estimated life of the containers remained unchanged at 12.5 years. Management’s decision to change the residual values of container equipment is based on higher sales prices of older used containers over the past three years and expectation of similar values in future periods. The Company will reassess its estimate of residual value and useful life of containers in the future for possible adjustments to those estimates.

The estimated useful life for all other containers remains at 15 years with a residual value of 15% of their original cost.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

(d)	Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company’s container rental equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

For the quarters ended March 31, 2006 and 2007, the Company recorded impairment losses of $237,000 and $119,000, respectively, on container rental equipment identified for sale.

(e)	Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination accounted for using the purchase method. Goodwill acquired in a purchase business combination is not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. On October 1, 2006, the Company recorded goodwill of $50.2 million and intangible assets of $7.4 million resulting from the application of push down accounting under SFAS No. 141 in connection with the Company’s repurchase of its common shares of stock held by Interpool (see Note 3). The purchase price for the incremental ownership the Company acquired from Interpool was based on forecasts and assumptions made on our future cash flows. Management has determined that the Company is comprised of two reporting units, container leasing and container management, and has allocated $13.8 million and $36.4 million of goodwill, respectively, to each segment. The allocation of the purchase price is based on the expected future cash flow contribution of each segment and goodwill for each reporting unit was determined as the difference between the allocated purchase price and the fair value of the net assets of each reporting unit. Intangible assets allocated to the container leasing and container management reporting units, net of accumulated amortization, are $2.4 million and $4.5 million, respectively, as of March 31, 2007. Intangible assets have been allocated either directly to the relevant unit or on the expected future cash flow contribution of each segment.

Impairment of goodwill is tested at the reporting unit level annually or more frequently if an event or circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that would suggest a possible impairment include, but are not limited to, material customer losses, an adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss in key personnel.

The impairment test is conducted by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. We perform the annual goodwill impairment test using a combination of the market and income approaches. If the carrying amount of a reporting unit exceeds its fair value, an indication of goodwill impairment exists and a second step is performed to measure the amount of impairment loss, if any. In the application of the impairment testing, we are required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. If goodwill

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

is impaired we will record an impairment charge, which will result in a decrease in net income or an increase in net loss.

Although management currently believes that the estimates used in the evaluation of goodwill and other intangibles are reasonable, differences between actual and expected revenue, operating results and cash flow could cause these assets to be deemed impaired. If impairment were to occur, the Company would be required to charge to earnings the amount of the write-down in the value of such assets.

Intangible assets with definite useful lives are amortized over their estimated useful lives. The Company currently amortizes intangible assets on a straight-line basis over their estimated useful lives as follows:

Trademarks	10 years
Software	3 years
Contracts—third party	7 years
Contracts—owned equipment	5 years

(f)	Income Taxes

Income taxes are accounted for using the asset-and-liability method as specified under SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when it is more likely than not that deferred tax assets will not be recovered.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. On January 1, 2007, the Company adopted FIN 48. The implementation of FIN 48 neither resulted in additional tax expense for the quarter ended March 31, 2007 nor did it result in a cumulative adjustment to retained earnings.

(g)	Revenue Recognition

The Company provides a range of services to its customers incorporating rental, sale and management of container equipment. Revenue for all forms of service is recognized when earned following the guidelines of SFAS No. 13, Accounting for Leases and Staff Accounting Bulletin No. 104 (SAB 104).

Container Rental Revenue

Container rental revenue arises from renting containers owned by the Company to various shipping lines. Rental agreements are either leases with a fixed term of between one and eight years or short-term master lease agreements where there is no term and the equipment can be returned at any time without

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

penalty. Revenue is recorded on an accruals basis for master lease agreements as these agreements have no fixed term. For long-term leases, revenue is recorded on a straight-line basis when earned according to the terms of the container rental contracts. These contracts are classified as operating leases. Early termination of the container rental contracts subjects the lessee to a penalty, which is included in container rental revenue upon such termination.

Included in container rental revenue is revenue consisting primarily of fees charged to the lessee for handling, delivery, repairs, and fees relating to the Company’s damage protection plan, which are recognized as earned.

Management Fee Revenue and Gain on Sale of Container Portfolios

In addition to renting containers, the Company sells leased container portfolios to investor groups. After the date of sale the Company generally manages the container assets sold to the investor group. As these are arrangements with multiple deliverables, the Company evaluates the arrangements under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) which addresses accounting for multiple element arrangements. The Company has determined that the two deliverables under the arrangements, the sale of the container and the management services, are separate units of accounting, thus revenue is recognized in accordance with SAB 104 for each unit.

The Company recognizes revenue from management fees earned under equipment management agreements as earned on a monthly basis. Management fees are typically a percentage of net operating income of each investor group’s fleet calculated on an accruals basis. Included in the Company’s balance sheet are accounts receivable from the managed fleet which are uncollected lease billings related to managed equipment. With the exception of containers managed under pooling agreements, all direct costs (storage, repairs, repositioning etc.) are charged to investors on a specific-identification basis or allocated basis. The Company’s financial statements include accounts payable and accruals of expenses related to managed equipment. The net amount of rentals billed less expenses payable and less management fees is recorded in amounts due to container investors or amounts due to affiliate on the balance sheet.

As described above, the Company periodically sells containers to container investors which are generally managed by the Company in return for a management fee. A gain is calculated as the excess of sales proceeds over the net book value of the containers sold. The proceeds from sale of these container portfolios were $17.0 million and $24.9 million for the three months ended March 31, 2006 and 2007, respectively.

(h)	Stock-Based Compensation

SFAS No. 123(R) Share Based Payment (SFAS 123(R)), establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123(R) requires all entities to adopt a fair-value-based method of accounting for stock-based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the employee service period, for grants issued after the Statement’s effective date. The effective date for the Company was January 1, 2006. No stock-based awards have been granted nor have any previously granted awards vested since the effective date and, consequently, no compensation expense has been recognized for the quarters ended March 31, 2006 and 2007.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

The Company has not made any equity awards to any of its employees, directors or other service providers since 1998. In 2007, the Company’s board of directors and its stockholders approved the 2007 Equity Incentive Plan (“Plan”) and reserved 721,980 shares of its common stock for issuance under the Plan. In connection with the proposed share offering, the Company intends to make restricted stock grants consisting of an aggregate of 36,876 shares of our common stock under the Plan to certain of its employees. These stock grants will be subject to vesting over three years. In addition, the Company intends to issue stock options exercisable for up to an aggregate of 546,120 shares of its common stock upon the determination of the initial public offering price for the Company by the underwriters. The stock options will vest over four years. The grant of equity awards under the Plan will result in additional recurring expenses.

(i)	Repairs and Maintenance

On September 8, 2006, the FASB posted the Staff Position AUG AIR-1 (FSP), Accounting for Planned Major Maintenance Activities. The FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines, and APB Opinion No. 28, Interim Financial Reporting. FSP AUG AIR-1 prohibits the use of accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006, and shall be applied retrospectively for all financial statements presented, unless impracticable to do so.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a damage protection plan (“DPP”) pursuant to which the lessee pays a monthly fee in exchange for not being charged for certain damages at the end of the lease term. For containers not subject to a DPP, historically, we have accrued for repairs once we have made the decision to repair the container, which is made in advance of us incurring the repair obligation. For containers covered by a DPP, we historically accounted for periodic maintenance and repairs on an accrual basis.

We adopted FSP AUG AIR-1 effective January 1, 2007. Accordingly, we have retroactively adjusted our Consolidated Financial Statements to reflect the direct expense method of accounting for maintenance, a method permitted under this Staff Position. The effect of adopting this standard on the three months ended March 31, 2006 and 2007 was not material.

(j)	Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. This statement establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement retains the exchange price notion in earlier definitions of fair value. SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years with earlier application encouraged. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial position or results of operations.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115. Under this pronouncement, companies may elect to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. However, SFAS No. 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. This statement is effective for fiscal years that begin after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial position or results of operations.

(3)	Step Acquisition of CAI Common Stock Held by Interpool

On October 1, 2006, the Company repurchased 10,584,000 shares, or 50.0% of its outstanding common stock, held by Interpool for $77.5 million. The Company repurchased the shares to execute a management buyout of all common stock held by Interpool. The Company paid Interpool $40 million in cash and issued a new convertible subordinated promissory note for the $37.5 million balance (see Note 5(b)). In addition, the Company incurred $104,000 of expenses in connection with the repurchase.

Financing for the transaction was obtained from a line of credit and term loan facility provided by a group of banks under an amended agreement signed on September 29, 2006 (see Note (5(a)). On October 2, 2006, the Company borrowed the full $20.0 million under the term loan and an additional $23 million under the revolving line of credit. The proceeds were used to pay the $40.0 million cash portion of the repurchase of all our shares of common stock owned by Interpool and to repay the remaining $3.0 million balance on the outstanding subordinated note issued in April 1998 by the Company to Interpool.

As a result of the repurchase, the Company terminated the Operating and Administration Agreement with Interpool for all but 12,000 TEUs of containers at that time. The directors that had been appointed by Interpool also resigned from the Company’s board of directors. In addition Interpool’s warrant to purchase common stock was terminated.

The repurchase also resulted in an increase in the percentage of common stock held by the Company’s Executive Chairman, Hiromitsu Ogawa, from 50.0% to 100.0%. In connection with the Interpool transaction the Company has applied pushdown accounting in accordance with Staff Accounting Bulletin No. 54 (SAB No. 54) and accounted for the purchase as a step acquisition in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). The step acquisition and push down accounting resulted in an increase to the carrying value of container rental equipment of $334,000 and the recognition of $50.2 million of goodwill and $7.4 million of intangible assets. The book value of all other assets and liabilities approximated fair value. The purchase price was based on forecasts and assumptions made on our future cash flows and not on our net asset values on the closing date. Goodwill is the amount paid for the common stock above the fair value of tangible and intangible net assets in the transaction. Goodwill represents the estimated fair value of expected cash flows from subsequently acquired containers that we either (1) retain and lease to container lessees as part of our owned fleet; or (2) sell to container investors and manage on their behalf.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

(4)	Intangible Assets

The Company recognized intangible assets on October 1, 2006 in connection with its repurchase of its shares of common stock held by Interpool and amortizes them on a straight line basis over their estimated useful lives disclosed in Note 2(e). There were no significant changes to the gross amounts of intangible assets between December 31, 2006 and March 31, 2007. Intangible assets at March 31, 2007 are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$1,180	$(56)	$1,124
Software	500	(83)	417
Contracts—third party	3,650	(261)	3,389
Contracts—owned equipment	2,150	(215)	1,935

Total	$7,480	$(615)	$6,865

(5)	Long Term Debt

(a)	Senior Secured Credit Facility

The Company has a senior secured line of credit with a consortium of banks to finance the acquisition of containers and for general working capital purposes. Any amounts drawn on the facility are secured by all assets of the Company including the containers and the underlying leases thereon.

On September 29, 2006, the Company amended its senior secured credit facility provided by a group of banks to provide for a maximum total commitment amount of up to $190 million, consisting of a $20 million term loan facility and a $170 million revolving line of credit. On October 2, 2006, the Company borrowed the full $20 million under the term loan and an additional $23 million under the revolving line of credit. The proceeds were used to pay the $40.0 million cash portion of the repurchase of the 10,584,000 shares of common stock owned by Interpool and to repay the remaining $3.0 million balance on the outstanding subordinated note issued in April 1998 by the Company to Interpool.

The interest rates under the senior secured credit facility vary depending upon whether the loans are characterized as base rate loans or Eurodollar rate loans. At March 31, 2007 the interest rates were 7.32% for the revolving credit facility and 7.57% for the term loan. In addition, there is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The amended senior secured credit facility provides that swing line loans (up to $10.0 million in the aggregate) and standby letters of credit (up to $15.0 million in the aggregate) will be available to the Company. These sub-limits are part of, and not in addition to, the total commitment of $170 million under the revolving credit portion of the senior secured credit facility. As of March 31, 2007, the Company had $69.0 million in availability under the revolving credit facility provided there was sufficient collateral. The entire amount of the facility drawn at any time plus accrued interest and fees is callable on demand in the event of certain specified events of default. In addition to certain financial covenants, the credit facility requires the Company to obtain the consent of existing lenders prior to entering into future borrowings or paying dividends to stockholders.

As of March 31, 2007, the revolving line of credit and term loan had a balance of $101.0 million and $17.5 million, respectively, compared to $97.0 million and $18.8 million, respectively, at December 31,

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

2006. The term loan is payable in equal quarterly installments of $1.25 million commencing on December 29, 2006. Interest expense recorded relating to the amended senior secured credit facility (including term loan) for the quarter ended March 31, 2007 was $1.9 million. Interest expense relating to the prior senior secured credit facility for the quarter ended March 31, 2006 was $964,000.

The amended senior secured credit facility terminates September 30, 2010 and contains various financial and other covenants. As of March 31, 2007, the Company was in compliance with these covenants.

(b)	Subordinated Convertible Note Payable

On October 1, 2006, the Company issued a convertible subordinated promissory note for $37.5 million in connection with the Company’s repurchase of 10,584,000 shares, or 50.0% of its outstanding common stock, held by Interpool, for $77.5 million (see Note 3). The balance of $40.0 million was paid in cash. In addition, the Company paid the remaining $3.0 million balance of the outstanding subordinated note originally issued in April 1998 by the Company to Interpool.

Financing for the transaction was obtained from a line of credit and term loan facility provided by a group of banks under an amended agreement signed on September 29, 2006 (see preceding paragraph (a) above). The note matures on October 30, 2010 and bears an initial interest rate of 7.87% per annum for the 6-month period ending March 31, 2007. The interest rate increases by one percentage point (1.0%) after each subsequent six-month period until paid in full. The note provides Interpool with an option to convert the obligation into shares of the Company’s common stock at anytime after October 1, 2008, at the following conversion price:

a. At anytime prior to the fifteenth (15th) business day after the completion of an initial public offering by the Company, the conversion price shall be $7.32 per share of common stock or conversion of the $37.5 million note into 5,121,480 shares of our common stock.

b. At any time on or after the fifteenth (15th) business day after the completion of an initial public offering by the Company, the conversion price shall be $5.53 per share of common stock or conversion of the $37.5 million note into 6,785,520 shares of our common stock.

Interest expense relating to the convertible subordinated note for the quarter ended March 31, 2007 was $1.1 million. The note is subordinated to the Company’s $20.0 million term loan facility and $170.0 million revolving line of credit and is secured by a second priority lien on the Company’s assets. The agreement relating to the note contains various financial and other covenants. As of March 31, 2007, the Company was in compliance with these covenants.

(6)	Related Party Transactions

Prior to October 1, 2006, Interpool was a related party when it owned 50% of the Company’s outstanding common stock and was represented on CAI’s board of directors. Interpool ceased being a related party when the Company repurchased the 10,584,000 shares of CAI’s common stock then owned by Interpool (see Note 3) on October 1, 2006 and paid off its subordinated debt which then had a balance of $3.0 million on October 2, 2006. Prior to October 1, 2006, the Company earned management fees from this former related party based on a percentage of monthly aggregate net revenue from the container fleet that it managed for Interpool. For the first quarter ended March 31, 2006, the Company earned management fee revenue of $0.5 million from Interpool.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

As of December 31, 2006 and March 31, 2007, Company executives owed a total of $128,000 and $44,000, respectively, to the Company for golf memberships. These amounts bear no interest or due dates and were subsequently collected in full in April 2007.

During 1998, the Company made loans of $900,000 to three employees of the Company for the purchase of Series A cumulative redeemable convertible preferred stock. The fixed interest rate on these loans is 10.5%. As of December 31, 2006 and March 31, 2007, in aggregate these loans have a balance of $600,000 of principal and $600,000 of cumulative interest owed to the Company. The loans are shown as a deduction from the Series A cumulative redeemable convertible preferred stock presented in temporary equity. Payment of principal shall be due on the earlier to occur of (i) the conversion of the Series A cumulative redeemable convertible preferred stock securing these loans; or (ii) the redemption by the Company of the Series A cumulative redeemable convertible preferred stock securing these loans. (Please see Note 7 for further details).

(7)	Preferred Stock

In May 1998, Series A cumulative redeemable convertible preferred stock was issued to certain employees (the Preferred Stockholders) as part of the Company’s Executive Management Incentive Program. Dividends accrue on the preferred stock at 10.5% per annum but are not payable until declared by the board of directors. No dividends have been declared or paid as of March 31, 2007. The preferred stock is redeemable, at the sole option of the Company, at any time following the first to occur of (i) the date any Preferred Stockholder ceases to be an employee of the Company for any reason, or (ii) May 15, 2008. The redemption price for the preferred shares is the greater of the original issue price of the preferred shares, plus accrued and unpaid dividends, or the book value of the common stock that the preferred stock would be convertible into. A liquidity event is defined as an initial public offering (IPO) of the Company’s common stock, or as a sale of a majority of the common stock or assets of the Company, to a person or persons other than the Executive Chairman or Interpool. At the time a liquidity event occurs, the preferred stock is convertible into an equal number of shares of the Company’s common stock.

If the common stock of the Company owned by Mr. Ogawa (the Executive Chairman of the Company) is sold in one or a series of related transactions (a Partial Sale) each Preferred Stockholder shall have a “put” redemption right and the Company shall have a “call” redemption right for the Preferred Stock, each exercisable within 15 days of the Partial Sale. The put/call shall be for the fair market value of the common stock into which the Preferred Stock would be converted if a liquidity event occurred. The put/call price may be paid (in the discretion of the Company) either in cash or in the type of consideration received by Mr. Ogawa under the Partial Sale. On February 16, 2007, Mr. Ogawa sold 1,691,760 of his 10,584,000 shares of the Company’s common stock to DBJ Value Up Fund (“DBJ”), representing approximately 16.0% beneficial ownership in the Company. The sale of the common stock to DBJ is considered a Partial Sale; however, there was no exercise of the put/call option by either party.

As of all periods presented, the Company believes that the event that triggers the put right is probable of occurring. As redemption is considered probable, the Preferred Stock is accreted to its redemption value. The redemption value is based on fair value and, as such, the Preferred Stock is accreted to fair value at each reporting date. Considerable judgment is required to determine the fair value of our Preferred Stock as, to date, there has been no public market on which our preferred stock or common stock trades. The Company estimates the fair value of our Preferred Stock by using a combination of the income and

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

market approaches. In determining the fair value of the Preferred Stock, the Company estimates the future operating trends and resulting cash flows and judgments on discount rates. In certain time periods where an arm’s length sale of a material number of shares occurs, such as occurred on the date of the Interpool transaction on October 1, 2006, the Company will take into account the fair value of the Common Stock represented in the transaction and adjust the value of the Preferred Stock accordingly. The decretion for the quarter ended March 31, 2006 was $488,000 and the accretion for the quarter ended March 31, 2007 was $5.6 million.

In the three months ended March 31, 2007, the Company filed with the Securities and Exchange Commission the registration statement for an offering of its common stock and Mr. Ogawa negotiated and concluded a sale of approximately 14.9% of the Company’s common stock, after giving effect to the conversion of the Company’s Series A cumulative redeemable convertible preferred stock into common stock, to an entity affiliated with the Development Bank of Japan. In light of the initial indications of valuation provided to the Company by the underwriters prior to the initial filing of the registration statement and the price paid to Mr. Ogawa for his common stock, the Company determined that the per share value of its preferred stock at March 31, 2007 was equal to the assumed initial public offering price of $15.00, which is the mid-point of the initial public offering price range and accreted the preferred stock accordingly.

(8)	Commitments and Contingencies

The Company has commitments to purchase approximately $15.4 million of container equipment as of March 31, 2007.

(9)	Segment Information

The Company operates in one industry segment, container leasing, but has two reportable business segments; container leasing and container management.

The container leasing segment derives its revenue via the ownership and leasing of containers to container shipping lines.

The container management segment derives its revenue from management fees earned from portfolios of containers and associated leases which are managed on behalf of container investors. It also derives revenue from the sale of containers, previously owned by the Company, to container investors who in turn enter into management agreements with the Company.

There are no inter-segment revenues.

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

The following tables show condensed segment information for the Successor for the quarter ended March 31, 2007, and for the Predecessor for the three months ended March 31, 2006 reconciled to the Company’s income before taxes as shown in its consolidated statements of income (in thousands). The Company makes its management decisions based on pre tax income, and as such does not allocate income tax expense/benefit to its segments.

	Three Months Ended March 31, 2007
	Container Leasing	Container Management	Unallocated	Total
Successor
Container rental revenue	$7,880	$—	$—	$7,880
Management fee revenue	—	3,419	—	3,419
Gain on sale of container portfolios	—	2,895	—	2,895
Finance lease income	319	—	—	319

Total revenue	8,199	6,314	—	14,513
Depreciation of container rental equipment	1,690	—	—	1,690
Amortization of intangible assets	127	181	—	308
Impairment of container rental equipment	119	—	—	119
Gain on disposition of used container equipment	(1,005)	—	—	(1,005)
Equipment rental expense	395	—	—	395
Storage, handling and other expenses	671	—	—	671
Marketing, general and administrative expenses	943	2,359	—	3,302

Total operating expenses	2,940	2,540	—	5,480

Operating income	5,259	3,774	—	9,033
Interest expense	3,239	—	—	3,239
Interest income	—	—	(9)	(9)

Net interest expense	3,239	—	(9)	3,230

Income before income taxes	$2,020	3,774	9	5,803
Income tax expense	—	—	2,191	2,191

Net income	$2,020	$3,774	$(2,182)	$3,612

Total assets	$217,749	$66,008	$—	$283,757

Predecessor	Three Months Ended March 31, 2006
	Container Leasing	Container Management	Unallocated	Total
Container rental revenue	$8,062	$—	$—	$8,062
Management fee revenue	—	2,574	—	2,574
Gain on sale of container portfolios	—	1,932	—	1,932
Finance lease income	307		—	307

Total revenue	8,369	4,506	—	12,875
Depreciation of container rental equipment	3,367	—	—	3,367
Impairment of container rental equipment	237	—	—	237
Gain on disposition of used container equipment	(147)	—	—	(147)
Equipment rental expense	396	—	—	396
Storage, handling and other expenses	667	—	—	667
Marketing, general and administrative expenses	878	2,471	—	3,349

Total operating expenses	5,398	2,471	—	7,869

Operating income	2,971	2,035	—	5,006
Interest expense	1,605	—	—	1,605
Interest income	—	—	(9)	(9)

Net interest expense	1,605	—	(9)	1,596

Income before income taxes	1,366	2,035	9	3,410
Income tax expense	—	—	1,231	1,231

Net income	$1,366	$2,035	$(1,222)	$2,179

Total assets	$147,496	$15,689	$—	$163,185

CAI INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2007 and 2006

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue is denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(10)	Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock; however, potential common equivalent shares are excluded if their effect is anti-dilutive.

The following table sets forth the reconciliation of basic and diluted net income per share for the Predecessor and Successor for the quarters ended March 31, 2006 and 2007 (in thousands, except per share data). Diluted net income per share takes into account the potential conversion of a convertible subordinated note payable and preferred stock purchased with cash to common stock using the “if-converted” method and the treasury stock method for preferred shares purchased with notes and accounted for as stock options. The number of shares used in the denominator has been adjusted to reflect the stock split as if it occurred at the beginning of the periods presented.

	Predecessor	Successor
	Three Months Ended March 31,
`	2006	2007
Numerator:
Net income (loss) available to common stockholders used in calculation of basic earnings per share	$2,667	$(1,960)
Decretion of preferred stock	(488)	—

Net income used in calculation of diluted earnings per share	$2,179	$(1,960)

Denominator:
Weighted average shares used in the calculation of basic earnings per share	21,168	10,584
Effect of dilutive securities:
Convertible preferred stock	604	—

Weighted average shares used in the calculation of diluted earnings per share	21,772	10,584

Net income (loss) per share:
Basic	$0.13	$(0.19)
Diluted	0.10	(0.19)

The calculation of diluted earnings per share for the quarter ended March 31, 2007 excluded the add back of $5.6 million accretion of preferred stock and $687,000 in interest expense, net of tax related to the convertible subordinated note, in the numerator and 5,767,000 potential shares of common stock in the denominator because their effect would have been anti-dilutive.

5,800,000 Shares

CAI INTERNATIONAL, INC.

Common Stock

PROSPECTUS

Until                     , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Sole Bookrunner

William Blair & Company

Jefferies & Company

                     , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and The New York Stock Exchange listing fee.

SEC registration fee	$10,907
NASD filing fee	11,172
New York Stock Exchange listing fee	150,000
Accounting fees and expenses	700,000
Legal fees and expenses	1,250,000
Printing and engraving expenses	75,000
Transfer agent’s fees	12,000
Blue sky fees and expenses	30,000
Miscellaneous	60,921

Total	$2,300,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement reasonably incurred, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case or proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the DGCL). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (1) breaches of the duty of loyalty; (2) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (3) unlawful payments of dividends, stock purchases or redemptions; or (4) transactions from which a director derives an improper personal benefit. Our certificate of incorporation contains such a provision.

Our bylaws incorporate Section 145 of the DGCL, which provides that we will indemnify each director and officer against all claims and expenses resulting from the fact that such person was a director, officer, agent or employee of the registrant. A claimant is eligible for indemnification if the claimant (1) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the registrant; or (2) in the case of a criminal proceeding, had no reasonable cause to believe the claimant’s conduct was unlawful. This determination will be made by our disinterested directors, our stockholders or independent counsel in accordance with Section 145 of the DGCL.

Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

In addition, we have entered or, concurrently with this offering, may enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of CAI International, Inc. or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

There have been no sales of unregistered securities in the last three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	EXHIBITS

Exhibit No.	Description

*1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of CAI International, Inc.

3.2	Amended and Restated Bylaws of CAI International, Inc.

4.1	Form of Common Stock Certificate

5.1	Form of Opinion of Perkins Coie LLP

10.1	Amended and Restated Revolving Credit and Term Loan Agreement, dated September 29, 2006, among Container Applications International, Inc., the Lenders listed on Schedule 1 thereto, Bank of America, N.A., Banc of America Securities LLC, LaSalle Bank National Association and Union Bank of California, N.A.

‡10.2	Note Issuance Agreement, dated October 1, 2006, between Container Applications International, Inc. and Interpool, Inc.

‡10.3	Convertible Subordinated Secured Note, dated October 1, 2006, issued to Interpool, Inc.

**10.4	Employment Agreement, effective November 1, 2006, by and between CAI International, Inc. and Hiromitsu Ogawa

**10.5	Employment Agreement, effective November 1, 2006, by and between CAI International, Inc. and Masaaki (John) Nishibori

**10.6	Employment Agreement, effective November 1, 2006, by and between CAI International, Inc. and Victor M. Garcia

Exhibit No.	Description
**10.7	Amended and Restated Registration Rights Agreement, dated February 16, 2007, by and among CAI International, Inc., Hiromitsu Ogawa, Ogawa Family Trust dated 7/06/98, Ogawa Family Limited Partnership and DBJ Value Up Fund

10.8	Form of Indemnification Agreement between CAI International, Inc. and each of its current executive officers and directors

**10.9	Office Lease for One Embarcadero Center, dated July 27, 2005, between Container Applications International, Inc. and One Embarcadero Center Venture

10.10	2007 Equity Incentive Plan

**‡‡10.11	Second Management Agreement between Container Applications International, Inc. and P&R Equipment & Finance Corporation dated March 1, 1996

**‡‡10.12	Management Agreement between Container Applications International, Inc., P&R Equipment & Finance Corporation and Interpool Containers Limited dated March 14, 2006

10.13	Stock Purchase Agreement, dated February 16, 2007, by and among CAI International, Inc., Hiromitsu Ogawa and DBJ Value Up Fund

10.14	Voting Agreement, dated February 16, 2007, by and among CAI International, Inc., Hiromitsu Ogawa, and DBJ Value Up Fund

**21.1	Subsidiaries of CAI International, Inc.

23.1	Consent of KPMG LLP

23.2	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.3	Consent of Marvin Dennis

23.4	Consent of William Liebeck

23.5	Consent of Gary Sawka

**24.1	Powers of Attorney (included on the signature page to this registration statement as initially filed on February 7, 2007)

*	To be filed by amendment.
**	Previously filed.
‡	Incorporated by reference to Exhibit 10.65 to Interpool Inc.’s Quarterly Report on Form 10-Q, dated November 7, 2006 (File No. 001-11862).
‡‡	Confidential treatment requested as to portions of this exhibit.

(b)	The following financial statement schedule is filed as part of this Registration Statement:

Schedule II—Valuation Accounts

All other financial statement schedules have been omitted because they are not required, not applicable or the information to be included in the financial statement schedules is included in the Consolidated Financial Statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California on April 24, 2007.

CAI International, Inc.

By:	/S/ MASAAKI (JOHN) NISHIBORI
Masaaki (John) Nishibori
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 has been signed on April 24, 2007 by or on behalf of the following persons in the capacities indicated.

Signature	Title

/S/ HIROMITSU OGAWA Hiromitsu Ogawa	Executive Chairman of the Board

/S/ MASAAKI (JOHN) NISHIBORI Masaaki (John) Nishibori	President, Chief Executive Officer and Director (principal executive officer)

/S/ VICTOR GARCIA Victor Garcia	Chief Financial Officer (principal financial and accounting officer)

INDEX TO EXHIBITS

Exhibit No.	Description

*1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of CAI International, Inc.

3.2	Amended and Restated Bylaws of CAI International, Inc.

4.1	Form of Common Stock Certificate

5.1	Form of Opinion of Perkins Coie LLP

10.1	Amended and Restated Revolving Credit and Term Loan Agreement, dated September 29, 2006, among Container Applications International, Inc., the Lenders listed on Schedule 1 thereto, Bank of America, N.A., Banc of America Securities LLC, LaSalle Bank National Association and Union Bank of California, N.A.

‡10.2	Note Issuance Agreement, dated October 1, 2006, between Container Applications International, Inc. and Interpool, Inc.

‡10.3	Convertible Subordinated Secured Note, dated October 1, 2006, issued to Interpool, Inc.

**10.4	Employment Agreement, effective November 1, 2006, by and between CAI International, Inc. and Hiromitsu Ogawa

**10.5	Employment Agreement, effective November 1, 2006, by and between CAI International, Inc. and Masaaki (John) Nishibori

**10.6	Employment Agreement, effective November 1, 2006, by and between CAI International, Inc. and Victor M. Garcia

**10.7	Amended and Restated Registration Rights Agreement, dated February 16, 2007, by and among CAI International, Inc., Hiromitsu Ogawa, Ogawa Family Trust dated 7/06/98, Ogawa Family Limited Partnership and DBJ Value Up Fund

10.8	Form of Indemnification Agreement between CAI International, Inc. and each of its current executive officers and directors

**10.9	Office Lease for One Embarcadero Center, dated July 27, 2005, between Container Applications International, Inc. and One Embarcadero Center Venture

10.10	2007 Equity Incentive Plan

**‡‡10.11	Second Management Agreement between Container Applications International, Inc. and P&R Equipment & Finance Corporation dated March 1, 1996

**‡‡10.12	Management Agreement between Container Applications International, Inc., P&R Equipment & Finance Corporation and Interpool Containers Limited dated March 14, 2006

10.13	Stock Purchase Agreement, dated February 16, 2007, by and among CAI International, Inc., Hiromitsu Ogawa and DBJ Value Up Fund

10.14	Voting Agreement, dated February 16, 2007, by and among CAI International, Inc., Hiromitsu Ogawa, and DBJ Value Up Fund

**21.1	Subsidiaries of CAI International, Inc.

23.1	Consent of KPMG LLP

23.2	Consent of Perkins Coie LLP (included in Exhibit 5.1)

23.3	Consent of Marvin Dennis

23.4	Consent of William Liebeck

23.5	Consent of Gary Sawka

**24.1	Powers of Attorney (included on the signature page to this registration statement as initially filed on February 7, 2007)

*	To be filed by amendment.
**	Previously filed.
‡	Incorporated by reference to Exhibit 10.65 to Interpool Inc.’s Quarterly Report on Form 10-Q, dated November 7, 2006 (File No. 001-11862).
‡‡	Confidential treatment requested as to portions of this exhibit.